Exhibit 99.1

理想

FreeNEST

Li Auto Inc.
Environmental, Social and Governance Report 2025

Content

About the Report

Introduction

This is the 2025 Environmental, Social and Governance Report ("ESG[1] Report") released by Li Auto Inc. (a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability). It aims to showcase the ESG strategies, management and practices of Li Auto Inc., its main subsidiaries and consolidated affiliated entities as listed in its annual report (the "Company," "Li Auto," or "we").

Basis of Preparation

This report is compiled in accordance with the *Environmental, Social and Governance Reporting Code* (hereinafter referred to as *ESG Code*) in the Appendix C2 to the *Main Board Listing Rules of The Stock Exchange of Hong Kong Limited* (hereinafter referred to as "HKEX"), and its reporting principles of "Materiality," "Quantitative," "Balance" and "Consistency," in alignment with the core framework of the *GRI[3] Sustainability Reporting Standards*. Furthermore, this report draws reference from mainstream ESG rating indices such as MSCI[4] and S&P Global CSA[5] as well as incorporates UN SDGs[6] and the recommendations of ISSB[7] into its drafting process.

Report Approval and Access

This report has been reviewed and approved by the Board of Directors on April 10, 2026, which is responsible for the authenticity and validity of the information contained herein. This report is available on the website of HKEX (www.hkexnews.hk) and our IR website (https://ir.lixiang.com) in Simplified Chinese, Traditional Chinese and English. If there is any inconsistency, the Simplified Chinese version shall prevail.

Reporting Scope

The materials and data disclosed in this report cover Li Auto Inc., its main subsidiaries as listed in its annual report and consolidated affiliated entities[2]. The information covers the period from January 1, 2025, to December 31, 2025 (the "reporting period," "this year," or "2025"), unless otherwise stated.

Sources of Information

All materials and data referred in this report are sourced from our official documents, statistical reports and financial reports, which have been collected, summarized and reviewed by relevant departments. Unless otherwise stated, the reporting currency herein is Renminbi (RMB).

Disclaimer

Parts of this report are forward-looking and subject to uncertainties, which could cause actual results to differ materially from those presented. The Company undertakes no obligation to update any forward-looking statements provided in this report.

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[1] ESG, Environmental, Social and Governance.

[2] The Data is mainly collected from business entities in Beijing and Changzhou. Entities in Shanghai provide data on revenue, R&D expenditures and employees for this report.

[3] GRI, Global Reporting Initiative.

[4] MSCI, Morgan Stanley Capital International.

[5] S&P Global CSA, S&P Global Corporate Sustainability Assessment.

[6] UN SDGs, the United Nations Sustainable Development Goals, include 17 global development goals adopted by the United Nations to guide global development from 2015 to 2030.

[7] ISSB, International Sustainability Standards Board.

About Us

Li Auto is a leader in China's new energy vehicle (NEV) market. We stay committed to our mission of "Be Proactive, Change the World." We focus on the design, development, manufacturing, and sales of premium smart electric vehicles. Through continuous innovations in product, technology and business model, we strive to provide families with safe, comfortable and convenient mobility experiences and full-scenario services.

In 2018, Li Auto launched its first extended-range electric vehicle - the six-seat premium SUV Li One. In 2022, the Company launched four other extended-range electric vehicles - Li L9, Li L8, Li L7, and Li L6, and officially launched its first BEV high-tech flagship family MPV - Li MEGA in March 2024.

In 2025, Li Auto made ongoing efforts to upgrade product functionalities and deepen the product lineup, aiming to deliver premium intelligent electric vehicle products and services to a global user base. In the first half of 2025, we launched the

Li MEGA Home, the Li MEGA Ultra and the new Li L series, further enhancing the user experience. In July, we introduced our first pure electric SUV, Li i8, followed by the launch of Li i6 in September, relentlessly expanding our user base. In October, our first overseas retail center officially opened in Uzbekistan, marking a key milestone in our international market penetration. As of December 31, 2025, Li Auto's cumulative deliveries had surpassed 1.54 million vehicles.



Milestones of Li Auto

July 1, 2015

Li Auto Established



October 18, 2018

Li ONE, Li Auto's First Range-Extended Electric Vehicle, Officially Launched


理想智造

July 30, 2020

Li Auto Listed on Nasdaq


Nasdaq Listed
理想 Li Auto
Nasdaq

August 12, 2021

Li Auto Listed on the Main Board of HKEX


理想汽车香港上市仪式
Li Auto HKEX Listing Ceremony
2015.HK

June 2022 to April 2024

Li L Series Officially Launched



March 1, 2024

Li MEGA, Li Auto's First Battery Electric MPV, Officially Launched



October 18, 2024

Li Auto's Cumulative Delivery Exceeded 1 Million Vehicles



April 2025 to May 2025

The Li MEGA Home, the Li MEGA Ultra and the New Li L Series Officially Launched



July 29, 2025

Li i8, Li Auto's First Battery Electric SUV, Officially Launched



September 26, 2025

Li i6 Officially Launched



October 14, 2025

The First Overseas Authorized Retail Center Opened



December 5, 2025

Li Auto's Cumulative Delivery Exceeded 1.5 Million Vehicles



Sustainability Practices

Li Auto has integrated sustainability philosophy into corporate strategies and daily operations. We systematically identify and address the risks and opportunities in business operations while implementing sustainable development strategies with actions from five core fronts, namely "Product-Driven and Win-win Results with Users," "Driving towards a Green Future,"

"Inclusive Care and Shared Growth," "Community Contribution for a Better Society" and "Compliant Operation and Responsible Governance."

In pursuit of corporate vision and mission, we honor our social responsibilities and proactively align our practices with the UN

SDGs, striving to build a responsible, caring, and trustworthy corporate image. Through concrete actions, Li Auto contributes to the coordinated advancement of economic, social, and environmental development, contributing to a strong force to build a more sustainable future.

Areas	UN SDGs	Our Risks		Our Opportunities		Our Actions	
Product-Driven and Win-win Results with Users	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 17 PARTNERSHIPS FOR THE GOALS	Technology R&D risks Intellectual property right risks Product quality risks	User safety risks Supply chain risks Customer relationship management risks	Smart driving technologies Innovation layout Industrial resource integration	Increase of reliability and business capacity of supply chain Coordinated user innovation	Strengthening technology research and development Promoting industry cooperation Safeguarding intellectual property rights	Improving the quality management system Supplier ESG management Improving user satisfaction Reviewing marketing content
Driving towards a Green Future	6 CLEAN WATER AND SANITATION / 7 AFFORDABLE AND CLEAN ENERGY / 11 SUSTAINABLE CITIES AND COMMUNITIES / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 13 CLIMATE ACTION	Policy and regulatory risks Market risks Energy risks Climate change risks	Carbon emissions risks throughout the product life cycle Water pollution risks Waste management risks Natural disaster risks	Formulation of climate change contingency plans Production cost reduction by using renewables	Resource access and allocation optimization Materials recycling Green product R&D	Setting up carbon neutrality working group Performing an organization-wide carbon emission inventory Identifying climate-related risks and opportunities Promoting research and development of green materials	Improving the environmental management system Regulating pollutant discharge Evaluating and calculating the carbon footprint of products Building green factories Encouraging green office
Inclusive Care and Shared Growth	3 GOOD HEALTH AND WELL-BEING / 5 GENDER EQUALITY / 8 DECENT WORK AND ECONOMIC GROWTH / 10 REDUCED INEQUALITIES	Illegal employment risks Talent drain risks Human cost risks Benefit guarantee risks	Equal opportunity risks Safe production risks Occupational health risks	Diverse talent team Human capital empowerment Use of technological tools	Multi-channel knowledge access EHS capability enhancement	Equal and diverse talent recruitment Smooth and effective employee communication Reasonable compensation and benefits	Complete training system Equal opportunities for promotion EHS management system construction
Community Contribution for a Better Society	1 NO POVERTY / 2 ZERO HUNGER / 4 QUALITY EDUCATION	Reputational risks	Public safety risks	Enhancement of social value of brand Employment generation	Dedication to philanthropy	Providing disaster relief Promoting community integration Helping people in need	Promoting educational support Supporting charity activities initiated by users
Compliant Operation and Responsible Governance	12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 16 PEACE, JUSTICE AND STRONG INSTITUTIONS	ESG governance risks Business ethics risks	Litigation risks Information security and data privacy breach risks	ESG strategy Risk control system	Management model innovation	Improving corporate governance and ESG governance structure Enhancing communication with stakeholders	Ensuring compliant management Ensuring system security Protecting user privacy

2025 ESG Highlights

Product-Driven and Win-win Results with Users

Annual investment of RMB11.3 billion in innovation and R&D

6,041 R&D workforces

Participation in the formulation of 25 national and industry standards

Completion of the annual surveillance audit for IATF 16949 Quality Management System, with 100% of certification coverage

25 new quality-related online courses, accumulating to a total of 151 courses

96.8% of Li Auto's direct suppliers have obtained the ISO 14001 - Environmental Management System certification, 85.2% for the ISO 45001 - Occupational Health and Safety Management System certification, 98.9% for the IATF 16949 Quality Management System certification, 99.4% for the ISO 9001 Quality Management System certification

99.87% test drive satisfaction rate

99.98% sales satisfaction rate

99.93% product delivery satisfaction rate

99.63% after-sales service satisfaction rate

100% of user complaints handled and resolved

Driving towards a Green Future

Energy consumption of production was 0.122 tce per vehicle, with intended target accomplished

Water consumption of production was 3.6 tonnes per vehicle, with intended target accomplished

100% of manufacturing bases in production certified to ISO 14001 - Environmental Management System

Certified to ISO 50001 - Energy Management System

Grade 1 Low-Carbon Certificate for both Li i8 and Li i6 from the Energy-saving and Green development Assessment Center for Automobile Industry

Reduce carbon emissions by 1,289,982 kg and 949,855 kg through employees' use of NEV and green flight respectively

Zero administrative punishment related to environmental or ecological issues

Scope 1 and 2 GHG emissions totaled 202,969 tonnes of CO_2e, a 4.2% decrease from the previous year; Scope 3 GHG emissions totaled 9,477,859 tonnes of CO_2e, a 24.1% decrease from the previous year

Changzhou manufacturing base generated 84,621 MWh of solar power

Set a net-zero emissions target by 2050

Inclusive Care and Shared Growth

Employees came from 22 countries and regions, and 40 ethnic minorities

2,248 new hires from campus recruitment

423,783 enrollments in employee occupational training

Certified to the ISO 45001 - Occupational Health and Safety Management System

Zero serious injuries or fatalities due to production accidents

Expenditure of over RMB14.17 million on safety and health

Compliant Operation and Responsible Governance

Overseeing climate change performance indicators, targets, and standards, and performance have been added to responsibility of the Audit Committee

80 sessions of risk management training, recording 17,417 enrollments with nearly 14,752 training hours

Annual internal and third-party anti-bribery compliance audits covering all business areas, including one internal audit and one third-party audit, and certified to the ISO 37001 - Anti-Bribery Management Systems upon recertification

74 sessions of business ethics and anti-corruption training

Community Contribution for a Better Society

A total of RMB18.38 million was donated in 2025, with 1,075 enrollments contributing a total of 2,559 hours of volunteer service

Joined hands with 1,019 car owners in volunteer activities across 25 cities, contributing 2,173 hours of public welfare service

delivered to employees, coupled with 8 online courses, achieving 100% employee coverage, and totaling nearly 22,647 training hours

Certified to ISO 27001 - Information Security Management System and ISO 27701 - Privacy Information Management System; passed the Network Security Level Protection Evaluation and the Preliminary Compliance Test for Compulsory Standards of Vehicle Information Security for critical systems

12 information security training sessions, achieving 100% employee coverage, recording 68,733 enrollments with nearly 184,525 training hours

2025 Honorary Accolades

S&P Global CSA "Industry Mover"

S&P Global

Li i8 won the title of "Excellent Car Body" at the 2025 Automotive Lightweight Conference

China Society of Automotive Engineers

CHKD Award 2025 Sustainable Development Award – Digitalization and Artificial Intelligence

Chinese Chamber of Commerce in Germany (CHKD)

Two-Star Certification for Social Responsibility Evaluation in Personal Information Protection

CCIA Data Security Working Committee

Selected for the *Sustainability Yearbook (China Edition)* for Two Consecutive Years

S&P Global

Li i8 achieved a five-star certification in the China-Automobile Health Index (C-AHI)

China Automotive Engineering Research Institute Co. Ltd (CAERI)

Nationa Green Factory (Beijing manufacturing base and Changzhou manufacturing base)

The Ministry of Industry and Information Technology of the People's Republic of China

A five-star rating in the C-ICAP[1] privacy protection evaluation with the highest score

China Automotive Technology and Research Center Co., Ltd.

Green Development Award

China Automotive Industry Association

Li i8 and Li i6 won the 2025 Five-Star Healthy Car Award

CAERI Environment and Health Evaluation Center

China Design Excellence Award

China National Intellectual Property Administration

2025 Typical Case of End-of-Life Vehicle (ELV) Management in the Automotive Industry

CATARC- ADC

Li i8 was awarded China Top 10 Car Body in 2025

2025 China Top 10 Car Body Selection Event Conference

Li i8 achieved a five-Star+ rating in the China Green Car Assessment Program (C-GCAP)

The Automotive Testing & Assessment Management Center (CATC) of China Automotive Technology & Research Center (CATARC)

Enterprise with A-level Performance in the Key Industries Subject to Heavy Pollution Weather Control in Jiangsu Province

Department of Ecology and Environment of Jiangsu Province

The highest rating for cybersecurity and privacy protection in IVISTA[2]

China Automotive Engineering Research Institute Co. Ltd (CAERI)

[1] China Intelligent-connected Car Assessment Program.

[2] Intelligent Vehicle Integrated Simulation & Test Area.

ESG Management

At Li Auto, we are committed to the concept of sustainable development by continuously improving ESG management systems to promote environmental and social harmony, thus improving ESG management and performance, and facilitating our sustainability efforts.

The Company honors ESG policies and guidelines, implementing a clear and top-down ESG management framework. In 2025, in line with our actual business development needs, we further improved its ESG governance mechanism, clarifying the roles and responsibilities for ESG strategy formulation, implementation, and oversight at every organizational level, and strengthen the specific functions of ESG-related groups. Through the continuous optimization of our organizational structure, we have effectively enhanced the coordination and execution of ESG management, laying a solid foundation for high-quality and sustainable development.

Li Auto's ESG management structure



Board of Directors
Leading and being responsible for ESG management, identifying ESG management framework, reviewing ESG strategies, policies, and targets, and ensuring the building of effective ESG risk management and internal control systems.

Report / Approve and supervise

Audit Committee
Reviewing ESG strategies, policies, targets, annual plans, and mid-long-term plans together with the Board of Directors, as well as supervising their implementation; Developing ESG-related strategies, frameworks, principles, policies, and regulations; Overseeing the implementation of ESG targets, reviewing the practices and performance for legal and regulatory compliance; Monitoring Key Performance Indicators (KPIs) set by the Company on ESG priorities and ESG performance; and reporting and making recommendations to the Board of Directors on the above matters.

Report / Approve and supervise

ESG Working Group
Developing ESG targets and working plans, improving communication with stakeholders, identifying ESG-related risks and opportunities, and reporting to the Audit Committee.

Report / Approve and supervise

ESG-related Groups
Including Sales, Service, Legal and Risk Management, Capital Markets, R&D, Manufacturing, Quality and Safety, Finance, Supply Chain, Human Resources, Enterprise Systems, Administration, and External Affairs, and the Climate Change & Carbon Neutrality Working Group, etc. Coordinating the implementation of working plans and advancing specific tasks under the guidance of the ESG Working Group.

Stakeholder Communication

We highly value communication and exchanges with stakeholders, constantly improve routine and diversified communication mechanisms, actively listen to the voices of investors, users, employees, partners, and the broader society, promptly respond to their expectations and concerns, and accept their supervision, and steadily enhance transparency and trust, thereby promoting win-win results between the Company and its stakeholders.

Li Auto's stakeholder communication mechanisms

Stakeholders	Shareholders and Investors	Employees	Users	Suppliers	Governments and Regulators	Industrial Organizations	Communities	Media	Environment
Issues of Concern	Information disclosure Ongoing and stable business growth Corporate governance Innovation and development Business ethics Risk management	Legal employment Training and development Employee benefit guarantee Occupational health and safety	User service and satisfaction Product quality and safety Information security and privacy protection	Honest operation Mutual benefit and win-win progress Supply chain management Supply chain risk response Product quality and safety Business ethics	Regulatory compliance Compliant operation Information security Job creation Green product	Intellectual property rights management Innovative development Green product Cooperative development	Charity programs Community investment Volunteer activities	Information transparency Compliant operation Information security and privacy protection Responsible marketing	Energy use and management Sustainable product Green production and transportation Water management Emissions management
Communication Forms	General meeting Non-deal roadshow and IR meeting Regular report and announcement Interim announcement and notice Company website Investor mailbox News release	Employee satisfaction survey Internal OA system Internal communication meeting Employee complaint and feedback Internal and external training activity Publicity activity of corporate culture Employee care ativity	Official App WeChat official account User satisfaction survey Product survey and feedback User complaint and handling Online and offline activity promotion Company website and interactions on social media Li Auto car club	Project procurement Supplier contract and agreement Supplier audit and evaluation Supplier assistance and cooperation Interconnection of supplier data Partner conference	Information disclosure Daily communication and report Supervision and inspection Visit reception	Project cooperation Technological exchanges Result sharing	Community ativity Charitable ativity Company website and interactions on social media	News conference Inclusive interview Press conference Company website and interactions on social media	NEV-related technology and product R&D Data disclosure of operational environment Regular release of ESG report Cultivation of users' low-carbon awareness Responses to climate change

Materiality Assessment

Li Auto places close attention on the identification, assessment and management of sustainability issues, and regularly seeks feedback and suggestions from stakeholders. In 2025, following the three steps of "identification - survey and assessment - review and confirmation," we conducted a comprehensive review and dynamic adjustment of our material ESG issues. We also updated the material issues matrix and reported results to the Board of Directors for its approval. This process ensures our sustainability strategy is aligned with key issues while continuously improving our science-based and forward-looking governance.

Identification process of material issues

Identification

In accordance with HKEX's *Environmental, Social and Governance (ESG) Reporting Code* and the *GRI Sustainability Reporting Standards*, with reference to assessment requirements of ESG ratings and indices (such as MSCI, S&P Global CSA etc.) in capital markets, we have comprehensively categorized material ESG issues and focuses of stakeholders. Through benchmarking practices of peers both domestically and internationally, we have identified 20 material ESG issues.

Survey and Assessment

We collect responses from stakeholders including directors, senior management, employees, investors, users, and suppliers through anonymous online surveys. During this process, we identified the key stakeholders and took their opinions into priority consideration. We prioritized the issues from both "importance to Li Auto" and "importance to stakeholders," and produced Li Auto's material issues matrix in 2025.

Review and Confirmation

The ESG Working Group is responsible for reviewing and confirming the material ESG issues identified in the above assessment process, reporting them to the Board, and making recommendations on the final determination of the material issues.

Li Auto's material issues matrix   ● Environmental   ● Social   ● Governance



The distribution of Li Auto's material issues

Importance	Issue	Category	Location
	1 Product quality and safety	Social	1.2 Product Quality and Safety
	2 Technology innovation and R&D	Social	1.1 Innovation and Development
	3 Customer service and satisfaction	Social	1.4 User Service
	4 Information security and privacy protection	Governance	5.4 Cybersecurity
Extremely High	5 Sustainable supply chain management	Social	1.3 Supply Chain Management
	6 Occupational health and safety	Social	3.3 Safety and Health
	7 Risk management	Governance	5.2 Risk Management
	8 Employees' rights and welfare	Social	3.1 Talent Attraction
	9 Business ethics	Governance	5.3 Business Ethics
	10 Talent attraction and retention	Social	3.1 Talent Attraction
	11 Corporate governance	Governance	5.1 Corporate Governance
	12 Employee training and development	Social	3.2 Talent Growth
	13 Green product and technology	Environmental	2.3 Sustainable Product
	14 Climate change response	Environmental	2.1 Climate Change Response
	15 Emissions and waste management	Environmental	2.4 Green Operation
Very High	16 Energy management	Environmental	2.4 Green Operation
	17 Diversity, equity and inclusion	Social	3.1 Talent Attraction
	18 Water management	Environmental	2.4 Green Operation
	19 Public welfare undertakings and integration to the community	Social	4.1 Social Responsibility
Moderately High	20 Biodiversity protection	Environmental	2.4 Green Operation

01

Product-Driven and Win-win Results with Users

Li Auto operates with a steadfast user-centric philosophy. The Company drives product and technological advancement through innovation, safeguards product quality and safety with a strong sense of responsibility, supports sustainable development through a transparent and efficient supply chain, and delivers on its commitments to users through a professional and attentive service system. The Company is dedicated to creating safer, more efficient, and more enjoyable mobility experiences for users, jointly building trust and sustainability value.

1.1 Innovation and Development

Regarding innovation as the core driving force for its long-term development, Li Auto is dedicated to continuous exploration in areas such as electrification technology, assisted driving, and smart space. By constantly expanding technological boundaries, optimizing product and improving service experience, we aim to empower users' life through technology.

1.1.1 Innovation Layout

Li Auto builds a robust and scalable technological innovation system. The Company remains committed to the in-house development of core technologies and advances a global R&D strategy, with the establishment of four major global R&D centers in Beijing, Shanghai, the United States, and Germany, along with more than 80 R&D laboratories. This has equipped us with "material-level, component-level, and system-level to vehicle-level" development and validation capabilities across the entire chain. We maintain R&D investment growth and a strong pipeline of talent.

As of December 31, 2025

the Company's annual investment in innovation and R&D reached

RMB 11.3 billion

with an R&D workforce of

6,041



Establishment of the German R&D Center in 2025 — Case Study

Leveraging Germany's leading engineering capabilities and innovation ecosystem, Li Auto conducts R&D activities in key areas including styling design, power semiconductors, chassis systems, electric drive systems, and regulatory certification. It serves as a hub for attracting top-tier international technical talent, enhancing the Company's global competitiveness in core technologies and product compliance.

In its first inaugural operation, the German R&D Center initiated next-generation forward-looking research projects with five local German partners, and built a preliminary "three-group collaboration network" encompassing government authorities and industry associations, leading universities and research institutes, and key enterprises across the industrial value chain. The Center has produced multiple research achievements in areas such as electric drive systems. These findings have been disseminated through publications in top-tier academic journals, presentations at international academic conferences such as CTI Symposium DE, and features in authoritative industry publications like *Automobiltechnische Zeitschrift (ATZ)*[1]. In addition, the Center was awarded the 2025 CHKD China-Germany Economic and Trade Cooperation Sustainable Development Award - Digitalization and Artificial Intelligence Award.

Li Auto's innovation and R&D structure



Innovation Layout

Innovative Research + Technological Pre-research

Electrification Technology | Smart Industry

Assisted Driving | Material Technology

Smart Space | Other Specialties

[1] An authoritative professional technical journal in the field of automotive engineering.

Electrification Technology

Li Auto is comprehensively advancing its electrification strategy to provide users with more efficient, safe, and convenient driving experience with its independently developed core technologies, such as powertrains, thermal management systems, and steer-by-wire chassis solutions. In 2025, the Li i6 and Li i8 were equipped with industry-leading 5C supercharging-fast charging batteries[1] and intelligent charging control algorithms. Through the integrated application of software and hardware, milliampere-level risk identification and proactive control are achieved, ensuring battery safety.

Assisted Driving

Li Auto's assisted driving system witnessed a comprehensive upgrade in 2025, with the full rollout of the new Vision-Language-Action (VLA)[2] Driver Large Model to all models with AD Max in September. By deeply integrating visual perception, language understanding, and behavioral decision-making, the system enhanced performance in route selection, speed strategies, lane changes, and turning comfort, while further optimizing parking and full-scenario assisted driving experiences. High-frequency over-the-air (OTA)[3] updates ensure the continuous evolution of assisted driving functions, making driving safer, more comfortable, and more efficient.

VLA Driver Large Model — Case Study

Our AD Max possesses the abilities to understand, think, memorize and communicate, and can become a personal driver that understands users better and better through reinforced learning, thus comprehensively enhancing both assisted driving and intelligent parking experiences.

During the National Day holidays in 2025

it witnessed a total of

1.82 million hours
of assisted driving

1.22 million times
of VLA instruction usage

3.26 million times
of VLA-assisted parking

Highlights of Li Auto's assisted driving in 2025

Cumulative Assisted Driving Mileage
3.07 billion km

Cumulative Assisted Driving Hours
37.29 million hours

Cumulative Number of Intelligent Parking
130 million times

Number of VLA Instructions Used
12.25 million times

Potential Accidents Avoided by Active Safety
8.22 million

Extreme Accidents Avoided
16,172

Smart Space

Through deep integration of software and hardware, Li Auto builds a smart space that integrates natural interaction, immersive entertainment, and thoughtful services, thus bringing vitality to cars and families.

In 2025, Li Xiang Tong Xue was comprehensively upgraded into an intelligent agent with autonomous decision-making and execution capabilities. Powered by the Company's self-developed foundation model MindGPT, it has evolved from passive response to proactive service. Li Xiang Tong Xue is capable of independently invoking tools and performing "think-while-search" reasoning processes, enabling the efficient handling of multi-step and complex tasks, leading to significant improvements in service accuracy and completion efficiency. Leveraging Face ID and the family account system, Li Xiang Tong Xue establishes personalized memories and preference settings for each family member on basis of ensuring data security. This capability supports personalized linkage across seating, climate control, and entertainment content, enhancing family travel experience and further extending the service boundaries of the smart space.



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[1] "C" in 5C super charging batteries represents the battery's charge/discharge rate (C-rate). It is a breakthrough high-efficiency energy replenishment technology in the field of new energy vehicle power batteries.

[2] It is a cutting-edge, representative end-to-end large-scale model architecture in the field of artificial intelligence.

[3] Over-the-Air technology is a technology used in the field of smart connected vehicles for system updates and functional enhancements.

Key functions of smart space

Multimodal Interaction

Support voice, gestures, touch, and visual recognition, enabling continuous conversations, partitioned space interaction, multi-user interaction, and dialect recognition; launch a new "deskmate" function to provide more human-facing interactive experience.

Travel and Vehicle Assistant

Provide trip planning, destination navigation, vehicle status inquiries, fault diagnostics, and support voice-activated one-click self-service parking payment, thus enhancing travel convenience and safety.

Immersive Entertainment

Integrate gaming, karaoke, cinema, and concert hall experiences, supporting Dolby Vision, Dolby Atmos, 4D-vibrating seats, Karaoke function without microphone, and multi-screen synchronized playback to create an all-encompassing in-vehicle entertainment experience.

Knowledge and Information Services

Offer encyclopedic search, real-time information, and knowledge in astronomy, geography, mechanical and physical sciences, catering to users' diverse learning needs.

Personalized Intelligence

Adapt interaction methods and content recommendations based on user preferences and behavioral patterns, delivering a highly tailored intelligent cabin experience.

Li Auto's smart space highlights in 2025

The total usage by users

Activations of Li Xiang Tong Xue

2.52 billion times

Activation-free Instructions

170 million times

"Deskmate" Dialogues

18.95 million times

Microphone-free Karaoke Sessions

3.71 million times

Activations of Desktop Master

1.95 million times

Self-service Parking Payment Transactions

646,000 times

Co-pilot Entertainment Screen & Rear Cabin Entertainment Screen Usage

110 million hours

Smart Industry

Li Auto advances the R&D and engineering implementation of smart industry. With the "Lianshan" platform at its core, the Company integrates R&D, supply, manufacturing, and after-sales operations into a unified system, enabling end-to-end data flow across the entire production and service value chain. Focusing on its three-dimensional Smart Industry strategy of "streamlining, strengthening, and restructuring," Li Auto is driving the transformation of production lines from experience-driven to data-driven operations. Through robot-centric process planning, modular workstations, and AI-empowered inspection and operations and maintenance, the Company has significantly improved production ramp-up efficiency, manufacturing consistency, and operational stability.

Highly Automated Chassis Sub-assembly Line


Case Study

Li Auto has established the industry's first highly automated chassis sub-assembly line, equipped with approximately 40 robotic workstations. The line features early-stage collaboration between manufacturing engineering and product development. The line synergizes industrial and collaborative robots, 2D and 3D vision systems, force-control sensing, and AI-based video understanding technologies. Achieving an automation rate of 40%, the line is expected to save approximately 60 direct production personnel, providing a replicable engineering solution for highly automated final assembly pathways.

Modular and Mobile Intelligent Workstations


Case Study

Li Auto's modular workstations adopt an "integrated plug-and-play" approach to significantly shorten equipment deployment cycles. Standard modules, including 2D vision systems, automated screw feeding, Selective Compliance Articulated Robot Arm (SCARA)[1] robots, and force-controlled collaborative robots, are pre-integrated and tested offline. After off-site integration, the equipment can achieve a state of "mass production immediately upon factory installation, reducing the traditional equipment introduction cycle from approximately four months to just five days. This solution effectively mitigates deployment risks and production line downtime costs while substantially improving the flexibility and efficiency of the line reconfiguration and new product ramp-up.

Predictive Equipment Maintenance

Case Study

Li Auto's predictive equipment maintenance system utilizes multi-source data such as vibration signals, motor parameters, and operating condition clustering. Integrated with an early-warning algorithm suite, a vibration expert system, and machine learning models, the system enables three-tier early warning and fault localization. With an early-warning accuracy exceeding 95%, the system has identified and issued alerts for 13 critical risk points, cumulatively avoiding approximately 42 hours of unplanned downtime and an estimated direct production capacity loss of approximately RMB9 million.

[1] A classic and highly efficient structural configuration in the field of industrial robotics, characterized by its horizontal multi-joint mechanical arm design.

Material Technology

Li Auto advances the research, development, and application of high-performance and high-reliability materials, strengthening overall vehicle performance and user experience through innovations in structural safety materials and the development of green and low-carbon materials. In 2025, the Company achieved notable breakthroughs in areas including high-strength steels, advanced aluminum alloys, bio-based materials, and long-cycle durability performance, continuously enhancing vehicle safety, durability, and comfort while driving innovation and value creation in automotive materials.

Li Auto emphasizes the environmental sustainability of its materials. For further details on the Company's strategies regarding green materials, circular utilization, and low-carbon materials, please refer to the subsection "2.2.2 Environment-friendly Material."

1.1.2 Innovation Cooperation

Li Auto fosters an open and collaborative innovation ecosystem. Through industry-academia-research collaboration, joint government projects, and participation in developing industry standards, the Company promotes the coordinated advancement of its technology R&D systems and industrial chain capabilities.

Li Auto contributes to regional innovation governance and industrial chain capacity building through joint funds and project-based collaboration. Li Auto, in collaboration with the Shunyi District Science and Technology Committee and the Beijing Natural Science Foundation Office, established the Beijing Natural Science Foundation-Shunyi Joint Fund, providing funding support for key forward-looking technologies such as powertrain systems, power batteries, intelligent chassis systems, and thermal management. At the same time, Li Auto actively undertakes national and industry standard-setting responsibilities.

Through deep industry-academia-research collaboration, Li Auto accelerates the transformation of technologies from basic research to engineering application and industrialization. The Company maintains long-term partnerships with universities and research institutions such as Peking University, establishing postdoctoral research stations and joint research programs. These collaborations facilitate systematic research and talent development in domains including electric drive systems, thermal management, lifetime prediction, electromagnetic compatibility (EMC), and intelligent monitoring, building a talent and technology ecosystem driven by enterprise needs and supported by academic and research institutions.

In 2025, we deeply participated in the development of

25

national and industry standards covering steer-by-wire chassis systems, intelligent and connected vehicle technologies and passive safety technologies.

Li Auto Halo OS System - Advancing Open Source and Industrialization
Case Study

In April 2025, Li Auto officially open-sourced its self-developed smart vehicle operating system (Li Halo OS). In September 2025, the Company established a Li Halo OS Steering Committee, and secured commitments from 16 upstream and downstream industry partners through their signing of the *Li Halo OS Community Charter.* This initiative leverages leveraging open-source and standardized collaboration to accelerate industry adaptation and large-scale deployment. The Li Halo OS community is committed to providing a unified, efficient, and reliable technical information platform for computing, communication, and control functions across the vehicle. By addressing the limitations of traditional closed in-vehicle systems in terms of flexibility, scalability, and collaborative efficiency, Li Halo OS supports the continuous development and evolution of intelligent vehicle functions and accelerates the transition of intelligent vehicles into the artificial intelligence era.



16
upstream and downstream industry partners through their signing of the *Li Halo OS Community Charter*

Innovation Culture

Li Auto cultivates an open and progressive innovation culture. Through diverse internal and external innovation initiatives, the Company encourages employees to propose ideas for technological breakthroughs and product optimization. By promoting exchange, competition, and collaboration, Li Auto empowers employees to inspire one another and grow collectively, fully unlocking the creativity and innovation potential of the organization.

Li Auto's 2025 Tech Day
Case Study

On October 24, 2025, Li Auto hosted its 2025 Tech Day simultaneously at its Beijing R&D headquarters and the Sieton Park in Shanghai. The event showcased over 240 technological achievements through physical exhibits, models, videos, and graphic displays. These covered key strategic domains, including energy systems, intelligent technologies, intelligent manufacturing, and foundation models. Approximately 5,000 participants, including company partners, shareholders, top-performing sales representatives, and automotive opinion leaders, attended the event. Tech Day 2025 comprehensively demonstrated Li Auto's end-to-end innovation capabilities from R&D to real-world application.

The event showcased over

240
technological achievements

Approximately

5,000 participants

[1] EMC, Electromagnetic Compatibility .

1.1.3 Intellectual Property Protection

Li Auto strictly complies with applicable laws and regulations, including the *Patent Law of the People's Republic of China*, the *Rules for the Implementation of the Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Regulations for the Implementation of the Trademark Law of the People's Republic of China*. The Company continues to strengthen its intellectual property (IP) protection system by integrating patent and trademark management throughout its entire business process, ensuring the legality, sustainability, and commercial application potential of its technological achievements and brand value. Li Auto continuously iterates and optimizes its practices in patent, trademark, and copyright protection, as well as IP value realization, establishing a systematic, digitalized IP management mechanism deeply integrated with its businesses.

High-Value Intellectual Property Management

Li Auto actively improves its management mechanisms for high-value patents and high-value trademarks. In terms of high-value patent management, the Company improved the *Li Auto Inc. Domestic and International Patent Process Regulations*, the *Li Auto Inc. Supplier Management Measure*, and the *Li Auto Inc. High-value Patent Evaluation Rules* in 2025, with a focus on standardizing internal and supplier collaboration. Building on technological innovation, the high-value patent evaluation rules incorporate a product use-value orientation, refining grading review criteria and rights stability assessment standards, and reserving opportunities for the commercialization of patent portfolios. With respect to high-value trademark management, Li Auto further refined its management mechanism in 2025, maintaining the core definition of high-value trademarks while dynamically updating the scope of identification in line with business priorities.

Business Process Integration

The Company promotes the integration of IP management into business processes by embedding patent risk screening and patent portfolio planning into key project review milestones. These measures run throughout the entire project lifecycle, from project initiation to delivery, thus ensuring patent risk control and protection of technological innovation that are aligned with project progress.

Intellectual Property Training

In 2025, we advanced intellectual property training initiatives to raise our employees' awareness and practical capabilities in IPR protection, thereby enhancing employees' IPR awareness and their IPR protection capabilities.



In 2025, Li Auto carried out

25
IPR protection training sessions

with

1,330
attendees

registering an average training duration of
32.3 hours per person

As of December 31, 2025,
Li Auto had obtained a cumulative of

4,836
patents

3,762
trademarks

168
copyrights



1.2 Product Quality and Safety

Putting product quality and safety first, and guided by real user experience, Li Auto has established a full lifecycle quality and safety management system that covers design, production, testing, and after-sales stages.

1.2.1 Quality Management System

Li Auto strictly complies with the *Product Quality Law of the People's Republic of China* and the *Standardization Law of the People's Republic of China*. Adhering to international standards such as ISO 9001 and IATF 16949, and supported by the integrated product development (IPD)[1] quality management framework, the Company embeds quality requirements throughout the entire product, manufacturing, and user lifecycle, achieving end-to-end integrated quality management. In 2025, Li Auto successfully completed the annual surveillance audit of the IATF 16949 Automotive Quality Management System, maintaining a 100% certification coverage rate.

In 2025, Li Auto established the Customer Safety and Quality Committee as a quality decision-making platform authorized by the Strategic Management Committee. The committee is tasked with major quality risk assessments, quality strategy and policy formulation, end-to-end quality objective management, and quality engineering capability development. Through regular reviews focused on user experience, supported by mechanisms such as monthly risk reviews, resolution of high-priority issues, and quality red-line evaluations, the Committee promotes systematic prevention, root-cause improvement, and continuous enhancement of quality performance.

In 2025, centered on the 3.0 AI & Intelligent Quality Management, Li Auto deepened its IPD transformation, newly developing or iterating 55 quality-related process documents. These efforts strengthened full-process quality management and AI large-model empowerment of quality control, providing institutional support for stable business operations. In the same year, Li Auto was recognized as a governing member of the International Automotive Quality Standardization Society (IAQSA), and its practice case titled "Building a Digital and Intelligent Product Safety and Recall Management System Centered on AI and Quality Control" was selected as a national exemplary case by the State Administration for Market Regulation.

Product Design and R&D Quality

Li Auto adheres to a philosophy of safety prevention and quality prevention. Based on the Plan, Do, Check, and Act (PDCA)[2] management model, the Company implements systems including the *Li Auto Inc. Quality Manual*, the *Li Auto Inc. Vehicle Development Control Procedures*, and the *Li Auto Inc. Process Design and Development Control Procedures*. During the design and R&D stages, we conduct comprehensive testing across intelligent cabin systems, assisted driving, vehicle testing, and system processes. Through functional safety design standards and verification, we ensure products meet high standards of quality and safety, while enhancing early-stage issue identification and traceability capabilities.

Supply Chain Quality

In 2025, Li Auto established "AI-powered quality defense lines" across the supply and incoming material stages. At the supply stage, the "Lianshan" AI quality early-warning system is used to proactively identify and intercept quality risks. At the incoming material stage, material consistency management is strengthened to prevent potential risks from propagating to vehicle-level applications.



---

[1] A market-oriented, cross-functional product development management system that enhances R&D efficiency and quality management through structured processes and stage-gate review mechanisms.

[2] A continuous improvement management model that optimizes processes and performance through iterative cycles.

Manufacturing Quality

Li Auto continuously enhances the quality management requirements throughout the vehicle manufacturing process, improves systems such as the *Li Auto Inc. Mass Production Manufacturing Quality Management* and the *Li Auto Inc. Manufacturing Process Audit Management*. Based on regulatory requirements, management system standards, and quality inspection criteria, quality controls are implemented across all vehicle production stages, including stamping, welding, painting, and final assembly-to ensure compliance of processes, products, and regulations. Continuous quality improvement initiatives further enhance delivery quality and user satisfaction. In terms of smart industry, Li Auto deeply integrates autonomous driving technologies for closed scenarios with AI visual algorithms and high-precision automated equipment, enabling full-scenario intelligent inspection. This approach allows for precise identification and real-time interception of potential defects, significantly improving manufacturing risk detection efficiency. Intelligent inspection initiatives include unmanned inspection lines, automated Noise, Vibration and Harshness (NVH)[1] testing, intelligent electrical function testing, pre-delivery aging tests, and selected AI vision applications, ensuring risks are thoroughly identified and mitigated prior to vehicle delivery.



In-factory unmanned inspection

By comprehensively applying advanced technologies such as in-factory assisted driving, wireless vehicle-equipment interconnection, intelligent scheduling, and assisted testing, Li Auto has established a highly integrated unmanned inspection process, reducing manual intervention while improving inspection efficiency and consistency.

Automated exterior configuration detection

Through an array of cameras that capture images intelligently and analyze image information about vehicle appearance with smart algorithms, the automated inspection and archiving of vehicle appearance configurations are realized.

Automated detection of in-car odor and volatile organic compounds (VOC)[2]

Based on chromatographic separation and big data prediction models, an in-vehicle odor collection device was designed, and the odor and VOC levels of the entire vehicle were assessed and automatically detected, thereby enhancing in-cabin air quality control.

Vehicle automatic checkpoint pass

With barcode-reading cameras automatically identifying the vehicle identification number (VIN)[3], the Manufacturing Execution System (MES)[4] automates the checkpoint process instead of manual scanning, improving production takt time and data accuracy.

Three-certificate automatic verification

By scanning the three certificates, the system utilizes intelligent visual technology to extract key fields from input images, compare them with system data, and then return the verification results to the MES system for display.

Automated paint surface defect detection

A tunnel-style camera array combined with machine vision algorithms is used to automatically identify and detect defects in the paint surface, thereby enhancing the stability and consistency of paint quality.

Automatic vehicle deviation detection

Using distance radar and visual photography, we automatically detect lateral deviations of the vehicle within a specified range to assess whether it meets requirements.

Torque inspection data upload

With the torque inspection task issued by the system, the detection results are wirelessly uploaded to the MES system, thus improving patrol efficiency and data accuracy.

Wireless vehicle-equipment Interconnection

By establishing real-time communication between vehicles, cloud platforms, MES systems, and inspection devices, intelligent wireless interconnection between all systems is realized, promoting intelligent interconnection and coordinated operation across systems.

NVH intelligent inspection

In-car microphones collect acoustic data during vehicle inspections, which is then analyzed with intelligent cloud algorithms to automatically detect dynamic and static noise vibration and harshness (NVH).

---

[1] A key technical indicator for evaluating vehicle comfort and overall quality.

[2] A key environmental indicator affecting in-cabin air quality and odor evaluation.

[3] A 17-character code used to uniquely identify a motor vehicle.

[4] The core information system that connects production planning with shop-floor execution, enabling production monitoring, data acquisition, and quality traceability.

After-sales Quality

In full compliance with the *Regulation on the Administration of Recall of Defective Auto Products of the People's Republic of China* and other relevant laws and regulations, Li Auto has developed and improved the *Li Auto Inc. Recall Management Procedures*. We have clearly defined the specific work processes and responsibilities of each department to standardize every aspect of the recall process, standardized defect investigation, risk assessment, recall decision-making, and information disclosure. In 2025, we participated in the formulation of multiple national standards, including the *Li Auto Inc. Automotive Software Quality Management System Standards*, the *Li Auto Inc. Implementation Requirements for Automobile Product Recalls Based on Remote Upgrade Technologies* and the *Li Auto Inc. Manufacturers Guidelines for Automobile Product Recall,* contributing to the standardization of after-sales quality management across the industry.

The Company has established a sound defect management mechanism. Upon receiving any feedback about vehicle defects, the decision-making team responsible for handling major quality issues will immediately hold a meeting. According to GB/T 34402-2017 *Safety of Motor Vehicle Product - Guidelines for Risk Assessment and Risk Control*, we will carry out defect analysis and demonstration on relevant products and decide whether to initiate the recall. Once the defect is confirmed, we immediately halt the production and sale of defective vehicles. We actively communicate with vehicle users about the defect and response measures. Furthermore, we submit recall plans, periodic recall reports, and recall summary reports to relevant government authorities as mandated to effectively address product quality issues and safeguard users' rights and vehicle safety to the greatest extent.

In 2025, Li Auto proactively filed a recall plan with the State Administration for Market Regulation. This action was taken in accordance with the *Regulation on the Administration of Recall*

of Defective Vehicles and the *Implementation Measures for the Regulation on the Administration of Recall of Defective Vehicles*. Starting from November 7, 2025, the Company recalled a total of 11,411 units of the 2024 Li MEGA model produced between February 18, 2024, and December 27, 2024, accounting for 2.8% of total sales in 2025. For all vehicles within the recall scope, the Company provides free replacement of the coolant, power battery, and front motor controller. The Company is fully dedicated to identifying and eliminating potential risks to ensure all hazards are thoroughly addressed, and to resolutely safeguard the driving safety of every user.

1.2.2 Quality Culture Cultivation

Li Auto places strong emphasis on cultivating company-wide quality awareness and has established a systematic quality learning and culture promotion mechanism. The Company regularly conducts quality training, strengthens daily quality culture publicity, and promotes the comprehensive implementation of a quality-driven culture.

In 2025, Li Auto added 25 new quality-related online courses, increasing the total course inventory to 151. Quality training achieved full employee coverage. In terms of culture building, the Company launched the inaugural "Li Auto President's Quality Award" and selected five award-winning projects based on their tangible contributions, with the aim of enhancing employees' sense of honor and fostering a strong quality culture.

In 2025, Li Auto recorded

64
quality training sessions

Covering

21,090 **attendees**

Totaling

33,115 **hours**



1.2.3 Safety and Health Protection

Li Auto regards users' safety and health as a core product responsibility. By integrating technological innovation with full-process management, the Company has established a comprehensive safety and health protection system to deliver reliable, safe, and healthy mobility experience for users.

Safe Product

Li Auto advances technological and management improvements across multiple safety domains, including body and passive safety, battery and charging safety, system and active safety, and user operation safety, safeguarding user mobility through engineering-driven and systematic measures.


ziin Gallery

Vehicle Body and Passive Safety

- The "Fortress Protection System" is built with self-developed high-strength and high-toughness hot-formed steel and heat-treatment-free aluminum alloys. It adopts an integrated die-cast frame, a three-zone energy absorption strategy, and a 13-ring energy-absorbing design. The synergistic optimization of materials and structure achieves both high strength and effective energy absorption, creating a robust "mobile fortress" for users.
- The vehicle body is developed in accordance with China's C-NCAP[1] Five-Star (2024 edition) standards of China Automotive Technology & Research Center and C-IASI[2] (2023 edition) 3G+ zero-defect crash standards of China Insurance Automotive Safety Index, covering more than 100 vehicle-level test scenarios, including extreme conditions.
- After simulated user driving of 240,000 km, Vehicle Body-in-white inspections show intact structures with no cracking or debonding. The torsional stiffness attenuation rate remains below certification thresholds, while achieving industry-leading Vehicle Body airtightness.

System and Active Safety

- With a focus on in-house algorithm development and perception capability enhancement, we continuously improve our assisted driving and active safety performance. For vehicles for sell, models equipped with AD Max feature the VLA Driver Large Model, which enhances safety in complex traffic environments through more human-like perception and decision-making chains. AD Pro models are equipped as standard with LiDAR, for earlier, longer-range, and clearer target detection, providing users with critical time to avoid potential risks in advance.
- Through the coordinated evolution of functions such as Autonomous Emergency Braking (AEB)[3] and Automatic Emergency Steering (AES)[4], active safety systems have helped users avoid over 10,000 major accidents in real-world driving scenarios, significantly reducing the likelihood of high-severity collisions and continuously enhancing driving safety.

Battery and Charging Safety

- We adhere to industry-leading battery safety standards, safeguarding battery safety throughout the life cycle in terms of battery design safety, production safety, and operation safety. With hardware systems that meet the Automotive Safety Integrity Level D (ASIL - D)[5] safety standard, we provide early fault and risk warnings while maintaining battery safety monitoring on a 24/7 basis.
- We have independently developed a charging safety protection system. By building a cloud-based big data intelligent protection framework, we implement charging prohibition, suspension, or limitation for high-risk vehicles, forming a closed-loop management of "early prevention - rapid identification - closed-loop resolution" to ensure the safe operation of charging stations.

Usage Safety

- Safety behavior guidance is strengthened during vehicle delivery and daily use to continuously enhance users' proactive safety awareness. Through every OTA update, we provide users with concise "one-page" safety reminders and clearly highlight operational precautions in update notes, reducing usage risks arising from functional changes.
- Li Auto continues to organize the Assisted Driving Safety Month Activity, reinforcing users' understanding and observation with safe driving practices through in-app community content push, safety topic interactions, and educational engagement.

[1] C-NCAP, China New Car Assessment Program, which is a vehicle safety rating system released by the China Automotive Technology and Research Center, covering occupant protection, pedestrian protection and active safety tests.

[2] C-IASI, China Insurance Automotive Safety Index.

[3] An active safety technology that automatically applies braking when a forward collision risk is detected to mitigate or avoid impact.

[4] An active safety function that assists in collision avoidance through automatic steering intervention in emergencies.

[5] The highest functional safety classification defined in ISO 26262, issued by the International Organization for Standardization, representing the most stringent requirements for system failure risk control.

Healthy Product

Li Auto focuses on in-cabin environmental quality and the mitigation of potential health risks for users. Through material innovation and health testing, the Company effectively reduces the release of harmful substances and improves the cabin environment, creating a healthy and comfortable in-vehicle experience for users.

Control of Harmful Substances

We continuously improve our materials database and screening processes, and conduct VDA 6.3[1] process audits on suppliers' production processes. End-to-end management measures are strengthened across raw material control, full-part verification for each vehicle model, and post-mass production consistency control.

Healthy Cabin Environment

Li Auto's manufacturing bases are equipped with full-vehicle and component VOC test chambers, supported by high-precision analytical equipment such as liquid chromatography, gas chromatography, and gas chromatography-mass spectrometry (GC-MS). VOC testing and monitoring are conducted on every production batch of vehicles to ensure compliance with applicable national standards.

Across its entire vehicle lineup, windshields, sunroofs, and side windows block over 99% of ultraviolet radiation. Widely adopted silver-coated heat-insulating glass helps reduce the volatilization of harmful substances under high interior temperatures and to lower air-conditioning energy consumption.

Li i8 and Li i6

Li i8 and Li i6 models received **Five-Star+** ratings under the China Automotive Health Index (C-AHI) by CATARC. Notably, Li i8 outperformed the Li MEGA by achieving **No.1** in total score among new energy vehicles tested under the 2023 testing protocol.

Li i8

In January 2026, the Li i8 participated in the China Green Car Assessment Program (C-GCAP) led by CATARC. Li i8 delivered outstanding performance across all three sections, namely health, energy efficiency, and low carbon, and achieved the highest **Five-Star+** certification.

Li i8 and Li i6

The Li i8 and Li i6 were awarded the 2025 **"Five-Star Healthy Vehicle"** title, witnessed by Academician Zhong Nanshan.

Li L9 and Li L6

The Li L9 earned the title of **"Extreme-Heat Quality Vehicle and Extreme-Heat Healthy Vehicle,"** by CATARC, demonstrating rapid particulate purification and formaldehyde exposure protection capabilities under high-temperature conditions. The Li L6 passed the Super Health and Safety Test of CATARC.

Electromagnetic Radiation and Health

In response to widespread public concerns about electromagnetic radiation from intelligent new energy vehicles, Li Auto conducts targeted development based on real-world usage scenarios, including public health electromagnetic protection, electromagnetic protection for sensitive populations, and blue-light protection for eye health.

Li i8 and Li i6

The Li i6 and Li i8 satisfied all relevant indicators in CATARC testing and were awarded CATARC's first batch of the **"Human Electromagnetic Health Star"** designation for new energy vehicles.



[1] VDA 6.3, Verband derAutomobilindustrie – Process Audit, Edition 6.3, a rigorous audit framework widely applied across the global automotive supply chain to evaluate product development and manufacturing process capability.

World's First Application of Ultra-Low-Emission Polyoxymethylene (POM)[1] Material ⎯⎯⎯⎯⎯⎯ `Case Study`

In 2025, Li Auto partnered with Celanese to apply ultra-low-emission POM material in vehicle air outlet components. Combined with the in-cabin air purification system and Li Auto's proprietary Functional Unified Synergy Enhancement (FUSE) technology, this material reduces formaldehyde emissions to an industry-leading level under standard testing conditions, approximately 90% lower than existing industry standards.



[1] A thermoplastic engineering plastic with a high melting point and high crystallinity and often referred to as "super steel" or "acetal resin" owing to its excellent mechanical properties.

Vehicle quality and safety-related awards in 2025

Li MEGA
Golden Scale Award - Best User Experience Award for Innovative Application of the Opening & Closing System
CEVT, Kewen China
March 2025

Li i8
"Excellent Car Body" at 2025 Automotive Lightweight Conference
China SAE, China Auto Lightweight Technology Innovation Strategic Alliance
September 2025

Li i8
China Top Ten Car Body 2025
China Top Ten Car Body Conference, China Automotive Technology and Research Center, CISRI
September 2025

Li i8
Five-Star Certification under the China Automotive Health Index (Annual Overall Score No.1)
CAERI
November 2025

Integrated Electric Front Hood Lock (HLC)
Lingxuan Awards (Forward-Looking Category) - Gold Award, Body System Category
Auto Business Review, co-supported by AEPC
December 2025

Li Auto New-Generation Low-Warp Charging/ Fuel Port Cover Technical Solution
Lingxuan Awards (Forward-Looking Category) - Excellence Award, Lightweighting & New Materials Category
Auto Business Review, co-supported by AEPC
December 2025

1.3 Supply Chain Management

Li Auto continuously enhances its supplier management and risk control systems, integrating core ESG issues, such as product quality, environmental management, labor rights, and business ethics, into its supply chain management. This ensures end-to-end traceability, sustainability, and effective risk mitigation across all stages of the supply chain.

1.3.1 Supplier Management System

Li Auto has established an integrated and proactive supply chain management system. Adopting an active supply chain management model with the Integrated Supply Chain (ISC) architecture at its core, we promote efficient collaboration between the supply chain and R&D, product development, sales, and services. Through institutionalized supplier management reviews and nomination meetings, we have created a normalized channel for senior management participation, fostering a mutually beneficial ecosystem that supports long-term, win-win growth with our supplier partners.

Supplier Full Lifecycle Management

Li Auto continuously optimizes supplier full lifecycle management, covering key processes such as sourcing, nomination, certification, performance evaluation, tiered management, collaboration, and development. Supported by protocols including the *Li Auto Inc. Supplier Quality Manual* and the *Li Auto Inc. General Procurement Rules*, we ensure standardized and consistent execution. We conduct quarterly supplier performance evaluations and regularly update assessment criteria to continuously facilitate more science-based and forward-looking supply chain management. In 2025, we conducted assessments on 529 direct suppliers, achieving 100% coverage. Furthermore, by introducing additional processes such as sample part nomination and sheet material nomination, we further deepened and expanded the full lifecycle management framework for direct procurement suppliers, establishing a more robust and efficient closed-loop management system.



As of December 31, 2025, Li Auto had

529
direct suppliers[1]

Of which,

30
strategic suppliers

108
preferred suppliers

Supplier Tiering

Li Auto builds its supply chain management system on a dual-dimensional framework of "category management + supplier management." Based on the importance and risk level of materials, we classify materials into four categories: strategic materials, leverage materials, bottleneck materials, and conventional materials, which are managed in a customized manner according to their characteristics and business needs. Based on the scale of cooperation and performance evaluation results, we further categorize suppliers into five tiers: strategic suppliers, preferred suppliers, qualified suppliers, restricted suppliers, and eliminated suppliers. We comprehensively consider factors such as the country of production, industry characteristics, product attributes, supplier ESG performance, and share of procurement from suppliers to define the scope of key suppliers. This enables more refined tiered management and the continued deepening of cooperation with strategic and preferred suppliers.





Integrated Supply Chain Management

Category management

Supply chain risk level — High / Low — Material importance level — Low / High

Bottleneck material | Strategic material
Conventional material | Leverage material

Supplier management

Supplier full life cycle

Sourcing, Certification, Nomination, Evaluation, Classification, Collaboration, Development, Exit

[1] Direct suppliers provide parts, components, and auxiliary materials for vehicle production, including all kinds of parts, mold and tooling and they represent the largest procurement share of Li Auto.

1.3.2 Supplier ESG Management

Li Auto drives the co-creation of sustainable value across its supply chain in compliance with high ESG standards. The Company has issued the *Li Auto Inc. Supplier Code of Conduct* which clearly defines requirements in areas including environmental protection, labor rights, health and safety, and business ethics, integrates ESG management into full lifecycle management of suppliers, and sets ESG assessment results as a key criterion for supplier qualification.

As of December 31, 2025, the proportion of direct suppliers obtaining the

ISO 14001 - Environmental Management System certification

96.8 %

ISO 45001 - Occupational Health and Safety Management System certification

85.2 %

IATF 16949 - Quality Management System certification

98.9 %

ISO 9001 - Quality Management System certification

99.4 %

Green Supply Chain Building

In 2025, Li Auto launched the "Green 'Li Chain' Action Plan (2025-2030)," which promotes the transformation of the industrial chain from "scale leadership" to "green standards output." Through "Li Chain" actions, the Company has built management capabilities for the green supply chain, and improved institutions and mechanism by releasing the *Li Auto Inc. Green Supplier Low-Carbon Guideline*. The Company has established a comprehensive evaluation system covering dimensions such as the adoption of renewable electricity, the usage of low-carbon and high-circularity materials, low-energy-consumption process coverage, digital production line coverage, and the low-carbon packaging usage, thereby enabling low-carbon transformation among partners.

The Company adopts a tiered empowerment strategy for different types of suppliers, formulating targeted carbon reduction solutions for "growth-oriented" and "leading" partners to ensure that lifecycle-based emission reduction measures are effectively implemented in a closed-loop manner. Meanwhile, Li Auto joined forces with five green factory enterprises in Changzhou to launch the "Green Supply Chain Ecosystem" initiative, carrying out collaborative innovation around product greening, cleaner production, resource efficiency, and low-carbon energy use, and providing practical examples for low-carbon transformation and the development of a circular economy.

"Driving Supply Chain Upgrading via Key-Point Breakthroughs: Li's Approach for Green Supply Chain Transition"

◆

2025 Typical Case of ELV Management in the Automotive Industry - Green Supply Chain Management

CATARC- ADC

October 2025

Supplier ESG Survey

Li Auto conducts ongoing ESG surveys and assessments across its supply chain. In 2025, we distributed questionnaires to a number of Tier 1 and Tier 2 suppliers through targeted surveys to comprehensively understand their ESG management practices and needs, and to identify ESG risks within the supply chain. Based on the insights gathered, we will continue to enhance suppliers' ESG capability building, strengthen supply chain compliance management, and guide partners in improving green manufacturing capabilities, environmental performance, and social responsibility fulfillment.

Responsible Raw Materials

Li Auto adopts the responsible sourcing principle by regularly conducting material criticality and risk assessments, prioritizing the management of high-risk and key raw materials, and promoting traceability of material sources. We actively encourage and require strategic partners and key suppliers to conduct due diligence on conflict minerals, thereby ensuring supply chain compliance and the fulfillment of social responsibilities from the source.

Li Auto progressively increases the proportion of sustainable and recycled materials used, advancing the application of recycled aluminum and recycled plastics (For more details, please refer to subsection 2.3.1 Recycling). Through clearly defined internal responsibilities and targeted training for procurement and other supply chain-related positions, the Company ensures that sustainable material management requirements are effectively implemented across the organization and throughout the supply chain.

1.3.3 Supply Chain Risk Management

Li Auto emphasizes supply chain risk management as a critical element in ensuring supply chain stability and is committed to building a closed-loop mechanism covering risk early warning and identification, response, and emergency management. The Company establishes a line of risk defense for proactive supply chain management, and implements prevention measures in tandem with the upgrading and evolution of business systems, thus comprehensively safeguarding the reliability and stability of the supply chain.

In 2025, Li Auto steadily advanced the systematization and standardization of its supply chain risk governance framework, bringing key risks, including quality, capacity, delivery, compliance, and ESG, under a unified management perspective. Through up-front identification and dynamic control mechanisms, the Company enhanced its ability to predict and respond to potential risks.

In response to challenges arising from changes in the external environment and geopolitical uncertainties, Li Auto strengthens its efforts in two key areas: securing critical resources and optimizing the supply network. By promoting supply chain localization and diversification and optimizing the allocation structure of key resources, the Company reduces the risk of supply disruptions and volatility, further enhancing supply chain resilience and long-term stability. In 2025, Li Auto updated and improved its supplier risk management processes and related policies, while exploring the application of digital technologies and AI, in a bid to provide the guarantee for the sustainable operation of the supply chain.

1.3.4 Supplier Empowerment

Li Auto adheres to the philosophy of "deep connection, joint innovation, and win-win collaboration." Grounded in the "W.I.N.[1] Culture" of its supply chain ecosystem, the Company maintains high-frequency engagement with partners through diverse channels, such as the annual Global Partner Conference, themed workshops, and daily working groups. These interactions promote strategic alignment, capability co-building, and closed-loop problem resolution, unlocking shared future-oriented value and forming a systematic, intelligent, and brand-driven partner empowerment effect.

Li Auto conducts annual quality- and compliance-related training for suppliers. In 2025, through online, offline, and specialized formats, the Company carried out five anti-corruption training sessions and 21 quality training sessions, with quality training coverage for suppliers reaching 97.2%. In parallel, we significantly deepened the cooperation and enhanced the efficiency by launching empowerment co-creation workshops and deep integration projects.

In 2025, we conducted targeted supply empowerment initiatives for 44 underperforming partners to help them achieve a comprehensive improvement in their capabilities.

The Supply Chain Deep Integration Project — Case Study

In 2024, Li Auto, in collaboration with its partners, launched a "Deep Integration" Project for suppliers by leveraging its cutting-edge "Lianshan" system, with the aim of jointly building an industry-wide collaborative interconnection platform.

In April 2025, Li Auto hosted the "2024 Deep Integration Review," inviting 68 partner companies and more than 120 representatives. The meeting reviewed achievements in digital interconnection and announced the 2025 deep interconnection strategy alongside the new "CloudChain" platform.

As of December 31, 2025, a total of 62 partners had been integrated with the interconnection platform, supporting collaborative scenarios such as delivery risk management and quality prediction.

Li Auto Global Partners Conference 2025 — Case Study

In October 2025, Li Auto held its Global Partners Conference in Changzhou, attended by more than 600 partners from around the world. During the conference, we presented six major awards to 67 partners, including the Technical Contribution Award, the Excellence in Quality Award, the Win-Win Cooperation Award, the Li Auto TOP Award, and the Li Auto Value Award. These honors reinforced the concepts of strategic synergy and value co-creation, driving the implementation of the "'Li Chain' W.I.N." culture among suppliers.

Joint Quality Engineer (JQE)[2] Quality Excellence Training Camp — Case Study

In September 2025, Li Auto held the "JQE Quality Excellence Training Camp" in Changzhou, bringing together 109 joint quality engineers from suppliers. The program offered 19 professional courses covering Production Part Approval Process (PPAP)[3], laboratory management, Design for Manufacturability (DFM)[4], and cost of quality, helping participants build solid expertise and further improve the overall quality management level of the supply chain, supporting the high-quality and sustainable development of the green "Li Chain" ecosystem.

---

[1] Refers to Win-win, Innovation, Nexus.

[2] JA joint quality talent development mechanism cultivated collaboratively by OEMs and suppliers, aimed at enhancing suppliers' quality management capabilities.

[3] It aims to determine whether the supplier has correctly understood all of the customer's requirements and whether its production process is capable of stably producing conforming products.

[4] An engineering methodology that fully considers manufacturability and cost efficiency during the product design stage.

1.4 User Service

Li Auto adheres to the core value of "exceeding user expectations and creating products and services we are proud of." We continuously improve our services and actively initiate user community activities, aiming to provide users with safer, more convenient, and more comfortable products and service experiences.

1.4.1 Responsible Marketing

Li Auto complies with the *Advertising Law of the People's Republic of China,* the *Anti-Unfair Competition Law of the People's Republic of China* and the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests.* Li Auto implements responsible marketing strategies at every stage of sales and services. Through our direct sales model and well-established sales and service network, we offer users standardized and transparent services. All vehicle data, including energy consumption, safety performance, range, configuration, and sales volume, disclosed to users and the public, undergo verification and certification by national authorities to ensure that such information is truthful and accurate, and to prevent deceptive advertising or excessive marketing.

To strengthen the standardized management and risk control in external communications, Li Auto has designated dedicated personnel and roles and further refined its review mechanisms. The Company has fully integrated communication content from all regions into a centralized company-wide review and oversight framework. All materials published on official websites and social media platforms undergo strict compliance reviews to ensure they meet regulatory and internal standards. On this basis, key communication materials are subject to multi-level review and classified management to further enhance risk control. Li Auto has revised its advertising and communication content review system, bringing regional online communication content under unified review and supervision. The Company explicitly mandates explicit commitments in all promotional materials, continuously reinforcing the truthfulness and reliability of external communications.

In 2025, Li Auto successively introduced the *Li Auto Inc. Douyin Live Broadcasting Operation Management Policy* and the *Li Auto Inc. Broadcasting & Short Video SOP Guidelines* to establish normalized supervision and management over its live streaming and short-video businesses. These policies explicitly prohibit both in-house and third-party streamers from using false, ambiguous, or misleading content, and put in place inspection and review mechanisms covering both live processes and post-event checks, ensuring that business execution remains compliant.

Our sales personnel are required to truthfully introduce vehicle information, product highlights, purchase rights, brand culture, and other relevant content to users, as well as provide them with the most authentic product experience possible. In 2025, in compliance with the *Li Auto Inc. Business Management System for Retail Stores*, we strengthened supervision and accountability for behaviors such as inaccurate user information, false test-drive registrations, inaccurate system follow-up records, and excessive promises. In parallel, we continued to enhance the sales staff's sense of responsibility in marketing through regular training and conducted systematic reviews of their service behaviors.

We achieved 100% supervision coverage of all retail stores through a combined approach of "self-check, random-check, spot-check, and third-party check." This included the full implementation of quarterly comprehensive spot-check on stores, which achieved a passing rate of 80%. We monthly engaged third-party "mystery users" to retail centers to assess the execution of service standards by sales personnel. Check criteria are dynamically optimized on a monthly basis, with a focus on key areas such as user experience, service standard implementation, and the prohibition of excessive commitments, rebates, and additional giveaways. In addition, starting in 2025, sales and service employees at Li Auto were required to communicate with customers exclusively through Enterprise WeChat. This initiative aims to further standardize customer interactions while ensuring timely responses and transparency regarding customer rights.



1.4.2 Service Assurance

Adhering to the "professional, efficient, and user-centric" service philosophy , Li Auto strives to build an online and offline service system. Focusing on sales, delivery, after-sales service, and charging network, we aim to provide users with a more professional, transparent and consistent service experience.

After-sales Service System

To meet the diverse service needs of users during usage, we have established a standardized, regulated, and streamlined after-sales service system covering various service scenarios. Through the "one expert for whole-process service" model, we ensure that a repair specialist serves users consistently and professionally during the entire process including appointment confirmation, repair self-inspection, and vehicle delivery and settlement. To address the varying efficiency needs of service centers with different business scales, Li Auto piloted a "dedicated reception model" in more than 40 service centers in 2025. Under this model, dedicated front-desk staff are responsible for user reception, work order issuance, and vehicle delivery and settlement, while workshop technicians focus exclusively on repair tasks. These two service models coexist flexibly, enhancing specialization and operational efficiency across service processes and delivering a higher-quality service experience to users.

After-sales Quality Assurance

Li Auto has set up a service assurance mechanism under centralized headquarter coordination. We offer online and offline guidance and support to servicing centers to enhance the quality of after-sales services delivered by front-line teams. Our technical support team can promptly address complex issues using active fault warnings and a quick response mechanism.

We have also implemented the inspection system involving "self-inspection by service repair specialists, random and final inspection by quality inspectors, and final inspection by quality inspection experts," effectively controlling maintenance quality risks.

We recognize that the professional competence of our after-sales team is the cornerstone of service quality. To this end, we have established a full-cycle professional training system covering learning, training, on-the-job practice, and assessment. We also regularly organize nationwide Quality Month meetings to facilitate cross-regional sharing of best practices and experiences, continuously enhancing the team's service capabilities and professional standards. In 2025, we further established an After-sales Corporate Culture Center, strengthening the integration of hands-on capabilities and professional expertise through systematic case-based training.

To systematically cultivate after-sales service management talent, we launched the "Service Management Talent Reserve Program." Through a comprehensive "learning-training-practice-evaluation" development framework and frontline rotational assignments, the program provides campus recruits with a structured platform for growth and career development.

In 2025, Li Auto conducted

127

after-sales training sessions

with

11,857 attendees

Li Auto's after-sales service assurance measures

Mobile Service	For users located near servicing centers, we provide on-site mobile repair services. For users with appointment requests, we carry out pre-diagnosis in advance and provide solutions, enabling rapid resolution of vehicle issues when on-site repair conditions are met.
Patrol Service	For users outside the service center coverage area, we offer itinerant repair specialist services. Users can make online appointments in advance and receive vehicle diagnostics, then complete offline repairs at nearby locations according to the time and location arranged by repair specialist.
Onboard Diagnostic Device & Intelligent Predictive Maintenance	We are developing the Li Intelligent Diagnosis Master (LiDM) onboard diagnostic device, leveraging the computing power built into smart vehicles to integrate diagnostics and maintenance. In the future, combined with the "Lianshan" intelligent diagnostic platform, it will enable end-to-end problem detection and remote alerts, enhancing proactive service capabilities.
Smart Service Center	As of December 31, 2025, the smart service center system has been deployed across 90 company-owned servicing centers nationwide. Using cameras, sensors, and intelligent algorithms, the system visualizes the entire service process. It ensures real-time coordination in user reception, workshop operations, and safety monitoring, improving response times, maintaining operational standards, and safeguarding the EHS of smart service center.
Holiday Travel Guard	During major holidays such as Mid-Autumn Festival, National Day, and Spring Festival, we provide free vehicle checks, windshield washer fluid refills, and key battery replacements. During winter care periods, targeted services include testing the freezing point of windshield washer fluid and replacing it as needed.
Insurance Assurance Service	We have optimized the insurance subscription process in the Li Auto App by simplifying form-filling and adding clear page prompts, improving online policy application convenience. Additionally, we work with insurance providers to refine quote strategies and enhance manual support, ensuring users enjoy a smoother and more reliable insurance experience.

1.4.3 Charging Network

Li Auto is committed to expanding its charging network and accelerating the launch of charging infrastructure to offer users a more convenient and worry-free travel experience. We facilitate the integration of 5C super charging and advanced high-voltage pure electric technology enables faster charging and longer ranges, delivering an energy replenishment experience that surpasses traditional ICE vehicle refueling.

Li Auto's second-generation 5C super charging stations were launched in March, 2025, achieving the system charging operation noise level reduced to 55 dB. Through full-scale data monitoring, the fault detection rate dropped dramatically by 90%, the overall station lifespan was extended by over 30%, and capacitor utilization exceeded 99% during multi-vehicle simultaneous charging, effectively enhancing charging safety and grid efficiency.

In its super charging network deployment on expressway networks, Li Auto prioritizes its 5C super charging services. The total number of fully 5C-equipped stations has surpassed 1,200. The Company makes unremitting efforts to densify the charging network to significantly improve long-distance charging convenience.Meanwhile, urban super charging networks are under accelerated deployment, with first- and second-tier cities building near-complete "10-minute charging life circles." Additionally, by collaborating with premium commercial venues and establishing stations at city landmarks, Li Auto is creating high-quality charging scenarios that cover popular self-driving destinations, enabling worry-free energy replenishment across all usage scenarios.

As of December 31, 2025, Li Auto had a total of

3,907
super charging stations

21,651
charging stalls

In 2025, Li Auto provided

19.53 million
charging services

530 million kWh
of charging capacity

Li Auto Secures National Day super charging Service

Case Study

During the 2025 National Day holiday, Li Auto launched a dedicated service at its highway supercharging stations nationwide to fully ensure worry-free travel and return trips for new energy vehicle users. Nearly 500 high-traffic supercharging stations across the country were staffed with dedicated personnel to guarantee charging order and user experience throughout the holiday.

During the 8-day holiday, Li Auto's supercharging stations provided services for over 1 million times. The charging volume of highway supercharging stations exceeded 14.7 million kWh, accounting for 12% of the total highway charging volume nationwide. From convenient charging to thoughtful care, Li Auto is committed to enabling every user to enjoy worry-free, time-saving "charge upon arrival" services during long-distance travel.

1.4.4 User Experience

Li Auto proactively creates feedback channels for users, continuously listens to their voices, and deeply engages in the building of user communities in a bid to deliver higher-quality products and service experience.

User Test Drive Experience

In 2025, Li Auto continuously improved the user test drive experience by extensively offering Navigate on Autopilot (NOA)[1] function test drives across nationwide stores, with this test drive option accounting for over 75% of all test drives during the year. The Company also accelerated the deployment of the offline super charging network, achieving full coverage of charging services within a three-kilometer radius around offline stores.

User Delivery Experience

In 2025, Li Auto revised and improved the *Li Auto Inc. Business Delivery Manual*, systematically sorting out the delivery process for users and providing frontline delivery specialists with clear and standardized vehicle delivery guidance, aiming to deliver a product and service experience that exceeds users' expectations. We established a three-tier quality control model, "self-check, random-check and spot-check," covering the entire process before vehicle delivery to ensure that every delivered vehicle meets Li Auto's quality standards. This model has been implemented across all delivery centers nationwide and applied to all new vehicles on sale in 2025, covering appearance, interior, functional systems, onboard documentation, and other dimensions, providing solid assurance of core delivery quality. In addition, we further enhanced the delivery ceremony in 2025 and implemented personalized delivery experience support mechanisms to create an experience that exceeds user expectations.

Li Auto Develops Pre-Delivery Inspection (PDI)[2] Intelligent Vehicle Diagnostic System

Case Study

In 2025, Li Auto developed the Pre-Delivery Inspection (PDI) Intelligent Diagnostic System, which integrates a one-click PDI procedure to automatically inspect 21 major items and over 300 sub-items. Special inspection sequences were developed for frequent issues involving components, such as air conditioning, suspension, and range extender systems. Leveraging AI analysis, it performs fault diagnosis, generates repair recommendations, and closes the problem loop, enabling the automated interception and efficient resolution of quality issues before delivery, effectively improving the quality and reliability of vehicle delivery.



[1] NOA, Navigate on Autopilot.

[2] PDI, Pre-Delivery Inspection.

User Communication

Li Auto places great importance on user feedback and has set up various communication channels, such as hotline services and the Li Auto App, aiming to provide 24/7 service for our users. Upon receiving user complaints, we classify and follow up on these cases promptly based on the type and urgency of the complaint. We continue to enhance the efficiency and quality of our complaint resolution processes for users. In 2025, we achieved a 100% handling rate of complaints.

By integrating strategic and operational methods, we conduct diverse user research to fully grasp users' needs and suggestions, thus enhancing our insights into user experience.

In the 2025 H1 New Energy Vehicle Brand Health Study released by LandRoads, Li Auto ranked first on the overall Brand Net Promoter Score (NPS) list with a score of 79.1. Meanwhile, in the mid-to-large MPV segment, the Li MEGA took the top spot with an NPS of 81.3.

User Satisfaction

Li Auto consistently prioritizes user satisfaction by conducting surveys on aspects such as test drives, sales, product delivery, and after-sales service to listen to genuine user feedback. In 2025, to collect user insights more scientifically and accurately, we comprehensively upgraded the existing survey system by officially replacing the previous Net Promoter Score (NPS) with the Net Satisfaction Score (NSS) , thereby establishing a more comprehensive user satisfaction assessment model. This metric not only measures positive user perceptions but also effectively quantifies the impact of negative experiences on overall evaluation, enabling more precise identification of performance across each service stage.

Currently, all business-line survey questionnaires have been standardized, following a three-step logic of "Scenario Satisfaction - User Perception Evaluation - Reasons for Dissatisfaction," ensuring data comparability and traceability of issues. Moving forward, we will continue to leverage these insights to optimize product and service strategies, delivering a higher-quality user experience.

In 2025, we achieved our annual targets for user satisfaction in links including test drive, sales, product delivery, and after-sales service.

Li Auto's NPS research method


Li Auto's NPS Research Matrix
Strategy
Operation
Strategy-oriented NPS
Relation-oriented NPS
Product Experience Research
After-sales User Satisfaction Research

Li Auto's user satisfaction and goals

Test drive satisfaction goal	Sales satisfaction goal	Product delivery satisfaction goal	After-sales service satisfaction goal
99.00%	99.40%	99.85%	97.00%
Test drive satisfaction rate	Sales satisfaction rate	Product delivery satisfaction	After-sales service satisfaction
99.87%	99.98%	99.93%	99.63%

02

Driving towards a Green Future

Li Auto actively advances its green transformation initiatives, embedding sustainability principles deeply at the R&D stage and establishing a carbon management system that spans the full product lifecycle. We strive to strengthen climate resilience, continuously enhancing green manufacturing capabilities, and persistently exploring pathways for harmonious coexistence between the automotive industry and the ecological environment.

2.1 Climate Change Response

Climate change is one of the major challenges facing humanity. Li Auto fully understands the profound impact climate change has on its corporate strategy and the industry as a whole. The Company has integrated climate actions into its overall management framework, enhanced its climate strategy, and is working hand in hand with all sectors to contribute to the national goals of "carbon peaking and carbon neutrality." In compliance with the *Environmental, Social and Governance Reporting Guide* in the Appendix C2 to the *Main Board Listing Rules of The Stock Exchange of Hong Kong Limited* and the *International Sustainability Standards Board (ISSB) International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures*, we improve the management system from four areas of governance, strategy, risk management, and metrics and targets, and continuously disclose our actions and results, with a view to enhancing climate resilience of our operation, thus contributing to the global response to climate change. In 2025, the Company made efforts systematically to identify climate risks and opportunities and analyzed financial impacts, and continuously enhanced its ability to address climate risks. For more details, please refer to the *Li Auto Inc. Climate-related Disclosure Report 2025*.

2.1.1 Governance

In 2025, Li Auto established a clear and efficient multi-tiered climate governance framework, defining responsibilities for all levels from the Board of Directors down to individual business units, ensuring the effective formulation and implementation of its climate strategy. Climate-related risks and opportunities are systematically integrated into corporate strategy, risk management, and day-to-day operations. On this basis, the Company further incorporates climate-related risks and opportunities into overall business decision-making and strategic planning through regular management reporting, continuous monitoring, and dynamic evaluation mechanisms. This approach ensures that ESG factors, including climate change, are embedded throughout strategy execution, major transaction decisions, and risk management processes, strengthening forward-looking strategic planning and enhancing flexibility in responding to uncertainties.

Board members boast expertise in corporate governance, climate strategy, financial planning, risk management, and internal audit. During the reporting period, Li Auto organized a climate-related training session for the Board, covering policy frameworks, development trends, and other relevant topics, to enhance directors' foresight, decision-making capabilities, and management proficiency. Currently, the Company has integrated climate-related issues into senior management's performance objectives and assessments and has been actively advancing related initiatives.

Li Auto's climate change governance structure


Board of Directors
Establish corporate climate governance framework and management mechanisms.
Audit Committee
Monitors the key performance indicators, targets, standards set and performance achieved on climate change matters by the Company. Assesses, reviews, reports and makes recommendations, at least once a year or as and when required, to the Board on the effectiveness of the Company's policies, practices, targets and performance in respect of climate change matters.
ESG Working Group
Serves as the key department aligning strategy with execution, determines and cascades climate-related targets, and identifies and manages climate-related risks composed of business unit leaders and senior management.
Climate Change and Carbon Neutrality Task Force
Drives the implementation of specific action plans by business units, collects data on the fulfillment of metrics and objectives, and participates in annual review meetings.

2.1.2 Strategy

Li Auto, in accordance with the *Environmental, Social and Governance Reporting Guide* of the *Main Board Listing Rules of The Stock Exchange of Hong Kong Limited* and IFRS S2 requirements, systematically identifies, prioritizes, and manages material physical risks, transition risks, and transition opportunities based on its business model and value chain. The Company then carries out optimization and transformation actions to address potential challenges and seize sustainable development opportunities.

Li Auto adopts a scientific and systematic approach to establish climate change management strategies. Based on its operational characteristics and upstream and downstream value chain, the Company identifies climate-related risks and opportunities across short-, medium-, and long-term[1] time horizons, evaluates and analyzes them under different climate scenarios, and takes proactive measures to address climate-related risks while capturing development opportunities.

We divide the value chain into six key stages according to business operations, namely Product R&D and Design, Upstream Supply, Manufacturing, Product Sales, Product Use, and Recycling & Disposal.

[1] Short term refers to 1–2 years, medium term refers to 3–5 years, and long term refers to more than 5 years.

Li Auto climate-related risk and opportunity identification

Risk Categories			Impact on the Company's business model and value chain	Main Impacted Value Chain Links	Key Financial Impacts	Time Horizons
Physical Risks	Acute Risks	Extreme weather	Impact production continuity, facility operational stability, asset lifespan, and supply chain continuity, thereby directly or indirectly impacting the Company's asset value, profitability, and other financial metrics.	Upstream supply, manufacturing, product sales, product use	Asset impairment, Increased operating costs	Short-term, medium-term
	Chronic Risks	Long-term natural risks	Directly or indirectly affect infrastructure located in climate-sensitive and water-stressed areas, such as production and operational facilities; increase expenses such as electricity and labor costs; and affect employees' occupational health.	Manufacturing	Increased operating costs, asset impairment	Long-term
Transition Risks	Policy Risks	Existing and emerging climate-related policies	As green and low-carbon policies are introduced and strengthened in China and abroad, businesses may come under greater pressure to conserve energy, protect the environment, reduce carbon emissions, and minimize their product's carbon footprint. If the Company or its suppliers are part of a carbon-pricing mechanism, they will incur additional costs for allowance settlement, which will increase their compliance and operating costs. The Company may also face cost pressures from suppliers due to rising compliance costs in the supply chain.	Upstream supply, manufacturing	Increased procurement, operating, and compliance costs	Short-term, medium-term and long-term
	Market Risks	Market changes across industry chain	Rising prices of raw materials and energy resources increase product costs and prices, affecting products' market acceptance. The limited number of upstream suppliers and products that meet green and low-carbon standards leads to an undersupply of related components.	Product R&D & design, upstream supply, product sales	Increased procurement costs, reduced revenue	Short-term, medium-term
	Technological Risks	Technology iteration & R&D	The new energy industry experiences rapid technological updates, requiring continuous increases in R&D investment to meet growing user demands. The low-carbon transition also necessitates upgrades to traditional manufacturing equipment and processes, which could lead to higher costs and asset impairment.	Product R&D & design, upstream supply, product sales	Increased operating costs,reduced revenue, asset impairment	Short-term, medium-term and long-term
	Reputational Risks	Stakeholder expectations	With the increasing attention and importance placed on climate topics, inadequate responses to climate change may lead to negative evaluations of the Company and damage brand value.	Product sales	Decrease brand value, reduced revenue	Short-term, medium-term and long-term
Transition Opportunities	Policy Opportunities	Existing and emerging climate-related policies	The EU has introduced multiple subsidy and tax incentive policies for new energy vehicles. Through carbon-credit trading mechanisms, carbon-credit policies may generate revenue for the Company.	Product R&D & design, manufacturing	Increased revenue	Short-term, medium-term and long-term
	Technological Opportunities	Energy sources and resource efficiency	Through more efficient circular economy models and product-process design, enterprises can improve the recycling efficiency of vehicle products and components. At the same time, the rapid development and scaling of low-carbon technologies may lead to reduced application costs through the use of green electricity, low-carbon raw materials, and high-efficiency batteries.	Product R&D & design, upstream supply, manufacturing, recycling & disposal	Lower procurement costs, lower operating costs	Medium-term, and long-term
	Products & Services Opportunities	User demands	As user preferences for products and services shift, offering a wider range of low-carbon new energy vehicle products, as well as green, smart, and convenient mobility solutions, may help increase global market share.	Product R&D & design, manufacturing, product sales	Increased revenue	Short-term, medium-term and long-term
	Market Opportunities	Forward-looking investments	In the context of the accelerating global transition to zero carbon, continued investment in low-carbon technology R&D and development of capabilities for products and services help capture emerging market opportunities while driving revenue growth.	Product R&D & design, manufacturing, product sales	Increased revenue	Medium-term and long-term
	Climate Resilience	Overall risk mitigation capacity	Through collaboration with value chain partners to explore diverse resource alternatives and sustainable development pathways, the Company can strengthen the resilience of its operations and value chain and support its long-term steady growth.	Product R&D & design, upstream supply, manufacturing, product sales	Increased enterprise value, increased revenue	Long-term

To assess the impacts of physical risks, transition risks, and transition opportunities on the Company under different climate scenarios, Li Auto draws on two internationally recognized sources: the Shared Socioeconomic Pathways (SSP) framework developed by the Intergovernmental Panel on Climate Change (IPCC) and the Global Energy and Climate (GEC) model published by the International Energy Agency (IEA) in the *World Energy Outlook 2024*.

We adopt a screening method for the scenario analysis that progresses from a "long list of risks" to a "risk assessment model" and then to a refined "short list of risks." In specific, we develop a risk assessment model by integrating multiple sources of information, including the Company's operating context, industry observations, and authoritative databases. This model identifies climate-related risks and opportunities that may have a material impact on the Company and determines the appropriate climate scenarios for evaluation.

This assessment was conducted with 2024 as the baseline year. We map out the pathways through which various climate risks and opportunities impact our business operations and assets under different climate scenarios. Subsequently, we estimate the financial implications by calculating Physical Value-at-Risk (PVaR[1]) for physical risks and Carbon Value-at-Risk (CVaR[2]) for transition risks and opportunities. We then consolidate these outputs into an internal climate scenario analysis report to provide the foundation for future management and decisionmaking. Going forward, the Company will monitor changes in climate-related transition policies, paying particular attention to mechanisms that can generate economic benefits. The Company will also explore carbon asset management to capture additional value.

Li Auto's selected physical and transition scenarios

Climate Scenario	Scenario Name	Emission Scenario	Scenario Description	Key Characteristics	End-of-Century Temperature Rise
Physical	IPCC SSP5-RCP 8.5	High emission scenario	This is a relatively pessimistic future pathway that reflects potential challenges of climate change if current greenhouse gas emissions trends remain unchanged. This scenario provides a basis for evaluating exposure under more extreme conditions for physical-risk assessment.	The rapid economic growth being experienced is driven by the use of fossil fuels, and there has been no significant intervention in climate policy.	Approximate 4.4℃
	IPCC SSP1-RCP 2.6	Low emission scenario	This is a relatively optimistic pathway that requires global co operation and strong policy support. It calls for rapid action to reduce greenhouse gas emissions in order to keep the increase in the global average temperature within 2° C above pre-industrial levels.	Rapid technological progress and effective green policy implementation are driving the global transition toward a low-carbon economy.	Approximately 2℃
Transition	IEA STEPS (Stated Policies Scenario)	High emission scenario	It includes energy, climate, and industry-related policies that have been implemented or announced. However, it assumes that policy targets may not be fully achieved on schedule, which introduces uncertainties.	Continuation of existing policies	Approximately 2.4℃
	IEA APS (Announced Pledges Scenario)	Medium emission scenario	This scenario reflects a detailed analysis of national policies and assumes that all countries will achieve their declared energy and climate targets, including long-term net-zero goals and Nationally Determined Contributions (NDCs), in a timely manner.	Achievement of existing commitments	Approximately 1.7℃
	IEA NZE (Net Zero by 2050 Scenario)	Low emission scenario	This scenario represents a more stringent policy pathway aligned with achieving net-zero emissions from the energy sector globally by 2050. This scenario corresponds to limiting long-term global warming to 1.5℃.	Achievement of net-zero emissions by 2050 and the 1.5℃ target	Approximately 1.5℃

[1] To estimate the percentage of total present value of cumulative losses caused by climate-related physical risks during the assessment period (hereinafter referred to as "cumulative losses") in the Enterprise Value Including Cash (EVIC).

[2] To estimate the percentage of total present value of cumulative losses and gains caused by climate-related transition risks and opportunities during the assessment period (hereinafter also referred to as "cumulative losses") in EVIC.

Overall Financial Impact of Physical Risks

Currently, the Company is primarily affected by typhoons, flooding, and other climate-related risks. In 2025, the premium paid by the Company for insurance covering losses from meteorological disasters was less than 0.01% of the EVIC[1]. Property losses incurred in sales, services, logistics, and other operations due to climate-related risks amounted to less than 0.01% of the EVIC, about 90% of these claims have been settled by insurance.

Overall, the Company's exposure to physical climate risks is low and generally manageable. Under both the IPCC SSP5-RCP8.5 and IPCC SSP1-RCP2.6 scenarios, the total PVaR of physical risks in 2050 remains below 4%, indicating a limited financial impact on the Company. In the long term, physical risks under the IPCC SSP5-RCP8.5 scenario are expected to have a higher impact.

Overall Financial Impact of Physical Risks for Li Auto

By 2030

IPCC SSP1-RCP2.6 PVaR	IPCC SSP5-RCP8.5 PVaR
0.96 %	**1.00** %
Cumulative Losses of RMB1,896 million	Cumulative Losses of RMB1,943 million

By 2050

IPCC SSP1-RCP2.6 PVaR	IPCC SSP5-RCP8.5 PVaR
2.67 %	**3.15** %
Cumulative Losses of RMB5,229 million	Cumulative Losses of RMB6,180 million

Financial impact composition of physical risks (by climate risk type)

Under different scenarios, the Company's PVaR for each physical risk remains below 2% by 2050, indicating that the resulting financial losses have a relatively limited impact on the Company. Acute physical risks (flooding and heavy precipitation, tropical cyclones) have a more significant financial impact, whereas chronic physical risks (high-temperature heatwaves and water stress) have a comparatively smaller effect on the Company.

By 2030	IPCC SSP1-RCP2.6		IPCC SSP5-RCP8.5		By 2050	IPCC SSP1-RCP2.6		IPCC SSP5-RCP8.5	
	PVaR	Cumulative Losses (RMB million)	PVaR	Cumulative Losses (RMB million)		PVaR	Cumulative Losses (RMB million)	PVaR	Cumulative Losses (RMB million)
Flooding and Heavy Rainfall	0.23%	451	0.18%	347	Flooding and Heavy Precipitation	0.79%	1,544	0.68%	1,329
Tropical Cyclones	0.72%	1,419	0.73%	1,438	Tropical Cyclones	1.73%	3,380	1.81%	3,549
Extreme Heat	0.01%	26	0.03%	49	Extreme Heat	0.15%	302	0.33%	649
Water Stress	<0.01%	<0.1	0.06%	109	Water Stress	<0.01%	2	0.33%	653

Risk Levels

High	PVaR > 10%
Medium-High	5% < PVaR ≤ 10%
Moderate	1% < PVaR ≤ 5%
Low	0.01% < PVaR ≤ 1%
Very Low	PVaR ≤ 0.01%



[1] Enterprise value including cash, being the sum of market capitalization, minority interests, and interest-bearing liabilities.

Overall Financial Impact of Transition Risks and Opportunities

With regard to transition risks, using policy risk as an example, under the three IEA scenarios, STEPS, APS, and NZE, the direct impacts of policy changes remain manageable. Even under the IEA NZE scenario, which presents the strongest policy intensity, the CVaR through 2050 is only about 0.16%. Over the time horizon, policy risk steadily rises with tightening policy intensity. Risk levels in 2050 are significantly higher than in 2030, reflecting the cumulative nature of medium-to long-term policy exposure. From the value chain perspective, the inclusion of upstream suppliers of electricity, heat, raw materials, and components in carbon-trading schemes may result in their carbon allowance costs being passed down through the supply chain, creating potential upward pressure on procurement expenses.

With regard to transition opportunities, given that new energy vehicles are the core of the Company's business, the CVaR under all three scenarios, in both 2030 and 2050, remain negative. This indicates that climate-related transition opportunities outweigh risks, and stronger policy ambition corresponds to greater potential upside for the Company.

From a low-carbon technological perspective, the "negative cost decarbonization" enabled by technology opportunities yields a significant impact. The CVaR reaches approximately -4% under both the IEA APS and IEA NZE scenarios, demonstrating that active zero-carbon transition efforts and adoption of low-carbon technologies will enable the Company to effectively seize technological opportunities and generate positive financial impacts.

As for market opportunity, under IEA NZE scenarios, if the Company increases forward-looking zero-carbon investments, such as R&D, capital expenditures, and strategic investments related to low-carbon products and technologies, and maintains investment growth consistent with the IEA forecast scenario, it is expected to gain stronger product competitiveness and greater market opportunities, thereby driving significant growth in sales revenue from new energy vehicles and related investment returns. CVaR is expected to reach -50% by 2050.

Financial impact composition of transition risks and opportunities (by climate risk and opportunity type)

By 2030	IEA STEPS		IEA APS		IEA NZE	
	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)
Policy Risks	0.01%	10	0.01%	11	0.01%	24
Technology Opportunities	-0.35%	-684	-0.49%	-961	-0.74%	-1,445

By 2050	IEA STEPS		IEA APS		IEA NZE	
	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)
Policy Risks	0.06%	111	0.10%	204	0.16%	317
Technology Opportunities	-3.02%	-5,923	-4.04%	-7,920	-5.41%	-10,595
Market Opportunities	NA[2]				Approximately -50%	

Risk/Opportunity Levels[1]

High	CVaR > 10%
Medium-High	5% < CVaR ≤ 10%
Medium	1% < CVaR ≤ 5%
Low	0.01% < CVaR ≤ 1%
Very Low	CVaR ≤ 0.01%

[1] Risk/opportunity levels are classified based on absolute value.

[2] The market opportunity assessment is based on the key assumptions underlying the global achievement of the 2050 net-zero target, in line with the assumptions of the IEA NZE scenario; therefore, the CVaR quantitative assessment does not apply under this scenario.

Li Auto implements low-carbon strategies across the entire value chain to enhance climate resilience and adaptability. Based on climate scenario analysis and financial assessment, we systematically review the current financial impacts and response measures related to climate change, assess potential risks and opportunities, and actively implement various mitigation measures through our own funds. During the reporting period, we promoted relevant work in an orderly manner with significant achievements secured.

Li Auto's climate-related risks, opportunities and countermeasures

Risk / Opportunity Categories	Primary Risks / Opportunities	Countermeasures
Physical Risks	Acute Risks	Establish an extreme weather response committee and emergency team, identify seasonal and regional extreme weather risks and formulate corresponding contingency plans for each business module; Implement emergency response plans at vehicle manufacturing, sales and service, logistics, and other business scenarios, and conduct regular drills; Provide and maintain emergency supplies, such as generators and submersible pumps, to ensure the continuity of critical operations during extreme weather events.
	Chronic Risks	Develop high-temperature contingency plans at production bases, equip heat relief facilities, monitor environmental conditions in real time, and adjust work schedules accordingly; Enhance resource efficiency through ongoing technological innovation and apply Li Auto's inhouse intelligent lightweighting system during product R&D and design to improve product performance and indirectly strengthen climate resilience.
Transition Risks	Policy Risks	Strengthen internal environmental management systems by updating 16 environmental management procedures and introducing the *Li Auto Inc. Environmental Protection Facility Operation and Management Specifications*, to ensure compliance from a procedural standpoint; Prioritize upstream suppliers and raw materials that meet environmental standards to ensure compliance from the source.
	Market Risks	Adopt a user-centric approach in product R&D and design and product sales to build comprehensive low-carbon capabilities for automotive development. Adjust operations in a timely manner and actively expand into global markets; Actively promote the increase in clean energy procurement ratios, integrate ESG factors into the supplier onboarding assessment system, and support suppliers in implementing sustainable development practices through empowerment and communication across the upstream supply chain.
	Reputational Risks	Launch the "Green 'Li Chain' Action Plan (2025-2030)," to enhance full-lifecycle emission reduction performance and strengthen the brand's green, low-carbon image.
	Technological Risks	Budget for low-carbon technologies and processes and use bio-based polycarbonate (PC) and other materials during product R&D and design; For manufacturing, build an integrated "photovoltaics + intelligent scheduling" microgrid system for production to optimize the energy mix and increase the share of clean energy; For product sales, improve the delivery network, enhance the users' green experience, and increase direct-to-factory deliveries from suppliers and establish new logistics parks to improve loading rates, optimize routes, and reduce emissions during delivery.
Transition Opportunities	Technological Opportunities	Improve resource and energy utilization efficiency via lightweight design, circular materials application, and recycled aluminum development & application to electric-drive housings and other components during product R&D and design; Place emphasis on expanding the use of renewable energy across operations, accelerate the deployment of photovoltaic installations and green electricity procurement, build a circular recycling system, and develop and apply recyclable circular materials throughout the upstream supply, manufacturing, recycling, and disposal.
	Products and Services Opportunities	Advance the development and application of biobased and recycled materials and continuously optimize lightweight and low-drag designs during product R&D and design to reduce the lifecycle carbon footprint; Build green factories that improve energy and resource efficiency while ensuring product quality during the production stage to reduce the environmental impact of manufacturing; Provide users with convenient and comfortable low-carbon mobility solutions through high-quality green products and charging services.
	Market Opportunities	Develop green competitiveness by adopting energy management technologies and renewable energy during product R&D and design and manufacturing; For product sales, emphasize environmental features, such as ultra-low-rolling-resistance tires and high-efficiency-insulating glass, during product sales, to meet the growing demand for green mobility.
	Climate Resilience	Implement diversified climate transition measures and strengthen collaboration with value chain partners to develop green, low-carbon solutions across product R&D and design, upstream supply, manufacturing, and product sales; Develop an Environmental Data Platform (EDP) to accurately track 13 environmental indicators, including carbon emissions.

2.1.3 Risk Management

Li Auto has integrated climate change risks into its risk management systems, conducting thorough assessments of climate-related risks and categorizing and prioritizing these risks based on their importance. We have established a comprehensive risk management structure and management system and formulated risk response strategies. For more details, please refer to "5.2 Risk Management." We continuously improve monitoring measures for various climate risks, develop risk response plans, and plan to update risk response strategies in alignment with materiality.

Li Auto climate risk management process

Risk Identification

Conduct regular climate risk identification and compile a list of risks and opportunities; incorporate climate factors into broader risk insight processes.

Risk Assessment

Prioritize risks and determine the list of the Company's material risks;
Use climate scenario analysis to quantify the financial impacts of climate risks and opportunities for the Company.

Risk Response

Develop response plans for climate risks and opportunities based on climate assessment results and management needs.

Risk Monitoring and Reporting

Regularly monitor risk management progress and summarize climate risk management efforts .

2.1.4 Metrics and Targets

Li Auto is actively developing emission reduction targets and action plans, striving to advance the green transformation of the automotive industry. In 2025, we conduct company-wide carbon inventory work based on standards such as ISO 14064 and the Greenhouse Gas Protocol (GHG Protocol), which has been verified by a third-party assurance statement. Detailed data can be found in the *Li Auto Inc. Climate-related Disclosure Report 2025*. At the same time, we actively promote the accounting and assessment of product carbon footprints and strengthen the management of climate-related metrics and targets.

Annually, we set targets for energy and water consumption for the manufacturing of a single vehicle. In 2025, we continued to achieve our annual targets and further improved our performance.

In response to the global shift toward green and low-carbon development, Li Auto has refined its climate targets and tracking mechanisms. These revisions take into account the Company's business profile, climate-related trends, industry developments, and technological progress. The Company has aligned its climate ambition with the *Paris Agreement* and China's "carbon peaking and carbon neutrality" goals.

During the reporting period, Li Auto interim climate targets based on the *ISO Net Zero Guidelines (IWA 42)*. Using 2024 as the baseline year, the Company aims to reduce Scope 1 and Scope 2 (within operational scope) per-vehicle GHG emission intensity by more than 90% by 2050; and reduce Scope 3 per-vehicle GHG emision intensity by over 90% by 2050. Additionally, Li Auto has pledged to achieve net-zero-ready by 2040 or

earlier across its vehicle production facilities, office sites, stores, product decarbonization technologies, and charging network.Currently, the Company has not yet implemented an internal carbon pricing mechanism and is actively exploring the feasibility assessment of an inter-departmental carbon pricing and trading mechanism.

In the future, Li Auto will use a market-based accounting approach to track and disclose progress toward its targets.

Li Auto's per-vehicle target and achievement status in the manufacturing process in 2025

Indicator	Target	Actual Value	Status
Energy Consumption per Vehicle	0.125 tce/vehicle	0.122 tce/vehicle	Achieved
Water Consumption per Vehicle	3.7 tonnes/vehicle	3.6 tonnes/vehicle	Achieved

Li Auto's climate targets[1]

	By 2030	By 2040	By 2050
Scope 1&2	Reduce absolute GHG emissions by over 40%	Reduce absolute GHG emissions by over 65%	Reduce absolute GHG emissions by over 90%
Scope 3[2]	Reduce per-vehicle GHG emission intensity by over 25%	Reduce per-vehicle GHG emission intensity by over 65%	Reduce per-vehicle GHG emision intensity by over 90%

[1] Limited to existing operations and production capacity in 2024, including Scope 1 and Scope 2 emissions from fixed facilities, such as manufacturing base and office sites, corresponding to the production capacity within the scope of the 2024 Annual Report, as well as Scope 3 emissions associated with leased retail stores, authorized body & paint centers, and activities related to production capacity. For new production capacity (e.g., new manufacturing base) and new office sites or retail stores, the corresponding targets adhere to the principle that emissions must not exceed the carbon intensity level of comparable existing assets in the year they commence operation.

[2] Scope 3 includes Categories 1, 4, 8, and 14.

2.2 Sustainable Technology

Li Auto incorporates sustainable concepts into its product development. By managing energy consumption and adopting environmentally friendly materials, we create environmentally friendly products and build a low-carbon, green industrial ecosystem.

2.2.1 Sustainable Design

Li Auto integrates sustainable R&D concepts in the product design. By focusing on green battery solutions and in-house electric drive development, lightweighting pathways, and energy consumption management practices, the Company systematically optimizes the environmental impact of its products across the full lifecycle.

Green Battery Design

Li Auto has upgraded its battery management system to enhance the efficiency of green and circular energy utilization, enabling batteries to achieve an energy density of over 170 Wh/kg under 5C charging conditions. EV models are equipped with the 800V high-voltage platform, which delivers higher charging efficiency. With respect to the hardware, the super charging batteries used in Li i8 and Li i6 support a maximum operating C-rate of 5C, while the batteries' actual maximum capability exceeds 7C, retaining more than a 30% safety margin. In terms of the software, we have pioneered an industry-first intelligent anti-overcharge lithium plating detection technology. Leveraging the strong computing power and AI models enabled by Li Auto's vehicle-charger-cloud connectivity, this technology achieves milliampere-hour-level lithium plating risk detection, improving precision by more than tenfold. Based on early identification, the charging process is proactively regulated to deliver non-destructive battery protection. We also use recyclable materials in key parts such as power battery casings and cells to enhance the recycling and reuse rate of the batteries.

In-house Electric Drive Design

Li Auto continuously perfects driving efficiency and power output. Through the in-house development of electric drive systems and silicon carbide (SiC) chips, the Company enhances the vehicle's range and power responsiveness, contributing to carbon reduction during product use.

Li Auto's applications of electric drive design technologies

Technologies	Applications
High-voltage SiC Main Drive Technology	We have developed and delivered the high-efficiency electric drive platform using third-generation silicon carbide (SiC) power semiconductors, with a maximum operating voltage of 880V. Compared with silicon-based IGBT[1] solutions, this technology reduces overall vehicle driving energy consumption by 6.8%.
	The in-house developed high-voltage 800V electric drive system for pure electric vehicle platforms have entered mass production with Li i8 and Li i6 models, achieving an operating efficiency of 93.08%, equivalent to extending driving range by 30 km.
Advanced Packaging Process	The advanced in-house packaging processes (plastic encapsulation and silver sintering) for LPM silicon carbide power modules significantly enhances the reliability of core power module components in electric drive systems, with the number of power cycles increased by 130%.

Lightweight Design

On the basis of ensuring vehicle performance, we have achieved weight reduction by focusing on material lightweighting, structural lightweighting, and integrated lightweighting. This effectively reduces energy consumption and carbon emissions, while enhancing the environmental and economic performance of vehicles.

Li Auto's R&D and applications of lightweight materials

Aluminum

We adopt in-house developed 6000HS aluminum extrusions[2] and LeFlow aluminum alloys[3], combined with a molten aluminum direct-supply development approach. This enables savings of approximately 80 m^3 of natural gas per tonne of cast aluminum and reduces carbon emissions by 178 kg CO_2e/t.

Steel

We use high-performance hot-formed steel and advanced high-strength steel materials, and conduct in-house development of 2000IH hot-forming steels[4].

---

[1] IGBT，Insulated Gate Bipolar Transistor.

[2] An ultra-high strength Series 6 aluminum alloy profile developed by Li Auto.

[3] A high-toughness, heat-treatment-free die-cast aluminum alloy material developed by Li Auto.

[4] A high-strength, high-toughness hot-formed steel material developed by Li Auto.

Energy consumption management

Li Auto reduces carbon emissions during the driving journey through technological innovation, offering users lower energy costs. In 2025, through the development and application of advanced thermal management systems, we achieved a significant improvement in energy efficiency, providing users with a more economical, eco-friendly and efficient travel experience.

Li Auto's Energy Efficiency Management Technology Application

- **Intelligent fuel-electric power distribution**: Reduce low-efficiency operation of the range extender, lowering fuel consumption and emissions.
- **Integrated thermal-electric control**: Improve system heat utilization efficiency and reduce overall energy consumption.
- **Intelligent load management**: Control the activation and deactivation of onboard loads based on usage scenarios, minimizing unnecessary energy consumption.
- **Thermal management system**: Enhance overall driving range through heat-cycle optimization enabled by waste heat recovery.

Energy Comprehensive Efficiency Comparison of Selected Li Auto Products

Model	All-electric Driving Range (km)	Electric Energy Consumption (kWh/100 km)
Li i8	720	14.8
Li i6	720 (2WD) / 660(4WD)	13.8 (2WD) / 14.8 (4WD)

Model (2025)	Battery Range (CLTC combined cycle, km)	Extended-range Fuel Consumption, Fuel Consumption under Charge-depleting State (liters/100 km)
Li L9	280	7.6
Li L8	280 (Max & Ultra) / 225 (Pro)	7.5
Li L7	286 (Max & Ultra) / 225 (Pro)	7.4
Li L6	212	6.9

[1] SVHCs are identified as substances that may have serious and often irreversible effects on human health and the environment according to *EU REACH Regulation*.

2.2.2 Environment-friendly Material

Li Auto integrates the low-carbon and environmental protection concepts in material development, prioritizes environmentally friendly materials, and eliminates hazardous substances in its products, ensuring safety for the environment and human health.

Environment-friendly Material Development

Through sustainable design approaches, Li Auto extends product service life while simultaneously promoting the application of green and non-toxic materials to reduce environmental impacts.

Li Auto's development technologies for sustainable and eco-friendly materials

Anti-corrosion and Aging Resistance Technology

Both corrosion resistance and aging resistance contribute to long-term durability. Severe corrosion and aging of parts can lead to functional failure and undermine driving safety. Full-vehicle corrosion and aging measures can achieve a service life of over 12 years. Within the existing material system, this maximizes product lifespan, saves materials, reduces waste, and supports low-carbon emissions. At the same time, severe part corrosion and aging can lead to functional failures, affecting driving safety. The Li L9 and Li L8, which witnessed mass production in 2025, achieved an annual total carbon reduction of 20,997 tonnes.

Bio-based Polycarbonate

The Star Ring lamp decorative panel uses bio-based Polycarbonate, which reduces CO_2 emissions by 2.9 kg per kilogram of material. Additionally, this material features high infrared transmittance, improving aging resistance by 3.34 times, significantly enhancing the long-term safety and reliability of the product.

Hazardous Substance Control

Li Auto has been continuously optimizing the comprehensive hazardous substance management system and is promoting the reduction and eco-friendly substitution of hazardous substances. We strengthen full-chain control measures, from raw material control, full-quantity verification of vehicle parts to post-mass-production consistency control. We comply with domestic environmental regulations and policies, such as the *Requirements for Prohibited Substances on Automobiles* and *Compliance Management Measures for Prohibited and Restricted Substances and Recycling Utilization*. We have interpreted and internalized the more stringent regulations of the foreign automobile industry, such as the *EU ELV Directive 2000/53/EC*, the *EU RRR Directive 2005/64/EC*, and *REACH (Regulation (EC) No 1907/2006)*, and developed our internal corporate standard *Q/LiA 5500001*, as well as various development process control documents.

Li Auto pays close attention to the impact of its products on users' physical health. For materials that come into direct contact with the human body, we included indicators such as potential sensitizing substances, persistent organic pollutants, and bioaccumulation in the development data monitoring system to minimize the risk of hazardous substances with necessary measures. Given the risks posed by Substances of Very High Concern (SVHCs) to human health and the environment, we are actively exploring measures to restrict their use. Currently, we plan to pilot requirements in certain vehicle models, prioritizing the use of materials with low or no SVHC content in the supply chain, continuously enhancing corporate control standards and providing users with healthier and safer products.

Through the implementation of green supply chain management initiatives, Li Auto drives suppliers to continually improve their hazardous substance management systems, integrating hazardous substance control with component development. This ensures 100% hazardous substance management for all component products. Suppliers demonstrating excellence in hazardous substance and sustainability management are granted Green "Li Chain" authorization, facilitating a green transformation across the supply chain.

2.3 Sustainable Product

Li Auto prioritizes the development of low-carbon products and has established a full lifecycle sustainability pathway covering R&D, procurement, production, sales, and recycling. This approach ensures the comprehensive integration of sustainability from source to end-of-life.

2.3.1 Recycling

Li Auto is building an integrated circular ecosystem that covers vehicle and parts re-manufacturing as well as raw material recycling. By leveraging technological innovation, process upgrades and supply chain collaboration, we strive to meet the requirements of the plan for extended manufacturers' responsibilities.

Recycled Material Development

Li Auto is driving innovation in recycled material development, enhancing the material reuse rate, and working with the industry chain to achieve a green and low-carbon transformation together. We are actively developing integrated and standardized materials to increase the variety and proportion of recyclable and reusable materials used in vehicles.

Li Auto is increasing the use of recyclable aluminum materials and recycled polypropylene materials in its vehicles to achieve lighter weight and corrosion resistance. In the future, Li Auto will continue to increase the use of aluminum materials and recycled polypropylene materials in its vehicles, reduce carbon emissions throughout the product life cycle, and contribute to green and sustainable development.

Li Auto's sustainable product life cycle

Process	Measures
Product Development and Design	• We launch the strategy of intelligence and electrification, continuously enhance assisted driving and smart space technologies, and develop extended-range electric and high-voltage electric solutions. • We incorporate low-carbon design, including lightweight design, green battery development, sustainable electric drive systems, low-carbon material development, component durability upgrades, and energy efficiency management technology. • We develop eco-friendly materials and strengthen the control of hazardous substances in products.
Upstream Supply	• We cooperate with raw material companies with leading low-carbon technologies to develop and use low-carbon and recyclable materials and require suppliers to provide the carbon footprint of their raw materials. • We prefer upstream suppliers with a higher proportion of renewable energy usage to ensure robust material supply.
Production and Manufacturing	• We optimize production processes, such as implementing lean manufacturing and intelligent production, to reduce defective rates, improve efficiency, and minimize energy waste.
Product Sales	• We apply sustainable packaging design to increase the use of biodegradable, recyclable, or reusable packaging materials. • We continuously improve logistics transportation routes by adopting greener methods such as marine and rail transport.
Product Use	• We systematically optimize the powertrain technologies of our products, improve the power efficiency, increase the share of electricity in the use phase, to reduce carbon emissions in the use of products.
Recycle and Disposal	• We build a closed-loop recycling system, increase the proportion of recyclable materials in vehicles, and create an integrated circular ecosystem.

Li Auto's recycled material development highlights

Materials	Technical Highlights
Recycled Aluminum	We actively develop recycled aluminum materials and prototypes, aiming to apply low-carbon aluminum while satisfying all performance standards, providing users with safer and greener products. We explore low-carbon application pathways such as direct molten aluminum supply and closed-loop recycling to build a green supply chain and achieve full-process carbon reduction.
Car to Car Polypropylene	We optimize processing technologies, such as high-temperature washing and drying with odor removal, to ensure stable performance. By adding 20% polypropylene recycled from discarded bumpers to parts, we can achieve a carbon emissions reduction of 0.55 kg CO_2e per kilogram of material.

"Green Development" Award of the China Association of Automobile Manufacturers  Case Study

In 2025, Li Auto was honored with the "Green Development" Award from the China Association of Automobile Manufacturers. This award has recognized Li Auto's outstanding contributions in low-carbon material development. For green aluminum, we used advanced cleaning, sorting, crushing, and smelting technologies to recycle scrap aluminum alloys for use in components such as electric drive housings. This practice reduces reliance on bauxite mining and cuts approximately 15,000 tonnes of CO_2 emissions annually at the raw material stage.

Packaging Recycling

Li Auto actively implements green practices in packaging by optimizing design and packaging structures to improve recycling and reuse efficiency, thereby reducing waste generation. During the design phase, we reduce the packaging volume per vehicle and increase packaging space utilization. During the usage phase, we enhance the reuse rate of packaging and work closely with suppliers to promote packaging optimization.

In 2025, Li Auto increased package capacity and introduced reusable packaging materials, enabling bulk parts packaging to be reused, reducing costs and minimizing environmental impact. The single-vehicle packaging volume was optimized by 0.754 m^3, resulting in annual packaging material savings of 1,047,024 tonnes.

2.3.2 Product Carbon Footprint

Li Auto remains committed to conducting product carbon footprint assessments and accounting, which encompasses all stages of the entire life cycle, including raw material procurement, vehicle production, and product use. In 2025, Li Auto obtained China Green Car Assessment Program (C-GCAP) Certification led by China Automotive Technology and Research Center.

To address challenges such as fragmented carbon accounting standards, insufficient supply chain technology adaptation, and diverse user carbon reduction requirements, Li Auto has developed highly compatible carbon management indicators. We have established data collection and accounting, as well as data quality verification standards compatible with both domestic and international frameworks, and integrated blockchain-based data privacy technology to ensure the security of supply chain data. Additionally, to support the implementation of carbon reduction targets, we have launched the EDP Environmental Management Digital Platform, enabling fully automated data management and application. The platform oversees 13 environmental indicators, including carbon emissions.

Li i8 and Li i6

◆

Level-1 Low-carbon Certificate

Energy-saving and Green development Assessment Center for Automobile Industry

July and August, 2025

Li Auto's carbon footprint by vehicle models

Model	Full lifecycle Carbon Emissions (kgCO$_2$e)	Carbon Emissions per Unit of Distance Traveled (gCO$_2$e/km)
Li L9	44,693.74	297.96
Li L8	44,032.73	293.55
Li L7	43,851.70	292.34
Li L6	39,479.96	263.19
Li MEGA	40,391.67	269.28
Li i8	36,679.50	244.53
Li i6	32,136.00	214.24



2.4 Green Operation

Li Auto places great emphasis on pollutant management and environmental protection, continuously strengthens management, optimizes production processes to minimize the adverse impact on the natural environment.

2.4.1 Environmental Management System

We strictly adhere to the *Environmental Protection Law of the People's Republic of China* and other relevant laws and regulations and continuously improve the environmental management governance framework and the environmental regulatory system. We have developed environmental management systems such as the *Li Auto Inc. EHS Management Policy*, the *Li Auto Water Pollution Control Management Regulations*, the *Li Auto Inc. Air Pollution Control Management Regulations*, and the *Li Auto Inc. Noise Pollution Control Management Regulations*, and the *Li Auto Inc. Manufacturing Base Environmental Protection Facilities Operation and Management Specifications* to regulate resource use and waste discharge and management at our production bases. Additionally, we have compiled the *Li Auto Inc. Contingency Plan for Environmental Emergencies* to respond to and mitigate environmental risks. We have dynamically updated the *Li Auto Inc. EHS Incident Database*, using visualization tools to propose more targeted improvement measures and enhance environment management capabilities.

We conduct internal and external audits of our environmental management systems. During the reporting period, Li Auto obtained ISO 14001 - Environmental Management System certification, covering nationwide stores, charging networks, manufacturing bases, and various R&D operation lines. In 2025, Li Auto carried out EHS risk assessments and inspections, using quarterly EHS risk evaluations and third-party insurance inspections to improve the maturity and effectiveness of the EHS management system.

During the reporting period, Li Auto received no environmental-related administrative punishment.

2.4.2 Emissions Management

Li Auto upholds the concept of green manufacturing, strictly implements national and local environmental regulatory frameworks, and abides by noise control regulations. We have established a full life cycle management mechanism covering wastewater, air emissions, and solid wastes. By setting stringent pollutant emission targets and continuously advancing the upgrade of our clean production processes, we have achieved the dual goals of compliant discharge of pollutants and resource recycling.

Li Auto's main emissions categories

Wastewater	Chemical Oxygen Demand (COD), ammonia nitrogen, total nitrogen and total phosphorus.
Waste Gas	Volatile Organic Compounds (VOC)
Solid Waste	General waste: scrap metal, packaging materials, household waste, and kitchen waste, among others.
	Hazardous waste: sludge, paint slag, solvent waste, and rubber scrap, among others.

Wastewater Management

Li Auto monitors and controls wastewater generated in the production process to prevent incidents of water pollution through the classified and separated treatment of wastewater by complying with the *Water Pollution Prevention and Control Law of the People's Republic of China*. We manage wastewater through source control, end treatment, and reclaimed water reuse while setting discharge limits stricter than national standards while continuing to improve the management capacity of the utilization of wastewater.

During the product design stage, we adopt environmentally

friendly materials. In the product manufacturing and processing stage, we strictly follow the requirements of process procedures to minimize environmental pollution. In the wastewater treatment stage, we rigorously adhere to national regulatory requirements and apply even more stringent internal standards, achieving zero discharge of nitrogen and phosphorus in industrial wastewater. In addition, we have deployed online pollution source monitoring systems, thereby effectively controlling water pollution throughout the entire process.

Waste Gas Management

Li Auto fully complies with the *Law of the People's Republic of China on the Prevention and Control of Air Pollution* and implements waste gas emission management at our production bases. We ensure compliance with environmental standards for waste gas emissions by adopting green processes and using eco-friendly materials. We have set a target of controlling VOC emission concentration to fewer than 15 mg/m³ and established a VOC emission management ledger to strictly control and manage waste gas, ensuring the actual emissions far more satisfy local standards and emission permits.

Meanwhile, Li Auto's directly operated after-sales service stores and body and paint shops strictly adhere to environmental regulations, such as the *Discharge Standard and Measurement Methods of Pollutants from Paint Manufacturing*. They are equipped with eco-friendly systems, including biological water spray towers, catalytic combustion devices, and activated carbon filtration units. All waste gas generated during painting operations is treated before being released.

In 2025, our Beijing manufacturing base and Changzhou manufacturing base were awarded the "Grade A Enterprise for Performance-Based Emergency Emission Reduction Measures during Heavy Pollution Weather" certification, as granted by the respective local environmental protection authorities.

Waste Management

Li Auto strictly complies with the *Environmental Protection Law of the People's Republic of China* and the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste*. The Company has established a specialized policy, the *Li Auto Inc.Waste Pollution Control Management Regulations*, to ensure proper management of solid waste throughout its entire life cycle. To minimize the environmental impact of solid waste, we collaborate with certified material recycling companies to recycle waste materials such as steel, aluminum, and wood generated during industrial manufacturing. This is achieved through energy recovery, comprehensive utilization, and other methods. We set the goal of 100% recycling and safe disposal of solid waste.

In 2025

non-hazardous waste generated

70,444 tonnes

compliant disposal

100 %

Comprehensive recycling and utilization rate

74.8 %

Proportion of the waste having been incinerated for energy recovery

25.2 %

We strictly abide by national laws and regulations in handling hazardous waste and establish information management systems for waste to record waste disposal in real time, ensuring effective control over hazardous waste during storage, transportation, and other stages. In 2025, we took tangible measures to reduce contaminants and other pollutants, minimizing the generation and discharge of hazardous waste from the source.

Li Auto's solid waste disposal data from manufacturing operations

Disposal Method	Total Disposal	Unit
Energy Recovery	3,097	Tonne
Landfill (General Waste)	N/A	Tonne
Comprehensive Utilization (General Waste)	53,021	Tonne
Comprehensive Utilization (Hazardous Waste)	15,504	Tonne

Noise Management

Li Auto follows the *Law of the People's Republic of China on Prevention and Control of Pollution from Environmental Noise*. The Company has formulated the *Li Auto Inc. Noise Pollution Control Management Regulations*, strictly managing noise pollution during production and operations. We have incorporated noise at the boundary and in production areas into environmental self-monitoring and occupational hazard factor testing to effectively reduce the impact on surrounding communities and the environment.

For noise at the boundary and in production areas, we strictly comply with the requirements of self-monitoring of emission permission by engaging a third party to undertake quarterly and annual assessments, respectively, and issue reports accredited with the China Metrology Accreditation (CMA) mark. In 2025, we received no external complaints or regulatory investigations related to noise.

2.4.3 Resource Management

Li Auto continues to enhance resource utilization by building an energy management system, empowering environmental innovation initiatives, and advancing the use of clean energy, thus reducing resource consumption, and mitigating environmental impacts.

Energy Management

Li Auto continues to advance the systematic development of its energy management framework. In 2025, the Company revised the *Li Auto Inc.Energy Management Policy*, making improvements around three key directions, namely full value-chain decarbonization, refined energy management, and multi-energy coordination. The revisions place particular emphasis on end-to-end natural gas management, the installation of gas monitoring and leak prevention equipment, the optimization of the energy mix, and the commissioning of photovoltaic (PV) power generation systems, to increase the share of clean energy in overall consumption.

In 2025, Li Auto successfully passed the surveillance audit for the ISO 50001 Energy Management System. We closely integrate the ISO 50001 system with our carbon-neutrality planning, in a bid to respond to China's "carbon peaking and carbon neutrality" policy goals while advancing its green development strategy.

The Company actively promotes the deployment of photovoltaic capacity and the procurement of green electricity, striving to integrate clean energy into its operations and accelerate low-carbon transformation across the value chain. The total installed capacity of PV systems at the Changzhou manufacturing base is 80.2 MW, all of which have been put into operation and connected to the grid.The PV project at the Beijing manufacturing base is scheduled for commissioning in 2026, with an installed capacity of 6 MW and an estimated average annual power generation of approximately 6.6 GWh.



As of December 31, 2025
Changzhou manufacturing base recorded

cumulative solar power generation

84,621 MWH

electricity consumption

72,274 MWH

grid-connected electricity

12,347 MWH

Li Auto's highlight measures for energy-saving in 2025

Beijing manufacturing base	• 12 gas and power cost improvement projects were launched, with an expected annual reduction of over RMB700,000 in gas and power costs.
	• The test track wading pool was renovated to divert sewage into the rainwater reservoir, recycling the water in the wading pool, which is expected to achieve an annual water saving of 1,400 m³.
Changzhou manufacturing base	• The aging cooling towers with poor heat dissipation performance were renovated and improved, reducing the cooling water temperature by 3℃ and improving the energy efficiency of the chiller by 10%, with an expected annual energy saving of 1 million kWh.
	• We optimized the on-off control scheme of chillers and air compressors by sorting out the on-off status of equipment under different seasons and production modes. Air compressors and dryers were turned off after daily production, saving an estimated 510,000 kWh of electricity per water pump annually.
	• We improved the operating load and energy efficiency ratio of the boilers, and lowered the temperature of the feed water to prevent frequent burner startups, estimating an annual gas savings of 48,000 m³.
	• The high and low pressure operation of the compressed air system were integrated to reduce the bypass discharge of the centrifugal air compressors, with an expected annual energy saving of 480,000 kWh.
Stores	• Promote energy-saving lighting project in stores, which enhances the display effect while reducing energy consumption by optimizing the lighting layout of exhibition halls and user rest areas. In 2025, this project was adopted in 58 newly-opened stores, with an estimated annual energy saving of 1.31 million kWh.

Water Resource Management

Li Auto strictly follows national water resource management policies and regulations, and rigorously carries out water sourcing and usage management, and water resource stress analysis and evaluation to avoid water shortage caused by industrial water use. In our daily operations, we have implemented a water conservation management system that clearly defines the water-saving responsibilities of each department. We strengthen the management of water usage in daily life, production, construction, temporary facilities, and road testing.

In 2025, all manufacturing bases continued to enhance the comprehensive utilization efficiency of water resources. At the same time, we install essential measuring instruments throughout the entire water use process, and record the daily water consumption in each area to ensure timely monitoring of water consumption in production and operations. During the reporting period, Li Auto was not involved in any malpractice related to sourcing water.

Chemicals Management

Li Auto complies with the *Regulations on the Safety Administration of Dangerous Chemicals* and the *Regulation on the Administration of Precursor Chemicals*, and other laws and regulations. In 2025, the Company has revised the *Li Auto Inc. Hazardous Chemicals Management System*, aiming to further regulate the procurement, transportation, storage, use, and disposal of hazardous chemicals throughout the entire manufacturing process. We formulated the *Li Auto Inc. Permitted Chemical List* in accordance with the *Li Auto Inc. Catalogue of Hazardous Chemicals 2015* and carried out identification and classification of the harmfulness, operability, and environmental impact of chemicals. Additionally, we conduct regular chemical safety training for relevant employees to reduce the harmful effects caused by improper use of chemicals.

2.4.4 Green Factory

Li Auto is dedicated to green manufacturing, emphasizing ecological harmony and building green factories to continuously improve the environmental friendliness of the manufacturing process. Li Auto carries out an environmental impact assessment, including a biodiversity risk evaluation, before new renovation and expansion projects in accordance with national laws and regulations to ensure that the impact on the surrounding environment can be effectively mitigated and controlled. In the construction phase, Li Auto's manufacturing bases are constructed following management systems, such as ISO 14001 - Environmental Management System, to establish the environmental management systems. Internal and external audits and certification of relevant systems are carried out after the bases are put into operation.

In 2025, Li Auto conducted clean production training and environmental factor identification and evaluation training for manufacturing employees, covering water conservation, energy conservation, and hazardous waste reduction, to promote a deep transformation of the manufacturing end towards a low-carbon, green and sustainable model, thus injecting impetus into building green factories.

In 2025, both the Beijing Manufacturing Base and the Changzhou Manufacturing Base passed the national-level Green Factory certification. We will make relentless efforts to explore green manufacturing practices to improve our performance in this regard.



2.4.5 Green Office

Li Auto has established the *Li Auto Inc. Green Park Policy* and the *Li Auto Inc. National Workplace Energy-Saving Strategy* to deeply integrate the green office concept into the daily work of employees, and promote the development of a low-carbon corporate culture.

In 2025, as part of refined energy consumption management, Li Auto enhanced the utilization rate of clean energy by installing smart water and electricity meters and other monitoring devices, and optimizing the operation strategies of high-energy-consuming equipment and facilities, eliminating approximately 15% of previously wasted energy consumption. In terms of energy conservation and emissions reduction for official vehicles, we continued to improve energy-saving and emission-reduction measures for official vehicles by improving usage standards, canceling certain shuttle bus routes, increasing the proportion of NEVs in use, and encouraging our employees to embrace green mobility.

In 2025, the Company organized themed initiatives such as Green Offices for all employees, with the aim to promote a low-carbon lifestyle and foster awareness of eco-friendly workplace practices.

In 2025

the carbon emissions saved by our employees using NEVs reached

1,289,982 kg

the carbon emissions saved by taking green flights reached

949,855 kg

Li Auto Launches "Traceable Carbon Footprint" Full-Lifecycle Management Project for Office Supplies ——  Case Study

In 2025, Li Auto piloted a points-based office supplies management program in Block C at its Beijing R&D headquarters. By integrating smart dispensing cabinets with dynamic points rules, the project enabled digital control of resource consumption. Covering more than 6,000 resident and traveling employees, the initiative, following system development, rule communication, and weighting optimization, achieved a year-on-year reduction of 12.2% in per-capita office supplies expenditure in the block in 2025. This project establishes a standardized, scalable model for subsequent rollouts in Changzhou, Shanghai, and other corporate locations.

2.4.6 Low-Carbon Logistics

Li Auto manages fleet transportation processes and vehicle equipment for energy conservation and emission reduction, actively equips NEVs, and minimizes carbon emissions in logistics operations.

In 2025, Li Auto consolidated operations from dispersed warehouses and put into use a newly built smart logistics hub park. This integration shortened transfer distances and optimized vehicle routes. The consolidation is projected to save approximately RMB162,000 in annual electricity costs and reduce travel distance by 757,440 km per year. In addition, Li Auto works closely with logistics fleets to increase the direct-supply rate and load utilization of transport vehicles. The Company has also begun adopting hydrogen-powered and electric transport vehicles, effectively reducing greenhouse gas emissions from manufacturing-related logistics activities.



03

Inclusive Care and Shared Growth

Li Auto upholds a talent value proposition to "empower employees to grow, achieve, and receive rewards" in our quest for attracting and cultivating diversified and high-caliber talent. Our commitment extends to fostering an equitable, inclusive, safe, and healthful work environment, where we safeguard employee rights and interests, and support their career development and personal value enhancement.

3.1 Talent Attraction

We adhere to equal and legal recruitment practices, committed to cultivating an open and inclusive workplace. Additionally, we provide competitive salary and welfare benefits to consistently attract exceptional talents.

3.1.1 Diversity and Inclusion

Li Auto complies with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Provisions on the Prohibition of Using Child Labor*, and other relevant laws and regulations. We have formulated the *Li Auto Inc. Employee Rights and Interests Policy* to safeguard the legitimate rights and interests of our employees.

We have established a comprehensive talent recruitment management system with the *Li Auto Inc. Recruitment Management Policies*, the *Li Auto Inc. Privacy Policy for Job Application*, and other internal rules and regulations in place. We are committed to ensuring equal employment opportunities throughout the entire recruitment process, upholding the principles of equality and fairness, conducting objective assessments of candidates, and ensuring standardized hiring practices. When on-boarding new hires, we strictly implement employee identity verification mechanisms and firmly prohibit the use of child labor or forced labor. Additionally, we require them to sign the *Confirmation Letter of Entry Commitment and Employment Conditions*. During the reporting period, no incidents of child or forced labor occurred at Li Auto.

To build a diversified talent team, we put in place tailored recruitment strategies for different roles and leverage multiple channels to attract a broad spectrum of high-quality candidates

with relevant professional expertise, skills, and experience. This approach ensures strong alignment between candidates and the Company's culture, while meeting role-specific requirements and supporting organizational development.

The Company is committed to cultivating a diverse and inclusive workplace, in a bid to accommodate to differences in diverse cultural backgrounds, regional customs, and individual characteristics. We actively foster a work environment that accommodates diverse needs and offer care and support to employees from ethnic minority groups and employees from overseas.

Li Auto have formulated and implemented the *Li Auto Inc. Employee Handbook*, the *Li Auto Inc. Anti-Discrimination Management Provision* and the *Li Auto Inc. Anti-Sexual Harassment Management Provision*, explicitly prohibiting any form of discrimination, including but not limited to discrimination based on factors such as race, skin color, religion, nationality, gender, age, marital status, mental or physical disability, or sexual orientation. Additionally, we address inappropriate behaviors, including workplace sexual harassment.

Li Auto encourages employees to report any instances of discrimination, harassment, or misconduct. When receiving reports, the Company promptly initiates investigations in

accordance with the *Li Auto Inc. Whistle-blowing Policies and Procedures*, and ensures that the privacy of whistleblowers is strictly protected. If a violation is confirmed, appropriate disciplinary measures will be taken against the involved personnel.

For employees in overseas countries and regions, Li Auto has developed a *One-Page for Overseas Employees*, which systematically integrates local regulatory requirements and business procedures. This document helps both local hires and expatriates better understand Li Auto's culture, history, values, and business structure, accelerating employee integration and improving employee experience.

To reinforce the implementation of its corporate culture, following the release of the *Li Auto Inc. Code of Conduct*, the Company launched the annual "Values Star" recognition program. Through a combination of nominations, secondary reviews, and formal recognition, a total of 436 outstanding role models across various business units were selected in 2025.

Li Auto's diversified workforce composition

1,699 employees came from 40 ethnic minorities,
including Manchu, Tujia, Hui, Mongolian

Employees came from 22 countries or regions,
including Germany, Kazakhstan, the United States, South Korea

---

"Li Auto+" Program ────────────────────────────── Case Study

In 2025, Li Auto advanced its "Li Auto+" Global AI Campus Recruitment Program, targeting key technology domains and recruiting top-tier master's and doctoral talent from around the world. The program assigns industry experts as dedicated mentors to selected candidates, offers competitive compensation and career ranks, and provides personalized development pathways to comprehensively support talent growth. The "Li Auto+" program in 2025 successfully attracted 27 outstanding master's and doctoral graduates from leading global universities, including 19 exceptional PhD candidates.

Li Auto's employee composition







Item	Data in 2025	Category
Total Number of Employees	30,728	
Number of Employees by Gender	25,329, 82.4%	Male
	5,399, 17.6%	Female
Number of Employees by Age Group	13,383, 43.5%	29 and below
	15,601, 50.8%	30 to 39
	1,744, 5.7%	40 and above
Number of Employees by Educational Background	5,671, 18.5%	Master and above
	8,245, 26.8%	Undergraduate
	11,608, 37.8%	Junior college
	5,204, 16.9%	Senior high school and below
Number of Employees by Employment Type	30,728, 100.0%	Full-time
	0, 0.0%	Part-time
	0, 0.0%	Outsourced
Number of Employees by Rank	34 , 0.1%	Senior management
	319 , 1.0%	Middle management
	695, 2.3%	Junior management
	29,680, 96.6%	General employees
Number of Employees by Profession Category	6,041, 19.7%	Research and Development
	12,634, 41.1%	Sales
	2,620, 8.5%	General and Administrative
	9,433, 30.7%	Production
Number of Employees by Job Type	9,515, 31.0%	White-collar employees
	9,276, 30.2%	Blue-collar employees
	11,937, 38.8%	Store employees

Li Auto's new hires

Item	Data in 2025	Category
Number of New Hires by Recruitment Channel	3,770 62.6%	New hires from social recruitment
	2,248 37.4%	New hires from campus recruitment

Total Employee Turnover



Item	Data in 2025	Category
Employee Turnover Rate	7,538, 24.5%	
Employee Turnover Rate by Gender	23.7%	Male
	28.3%	Female
Employee Turnover Rate by Age	29.5%	29 and below
	21.6%	30 to 39
	12.7%	40 and above
Employee Turnover Rate by Geographical Region	24.5%	Chinese mainland
	54.6%	Hong Kong SAR, Macau SAR and Taiwan
	24.4%	Overseas

3.1.2 Employee Benefits

Li Auto has put in place a comprehensive salary and benefits system. Our employees receive competitive compensation, including performance-based cash incentives and long-term equity rewards. Meanwhile, we continuously enrich the non-salary benefits available to all employees, enhancing their sense of belonging and well-being.

Li Auto's 10th-Anniversary Celebration — Case Study

In 2025, Li Auto marked its 10th anniversary with a series of integrated online and offline celebratory activities. Beginning in June, the Company released a series of themed posts. On the anniversary date, July 1, 2025, our Beijing R&D headquarters and all manufacturing bases held simultaneous celebrations featuring customized cakes, interactive games, lucky draws, and music festivities. These events significantly enhanced employees' sense of participation and belonging.

"Li Auto+" Youth Apartment Program — Case Study

In 2025, to improve the living experience and support facilities for employees at the Changzhou manufacturing base, Li Auto advanced dormitory environment upgrades and workplace culture initiatives. The program included facility renovations as well as a range of employee activities such as a Midsummer Cultural Carnival, Starlight Movie Festival, autumn milk tea distribution, talent showcase platforms, themed dinners, and game nights, effectively enhancing employees' quality of life.

"CEO Face-to-Face" and "HR Head Face-to-Face" Communication Channels — Case Study

In 2025, Li Auto established regular dialogue mechanisms with the launch of its "CEO Face-to-Face" and "Human Resources Head Face-to-Face" programs. These initiatives facilitate direct and in-depth communication between senior management and employees to foster a people-centered organizational culture. The "CEO Face-to-Face" program has registered 11 sessions in 2025, engaging 96 campus recruits. These dialogues help younger employees gain a deeper understanding of the Company's strategies and corporate culture. Similarly, the "HR Head Face-to-Face" program has recorded 23 sessions, including 10 dedicated to campus recruits and four for experienced hires, reaching 118 employees in total.

Non-salary benefits of Li Auto

Onboarding care	• Onboarding physical examination	• Onboarding training
Colorful life	• Li Auto's anniversary celebration • Team-building activities	• Sports activities
Workplace conveniences	• Shuttle buses between offices	• Multi-route commuting shuttle buses
Insurance guarantee	• Social insurance including endowment insurance, medical insurance, unemployment insurance, industrial injury insurance, and maternity insurance • Housing provident fund	• Supplementary medical insurance, major disease insurance, accidental injury insurance, and death insurance • Self-paid commercial insurance plans of "family care" groups, including supplementary medical insurance, death insurance, accident insurance, and critical illness insurance • Protection plans for specific types of jobs
Maternity support	• Maternity leave, maternity check leave, nursing leave, paternity leave, parental leave	• Maternity rooms
Health management	• Annual comprehensive physical examinations	• Health tips and themed activities
Life conveniences	• Catering and other service facilities in the workplace	



3.2 Talent Growth

Taking employee growth as its driving force, Li Auto strives to build an organization of rapid growth, empowering individuals to "shape their own destiny and push the boundaries of personal development." We have established a comprehensive talent cultivation system and clear paths for professional development to facilitate breakthroughs and the ability improvement of employees.

3.2.1 Talent Cultivation

Li Auto has established a talent cultivation framework with general ability, professionalism, and management as its key elements. By aligning with the specific job skill requirements of white-collar, blue-collar, and store-based employees, we have designed customized courses and training programs, which provide strong support for employees' career development and potential exploration.

In 2025

the professional training of our employees recorded

424,000 enrollments

with employee average training hour of approximately

23 hours

Li Auto's talent cultivation system

	Professional competency cultivation	Management capability cultivation
Store-based employee training	Overseas business capability development; Sales business capability training; Service business capability training; Charging network business capability training	Provincial leader training; Region leader training; Supervisor training
Blue-collar employee training	General worker training; Mechanic training; Technician training	Shift supervisor reserve management training; Section supervisor reserve management training
White-collar employee training	Professional sequence talent training program	Entry-level management training; Middle management training; Senior management training

General ability cultivation

New hires training (new hires from campus recruitment + social recruitment) + General course training

General Ability Cultivation

Li Auto's general capability training system consists of two core modules: general offline courses and general Massive Open Online Course (MOOC) programs, designed to provide empowerment for employee growth. To address key business needs, we adopt a targeted implementation approach to deliver focused general capability enhancement programs. In 2025, nine training sessions were conducted around courses such as the *Toyota Business Practice*, totaling 498 participant attendances. For new hires, relevant courses are regularly and proactively pushed to support their rapid integration and capability gap closure. In 2025, we delivered a total of 32 targeted courses, resulting in 2,939 additional learning enrollments.

In addition, to support employees at all levels in effectively mastering business objective management methodologies, the Company launched the *"Four-Step Method +* Objectives and Key Results (OKR)*" Training Program*. This program combines online systematic learning with offline practical application. As of December 31, 2025, the program achieved 100% employee coverage, ensuring universal proficiency in the core logic and application of *OKR* tools. The course has also been incorporated into the new hires' onboarding training system to enable immediate application of OKRs in achieving work objectives.

For newly hired white-collar employees, Li Auto has formulated the *White-Collar New Hires Probation Management Policy*. During the probation period, employees are supported through general training, mentor guidance, and frontline practice assignments, enabling systematic learning, accelerated growth, and smoother integration into the organization.

Li Auto's AI Training Program for Campus Recruits



Case Study

Campus recruits represent a key talent pipeline for Li Auto's artificial intelligence (AI) strategy. Since April 2025, the Company has launched the "AI For Me" specialized development program, which integrates tiered courses, community-based exchanges, and expert sharing sessions to support cognitive transformation and skill enhancement in artificial intelligence. In 2025, the Company delivered 23 courses and activities, including "Artificial Intelligence Fundamentals 2.0," "AI Toolkit Learning Package" courses, "Hands-on AI Practice Boot Camp," and immersive programs introducing the Company's intelligent products. As of December 31, 2025, the program had covered 2,094 campus recruits, with learning resources also made available to all employees.



Professional Competency Cultivation

We set up targeted professional training for employees in different professional sequences and positions. Through resource support, methodological empowerment, and other approaches, we enable our major professional tracks, Product, R&D, Supply, Commercial, and Functional to independently build talent development systems based on defined talent standards, thereby enhancing the professionalism and capability of our workforce. To date, the five major professional tracks have developed a total of 234 courses within their respective talent development systems, achieving a 90% launch rate on Li Auto Academy, an online learning platform for employees.

Li Auto Advances Its "Sailing Plan" School-Enterprise Cooperation Project

Case Study

Li Auto's "Sailing Plan" is a school-enterprise cooperation initiative built on an integrated model of "positions, courses, competitions, and certifications," aimed at deepening industry-education integration. The program aligns corporate technical needs with academic curricula, jointly developing course systems and connecting the education value chain with the industrial value chain.

In 2025, within the after-sales service domain, Li Auto partnered with 37 colleges and universities to train 961 new trainees, provided internship positions in 662 stores for previous cohorts, and successfully converted 349 trainees from the prior cohort into full-time employees. In addition to the "training-assessment-placement" pathway, the program organized national after-sales service skills competitions and Open Day events to promote learning through competition, significantly enhancing trainees' job awareness and capability development.

In the domain of intelligent manufacturing, Li Auto collaborated with 56 colleges and universities, providing internship opportunities to more than 3,500 students, and converted 903 interns from the previous cohort into full-time employees. Through in-depth co-development with four industry colleges, the Company has also delivered over 200 industry-scarce skilled professionals tailored to enterprise needs.

Li Auto Youth Talent Development Program for Sales Personnel

Case Study

Li Auto has launched a 24-month dedicated youth talent development program for young professionals in the sales function. The program is structured in two phases: the first nine months focus on transforming young talent into high-performing sales specialists, while the subsequent 15 months concentrate on developing the competencies required to become qualified store managers. During the specialist phase, participants engage in company-wide training, new product specialist training, frontline rotations at delivery centers and manufacturing plants, sales skills development, and on-the-job mentoring under a "master-apprentice" model. In the management phase, they receive reserve management training and advanced supervisory training while on the job. Following the role placement, store managers and assigned mentors jointly provide continuous coaching to help them further strengthen their capabilities in real-world positions.

Li Auto Develops Advanced Learning Program for Blue-Collar Technicians

Case Study

Li Auto's manufacturing departments has introduced an Advanced Skill Development Program for Blue-Collar Technicians targeting frontline technical workers. The program focuses on Common operational procedures. Designed for technicians with an Basic operational knowledge, the program adopts a combined "theory + practice" approach to systematically enhance professional skills. Senior professional engineers are invited as instructors to deliver classroom instruction and on-the-job training (OJT) centered on core competencies, enabling technicians to consolidate and improve their technical capabilities in real production environments. To date, the program has trained a total of 81 mid-to-senior-level technicians, strengthening the maintenance capabilities of intelligent production lines at vehicle manufacturing plants.

Management Capability Cultivation

At Li Auto, we have developed a tiered and categorized training model for our managers, and designed differentiated training programs for white-collar, blue-collar, and store-based management personnel. We aim to design learning paths for managers at different levels and in different professional fields, providing support and practical methods to assist them in systematically improving the necessary skills for self-management, team leadership, and collaboration, and provide them with appropriate methodological support and resource empowerment.

In 2025, the Company continued to promote management enhancement programs to provide managers with more learning and growth opportunities. Meanwhile, we encourage employees to engage in continuing education and obtain academic certifications. and support senior managers in obtaining EMBA/MBA degrees through national unified examinations. In addition, we encourage all employees to pursue continuous improvement in terms of professional skills and capabilities. To facilitate this, we offer subsidies to employees pursuing various professional technical certificates and management certifications. As of December 31, 2025, over 400 employees had benefited from the subsidy programs, with the accumulate subsidy amount surpassing RMB200,000.

In leadership development, Li Auto has established a "Three Horizontal and Three Vertical" Leadership Model. Horizontally, the model focuses on strategic insight, planning, and closed-loop execution capabilities. Vertically, it integrates three core professional pillars, namely Technology, Product, and Business, to systematically enhance the business competitiveness of management personnel. Since 2025, the Company has rolled out practice-oriented training programs and standardized courses, promoting learning among all managers and continuously cultivating future business leaders.

Li Auto CFO Function Group Management Trainee Program



Case Study

Li Auto has launched the CFO Function Group Management Trainee Program to identify and develop high-potential campus recruits with leadership competencies, accelerating their growth into middle-level managers equipped with a global perspective. The program team co-developed talent standards with business leaders and assessed participants' competencies through multiple rounds of evaluations and interviews. Structured as a two-year development cycle, the program offers a customized growth pathway featuring rotational assignments, executive mentoring, and structured training programs.

Li Auto management capability development framework

Entry-level Managers	Adhering to the "7-2-1" capability development model, which represents 70% on-the-job practice, 20% mentoring and peer learning, and 10% classroom learning, Li Auto promotes systematic enhancement of management capabilities through an integrated approach combining hands-on practice, mentor interaction, and structured learning. This three-dimensional model supports continuous capability development through standardized courses, role-based practice, and cross-period co-creation.
Middle Managers	Focusing on the "Four Core Management Capabilities" and key modules such as "strategy, organization, and finance," Li Auto adopts a "learning-through-practice" approach. Through a combination of structured instruction, practical exercises, and peer exchange, the program strengthens core leadership capabilities. As of December 31, 2025, two sessions had been completed, covering a total of 65 participants.
Senior Managers	For key roles in sales and service, product, human resources, and finance, Li Auto has launched the Executive Management Business School program. Centered on three dimensions, namely strategy, business, and organization, the program adopts a "learning-through-practice" model to enhance senior leaders' ability to navigate complex business environments. The program spans 1.5 years, and as of December 31, 2025, four core courses, including AI-Driven Organizational Management and Transformation and Leadership Assessment and Development, have been completed.

3.2.2 Promotion and Development

Li Auto has built a career growth thoroughfare featuring "horizontal mobility and vertical promotion" for employees. We clearly define the career paths and establish a comprehensive performance management system to systematically stimulate the motivation and enthusiasm of our dedicated workforce.

Career Paths

At Li Auto, we evaluate employees across all levels in a comprehensive and objective manner and have established transparent, equal and smooth career development trajectories for white-collar, blue-collar and store-based employees on the basis of their characteristics.

Based on the Company's strategies, we established a talent criteria system, which clearly defines the standard requirements for different ranks and professional sequences from five dimensions: performance, knowledge, experience, ability, and cultural values. We also clarify the promotion requirements and encourage employees to throw themselves in active learning and to honor their responsibilities for promotion and growth. We construct a development path based on "1 management + 5 professions" sequences for white-collar employees, blue collar employees and store-based employees, supporting our employees to pursue vertical promotion and horizontal development in multiple professional divisions with diverse channels.

In 2025, we continued to optimize the cadre promotion mechanism with a focus on value contribution, establishing a more objective and systematic evaluation framework across three dimensions: performance delivery, industry competitive positioning, and organizational culture development. The promotion assessment integrates 360-degree interviews and performance review panels, providing candidates with structured development feedback and compliance education. This approach aims to enhance overall capabilities, mitigate role-related risks, and support the sustainable, high-quality development of the management team.

Performance Appraisal and Incentives

Li Auto has established an incentive system that combines short-term and long-term incentives. Short-term incentives, applicable to all employees, are designed to be competitive based on role characteristics and market pay benchmarks, enabling timely and targeted motivation. Long-term incentives focus on key positions and high-potential talent. By granting long-term incentive instruments, the Company encourages sustained employee contribution and supports long-term business growth.

We regularly conduct performance appraisals. The white-collar employees are assessed annually, with a focus on mid- to long-term value creation. The OKR framework has replaced the previous PBC system to further strengthen continuous, process-oriented feedback. The blue-collar and store-based employees are assessed in alignment with their business characteristics. The evaluation results are further linked to promotions, bonuses, salary adjustments, and other incentives.

Additionally, Li Auto has updated the *Li Auto Inc. Individual Performance Management Policy*, formally establishing a performance appeal mechanism to safeguard employees' right to provide feedback during evaluations. Supporting this, the Company has issued the *Li Auto Inc. Performance Appeal Operating Guidelines*, which defines clear appeal channels and procedures, thereby enhancing the fairness and transparency of the performance management process.

Li Auto's human resources awards in 2025

MostIn 2025 Global Talent Attractive Employers	**2025 Beijing Outstanding Employer**	**2025 SHL China Talent Management Awards - Talent Acquisition Pioneer Award**
LinkedIn	Liepin	SHL
2025 NFuture Awards -Graduates' Favorite Employer	**2025 NFuture Awards- AI Recruitment Practice Pioneer**	**2025 Most Influential Employer**
Nowcoder	Nowcoder	Haitou
Outstanding Contribution Award	**2025 Best Recruitment Experience Employer**	**2025 The Most Attractive Employer**
Peking University's Guanghua School of Management	Offer Xiansheng	Shixiseng

3.3 Safety and Health

Li Auto is committed to creating a safe, healthy, and comfortable production and work environment, in a bid to ensure employee health and safety..

We strictly comply with the relevant laws and regulations such as the *Production Safety Law of the People's Republic of China*, the *Prevention and Control of Occupational Diseases Law of the People's Republic of China*, and the *Fire Prevention Law of the People's Republic of China*. In accordance with the *Occupational Health and Safety Management System - Requirements and Guidelines for Use* (GB/T 45001-2020), we released the *Li Auto Inc. EHS Management Policy* and the *Li Auto Inc. EHS Violation Classification and Penalty Standards*. In 2025, we improved and updated the EHS management processes and system, developing 25 documents to promote standardized and systematic management of EHS matters. During the reporting period, Li Auto completed the ISO 45001 - Occupational Health and Safety Management System certification and the ISO 14001 - Environmental Management System Certification,covering R&D, manufacturing, and sales and service areas.

In 2025, Li Auto optimized its EHS management system structure and established an organizational framework in which the Supervision and Management Working Group serves as the highest governance body, while the EHS Management Working Group provides coordination and the EHS Center is tasked with implementation. The working group has established four EHS business modules for different business areas to promote daily management activities in their respective fields, thereby ensuring that EHS policies and objectives are effectively implemented across all business operations. In 2025, Li Auto's total expenditure on safety and health exceeded RMB14.17 million.

Li Auto's EHS management structure


Supervision and Management Working Group
EHS Management Working Group
EHS Center
Manufacturing EHS Management
Sales and Service EHS Management
R&D EHS Management
Building & Utility EHS Management

Li Auto's occupational health and safety management targets in 2025

Number of fire accidents
0[1]

Number of fatality accidents
0

Number of environmental pollution accidents
0

Serious injury frequency rate
≤ 0.1 accident/million working hours[2]

Lost time injury frequency rate (LTIFR)
≤ 0.3 accident/million working hours[3]

Accident severity
≤ 10 days/million working hours[4]

Total recordable incident rate
≤ 0.7 accident/million working hours[5]

Datasheet on work injuries of Li Auto's employees in 2025

Work-related fatality	0	Person
Work-related injuries	16	/
Lost working days due to work-related injuries	645	Day
Lost time injury frequency rate (LTIFR)/million working hours	0.21	/
Lost workday rate (LWD)/ 200,000 working hours	1.84	/

Datasheet on work injuries of Li Auto's contractors in 2025

Contractor fatalities due to production accidents	0	Person
Number of work-related accidents of contractors	1	/

[1] The number of fire accidents with direct losses ≥ RMB50,000.

[2] The serious injury accident rate is calculated as: annual number of serious injury accidents * one million working hours / annual working hours.

[3] The lost time injury frequency rate (LTIFR) is calculated as: annual number of lost time injury accidents * one million working hours / annual working hours.

[4] The accident severity is calculated as: annual lost worktime (in days) * one million working hours / annual working hours.

[5] Total recordable incident rate is calculated as: annual number of recordable accidents * one million working hours / annual working hours.

Li Auto has established a digitalization-centered EHS management system, delivering intelligent closed-loop management across seven core modules. The platform has completed the deployment of Phase I and Phase II modules, with over 1,200 daily active users. It has been fully rolled out across 19 first-level departments. The platform has been integrated with a real-time monitoring platform and the China Meteorological Network, enabling centralized management and dynamic tracking of key environment, health and safety data, and effectively supporting operational risk control and climate change response.

Li Auto makes continuous efforts to advance EHS maturity management. The Company has completed assessments covering 50 locations across all business segments and produced corresponding maturity assessment reports and management dashboards. A total of 562 improvements have been completed.

The Company has systematically identified seasonal and regional extreme weather risks, and put in place tailored emergency response plans based on the characteristics of each business module. Leveraging the management dashboards, the Company issued a cumulative 44,911 extreme weather alerts in 2025, achieving proactive risk warning and closed-loop control.

Li Auto EHS Digital Platform	
Dashboard Management	EHS Inspection
Hazard Rectification	Laws and Regulations
Incident Management	Permit to Work Management
Contractor Management	

EHS-AI Program ————————————————————— `Case Study`

Li Auto has also established a cross-functional EHS-AI task force led by the EHS Center, jointly involving departments of smart industry, manufacturing plants, and R&D operations, and working in coordination with business groups including manufacturing, R&D, engineering operation and maintenance, and sales and service. The EHS-AI project is centered on AI technologies. It aims to enable intelligent monitoring and management of automated workstations, high-risk equipment and employee performance, as well as to develop scalable and mature AI algorithm products. In parallel, the Company has developed EHS monitoring modules based on the "Lianshan" platform, enabling visualization and closed-loop management of monitoring results. This includes real-time alerts and interlocking control for abnormal scenarios, the development of AI visual recognition scenarios covering liquid leakage, steel wire rope defects, smoke detection, and safety practices, and real-time cloud data integration to support hierarchical management and analysis through visualization platforms.

Manufacturing: Li Auto's Manufacturing EHS is centered on digital technologies to drive a comprehensive intelligent transformation of EHS operations, significantly improving operational efficiency and management effectiveness. As part of our digital platform development, we have independently developed the "Manufacturing EHS Assistant" intelligent agent, which conducts video-based inspections and pushes abnormal alerts, covering key fire protection areas and major hazard source control zones. It has provided strong support for identifying potential hazards and managing risks. In parallel, the EHS intelligent inspection program covered 65 inspection points across vehicle assembly and component plants, achieving 13,000 fully automated inspections. It has enabled efficient closed-loop correction and emergency response through real-time alerts.

Sales and Service: Li Auto has formally deployed an AI-based safety inspection system across its retail network. Leveraging video surveillance, the system can automatically identify safety risks and push real-time abnormalities to store managers and EHS personnel, enabling closed-loop management from risk identification and early warning to rectification tracking. To date, the system has covered 239 servicing centers, 59 retail stores and 21 delivery centers, and has cumulatively identified and pushed 1,892 risk events.

R&D: Li Auto has deployed visual AI-based intelligent monitoring systems in leakage-prone areas of its R&D laboratories in Beijing, Shanghai and Changzhou, combined with physical leak containment trays to establish a dual-protection mechanism of "AI vision + physical sensing." The system monitors leakage risks in real time through camera-based image recognition and resistance changes in sensing strips, and automatically triggers alarms when thresholds are reached, effectively enhancing laboratory leak early warning and response capabilities.

Building & Utility: Li Auto has implemented an EHS-AI intelligent monitoring platform, achieving 100% AI video monitoring coverage at construction sites and monitoring more than 80% of construction areas. The platform performs real-time intelligent recognition and analysis of equipment conditions and personnel behaviors, and automatically pushes hazard information, reducing closed-loop response time to within two hours. Through a visualized data center, the Company can monitor the status of each construction site, violation identification and rectification progress in real time. In 2025, the platform supported the rectification of 2,168 hazards, achieving a 98.5% closed-loop resolution rate within 24 hours, representing a 9% increase year-on-year.

With respect to overseas EHS management, Li Auto has developed the *Overseas EHS Management White Paper*, which systematically integrates EHS management requirements, workflows and resource information for its overseas operations. The Company has established a risk assessment mechanism covering both business travelers and overseas-based staff, and implemented a full-process management system for employees assigned to overseas testing, business expansion and other overseas duties. This system includes pre-departure reporting, health screening, dedicated training, and the coordination and allocation of emergency resources.

Li Auto has also introduced EHS-specific training on the platform of Li Auto Academy, with overall planning led by the EHS Center for production safety and sales and service safety systems. To date, 24 courses have been launched for multiple business segments.



Li Auto Organizes Safety Month Activity   `Case Study`

In June 2025, under the theme "Safety Pioneers Safeguarding Together, Driving a Green Future Forward," Li Auto's EHS Center organized a series of Safety Month activities throughout the month. These included risk identification and hazard inspections across key areas such as production lines, office areas and warehouses. We also conducted multiple specialized emergency drills covering scenarios such as electric shock, fire emergencies and hazardous chemical leaks, complemented by first-aid training to ensure that personnel in key positions completely mastered skills such as cardiopulmonary resuscitation (CPR). The activities achieved company-wide participation through online quizzes, hazard rectification case submissions and EHS perception surveys, while skills competitions and interactive activities further enhanced engagement. In addition, we carried out EHS experience-sharing sessions, safety commitment signing and safety culture wall initiatives to continuously reinforce the concept that "everyone is the primary responsible person for safety."

Li Auto Hosts the Second "EHS Industry Exchange Summit"   `Case Study`

On September 26, 2025, Li Auto's EHS Center hosted the second "EHS Industry Exchange Summit" at its Beijing R&D headquarters under the theme "Li Auto Wisdom, Pioneering a Far-Reaching Future." In collaboration with the supply operations and smart industry departments, the EHS Center invited representatives from supply chain companies, automotive manufacturers, consulting agencies and leading manufacturing enterprises. Participants engaged in in-depth discussions on how EHS management systems can be upgraded in line with industry trends such as the adoption of AI technologies and the expansion of new business models. The summit focused on topics including supply chain collaborative safety, risk-sharing mechanisms and the co-development of EHS standards, exploring how to work with ecosystem partners to build a more systematic and resilient safety assurance system under emerging business models.

Li Auto Organizes Fire Safety Month Activity   `Case Study`

In November 2025, under the theme "All Employees Advancing Fire Safety Together, Safeguarding the Li Auto Journey," Li Auto simultaneously organized Fire Safety Month Activity across multiple locations, including its R&D headquarters, manufacturing bases and components plants. During the campaign, all sites conducted full-process fire evacuation drills and hosted fire safety skills competitions, using practical scenarios to test and strengthen the effectiveness of emergency response systems and to enhance employees' fire safety awareness and practical skills. At the same time, the Company carried out company-wide fire safety inspections. At retail and service outlets, specialized emergency drills were organized for scenarios such as vehicle fires during maintenance and vehicle fire incidents, further strengthening fire emergency response capabilities across all scenarios. In parallel, a fire safety-themed knowledge quiz attracted participation from more than 5,284 employees.

3.3.1 Manufacturing EHS Management

Li Auto continuously optimizes its Manufacturing EHS management system in response to changes in the external environment. In 2025, the Manufacturing EHS management system witnessed updates in 15 EHS management policies, including the *Li Auto Inc. Occupational Health Management Specification,* the *Li Auto Inc. Safety Training Management Specification* and the *Li Auto Inc. Explosion Protection Safety Management Specification* to improve the implementation standards system for safe production and promote comprehensive enhancements in safety and health management.

In 2025, Li Auto's Manufacturing EHS achieved the control goal of "zero serious injury, zero environmental pollution, and zero fire accidents," adhering to the bottom line of safety compliance to safeguard the health and safety of employees.

We have established a EHS management system covering key areas such as safety incidents, extreme weather and logistics assurance, supported by emergency response procedures for unexpected events. Regular emergency training and drills are conducted to enhance Manufacturing EHS emergency response and handling capabilities.

From a systematic and holistic perspective, we carried out comprehensive EHS risk control assessments across vehicle manufacturing bases, component plants and leased external warehouses. Through reviews of management records, on-site inspections and personnel interviews, dedicated assessment reports were produced. A total of 338 risk items were identified

and improved, achieving a 100% rectification rate. In addition, we invited external insurance institutions to conduct risk control surveys of key risk points across different locations and processes. This process identified six good practices and 35 issues, all of which were fully resolved, further enhancing intrinsic safety.

Leveraging a dual prevention mechanism of "risk grading control and hazard identification and rectification," we systematically identify and assess hazards throughout production and operational activities, formulate control measures, and organize regular hazard inspections at all organizational levels to ensure that safety risks remain controllable. In 2025, 44 major or higher-level risks were newly identified. For assessed major and above risks, risk downgrading efforts were made through engineering controls and management improvements. Cross-factory safety audits were also conducted, reviewing the effectiveness of risk control from different perspectives.

When iterating the Manufacturing Plant EHS White Paper, Li Auto clarified EHS management requirements and processes for all relevant stakeholders. These requirements have been incorporated into the routine agenda of the Safety Production Committee. Through measures such as establishing contractor performance evaluation mechanisms and regularly convening stakeholder management meetings, the Company makes ongoing efforts to enhance stakeholder safety management systems and improve overall EHS management effectiveness.

Weekly Themactic Safety Learning   `Case Study`

To continuously strengthen employees' safety awareness, the Company leveraged its online learning platform to systematically roll out "Weekly Safety Topic Learning" initiatives. Each week, a selected safety topic is delivered to all employees through micro-video lessons, interactive case studies and online assessments. The platform automatically records all learning progress and incorporates completion status into both individual and departmental safety performance evaluations. In 2025, we delivered 48 sessions, training over 100,000 participants.

Technical Upgrade of Explosive Dust Management at Li Auto Manufacturing Plants   `Case Study`

To implement provincial and municipal requirements for safety production technology upgrades at aluminum and magnesium dust-related enterprises, Li Auto applied a "one enterprise, one solution" principle to conduct targeted upgrades for dust explosion risks in powder-related manufacturing processes.

The Company carried out comprehensive risk assessments on relevant equipment and facilities, process flows, operating conditions, and raw and auxiliary materials, and developed scientifically grounded safety enhancement plans. All dust removal systems were upgraded to "integrated wet-type explosion-proof dust collectors" and connected to AI video monitoring and alarm systems. As a result, powder-related processes now fully comply with safety standards, improving production reliability and operational stability.



In 2025, all our manufacturing plants successfully passed the certification of

ISO 14001

Environmental Management System

ISO 45001

Occupational Health and Safety Management System

Li Auto Manufacturing EHS Establishes a Safety Experience Center — Case Study

We established a "Safety Experience Center" using a coordinated model of "one main venue + multiple sub-venues," creating an immersive safety education space with a total area exceeding 1,750 square meters. The center was awarded the title of "Changzhou Public Safety Experience Center" and received a special subsidy of RMB60,000. The main venue, known as "Manufacturing Safety Perception Zone," features four functional areas: personal protective equipment (PPE) wearing instruction, factory layout sand-table simulation, emergency first-aid training, and fire extinguisher operation. Scenario-based experiential learning helps employees master essential safety skills. The sub-venues cover practical risk simulation scenarios such as blue-collar safety operations, stamping equipment operation, welding safety experience, and logistics forklift and towing vehicle operations, systematically enhancing employees' safe operating capabilities and risk prevention awareness. In total, the center recorded 28,000 training enrollments in 2025.

Strengthening Proactive Prevention Capabilities to Build a Solid Foundation for Production Safety — Case Study

To comprehensively enhance employees' ability to proactively identify risks and prevent incidents, multiple manufacturing sites have deeply embedded Hazard Prediction (KY) activities into routine and practical operations. Employees received KY training before performing their duties, accurately identifying potential risks and formulating preventive measures. In addition, the Company creatively organized a variety of KY competitions. These activities transform theoretical knowledge into vivid, hands-on exercises, effectively stimulating employee engagement. As of the end of the reporting period, we had conducted more than 2,000 KY activities, training over 15,000 participants.Therefore, employees' hazard prediction capabilities have been significantly enhanced, laying a solid capability foundation for safe production.

Li Auto's Manufacturing EHS employee health management measures

Health and Protection

- We establish a partnership with the Red Cross to deliver emergency rescue and first-aid training.

- We continuously improve personal protective equipment (PPE), with optimization in comfort, localization and selection.

- We set up health cabins at the Beijing manufacturing base, establish a medical-enterprise alliance, and enable online medical insurance services to facilitate employees' access to healthcare.

Employee Activities

- We integrate interactive fire safety activities into the first Manufacturing Employee Carnival, promoting company-wide enhancement in safety awareness and performance

---

Recognition and certification of Li Auto's Manufacturing EHS in 2025

National Green Factory (Beijing manufacturing base and Changzhou manufacturing base)

The Ministry of Industry and Information Technology of the People's Republic of China

Class A Enterprise for Heavy Air Pollution Response Performance in Key Industries of Jiangsu Province

Department of Ecology and Environment of Jiangsu Province

Changzhou Environmental Protection Demonstration Enterprise / Institution

Changzhou Municipal Ecology and Environment Bureau

Changzhou Enterprise on the Positive List for Ecological and Environmental Supervision and Enforcement

Changzhou Municipal Ecology and Environment Bureau

Entity Approved for Clean Production Audit and Evaluation in Beijing

Beijing Municipal Commission of Development and Reform

3.3.2 Sales and Service EHS Management

Li Auto Sales and Service EHS has integrated laws, regulations and standards, institutional documents, and management processes, and has developed the *Li Auto Inc. Sales and Service EHS Management Handbook*, providing employees in key business scenarios of sales, service, and the Vehicle Distribution Center with a "one-stop" information summary, to achieve effective decomposition and implementation of EHS management.

Full-Process Power Battery Management — Case Study

In 2025, we fully implemented end-to-end EHS management for power batteries across its service operations, enabling systematic control of related risks. All serving centers nationwide were equipped with dedicated safety facilities such as power battery safety boxes, fire blankets and insulated maintenance equipment. The Company formulated the *Li Auto Inc. General Guidelines for Power Battery EHS Management at Service Outlets*, establishing full-process management guidance covering risk level assessment, battery repair, storage, safety inspections and incident emergency response. To ensure effective implementation, we built a dynamic risk battery monitoring platform to track in real time the receipt, storage and transfer of risk batteries at each outlet. In 2025, we cumulatively guided service outlets to conduct more than 300 emergency drills covering scenarios such as battery thermal runaway, electric shock incidents and electrolyte exposure.

Li Auto's Sales and Service EHS management measures

Safety Risk Identification

Sales and Service EHS worked jointly with the aftersales technical team to conduct JSAs for more than 45 types of operations, including mechanical and electrical work as well as body and paint processes, completing systematic risk identification and the development of control measures. In collaboration with the service and technology departments, we carried out targeted optimization of the ATS for the Company's range-extender and battery electric vehicle models. Safety control priorities for high-frequency and high-risk operating scenarios, PPE requirements and emergency measures were integrated into the system. In 2025, we optimized a cumulative total of over 2,000 ATS warning items, effectively enhancing safety control during maintenance operations.

Authorized Body and Paint Shop Inspections

We developed a dedicated EHS inspection mechanism for authorized body and paint operations, linking inspection results to store star ratings and business volumes. Process supervision is implemented across areas such as risk identification, hazard inspections, EHS training and incident emergency response. In 2025, we conducted inspections across our authorized network, driving the rectification of 481 non-compliant items.

Specialized Training and Certification for Faulty Battery Handling

Sales and Service EHS, in collaboration with the Company's Training Academy, delivered training and certification programs for personnel involved in faulty power battery repair. The programs covered both technical theory and hands-on practice, and introduced a dedicated power battery EHS certification, focusing on risk assessment, storage, repair and emergency response. In 2025, Sales and Service EHS trained 673 personnel, covering 361 servicing centers.

EHS-specific Training

By standardizing training requirements, building a differentiated monthly role-based training matrix, and strengthening high-frequency training mechanisms, we ensured that training content closely aligned with business scenarios. Training formats included online micro-learning, on-site store training and regional classroom sessions, supported by examinations and feedback-driven closed-loop management. In 2025, the Company pushed training graphics and texts to relevant personnel over 250,000 times.



3.3.3 R&D EHS Management

Li Auto R&D EHS has systematically developed and issued policy and procedure documents, including the *Li Auto Inc. R&D EHS Risk Management Process Manual*, covering key areas such as incident handling, hazard management and contractor risk control. The relevant processes and standards have been preliminarily established and are being continuously refined.

Full-Cycle Localized Safety Management for R&D During Holidays   Case Study

Li Auto has established a comprehensive EHS management system for the R&D end during holidays, covering all R&D and testing areas in Beijing, Shanghai, and Changzhou. Prior to the holidays, we completed specialized reporting and control for high-risk construction activities, conducted dedicated inspections of battery cell and Power Assembly Cell Kit (PACK) storage, and deployed comprehensive hazard investigations and key patrol points across all areas. During the holidays, we implemented 24-hour security patrols, round-the-clock emergency team standby, and rapid response mechanisms for abnormal incidents. After the holidays, we conducted safety training and equipment inspections for all resuming operations. During the reporting period, all R&D areas maintained zero safety incidents during holidays, solidifying a robust safety defense for stable R&D operations.

Hazardous Waste Reduction and Recycling in Laboratories   Case Study

Li Auto deeply integrates EHS management into its entire R&D lifecycle, establishing a closed-loop management system of "source reduction - process control - resource recycling" for hazardous waste generated in the R&D lifecycle. For core hazardous waste generated in R&D laboratories, including HW06 waste organic solvents and solvent waste, HW03 waste chemicals and reference standards, HW49 waste lithium-ion cell samples, and waste electronic components, we launch five core initiatives: precise quota-based procurement of R&D materials, green substitution with low-toxicity or non-toxic reagents, closed-loop reuse of organic solvents through distillation and regeneration, laboratory-grade cascading utilization of retired cells, and refined classification with full-process traceability control of hazardous waste. During the reporting period, hazardous waste generation intensity in R&D decreased by 29% year-on-year. The resource recovery rate for HW0 waste organic solvents rose to 62%, while the cascading utilization rate for HW49 waste battery cell samples reached 100%. This achieved dual breakthroughs in significantly reducing R&D hazardous waste sources and advancing resource circulation.

R&D Fire Safety Risk Response Enhancement and Full-Closed-Loop Management Practices   Case Study

Li Auto has deeply integrated fire safety into its R&D EHS management system, focusing on high-risk scenarios to conduct targeted fire risk enhancement initiatives. During the reporting period, we completed four comprehensive fire safety assessments across all R&D scenarios. Through compliance benchmarking and specialized analysis of lithium battery thermal runaway risks, we identified 49 fire safety hazards in total, establishing a tiered management register and a closed-loop resolution mechanism. For high-risk scenarios such as PACK battery, vehicle prototype trials, and R&D laboratories, we organized 12 specialized fire emergency drills, achieving 100% coverage of all high-risk R&D scenarios. During the reporting period, no fire-related incident occurred in R&D operations.



3.3.4 Building & Utility EHS Management

Li Auto places high priority on EHS management in engineering operations, recognizing it as a core pillar of corporate sustainability. Guided by the principle of "prevention first, technology-driven, and full participation," we systematically enhance safety management of engineering operation and maintenance through standardized management systems, intelligent monitoring tools, and end-to-end collaborative mechanisms. This approach ensures the safety and health of employees, contractors, and surrounding communities while fulfilling our corporate social responsibilities.

We have established standardized management procedures and output requirements, utilizing digital tools to enable visual tracking of performance fulfillment. Through weekly updates on performance data and outperformer recognition, we provide positive incentives and publicize exemplary practices within the engineering management team. This fosters a competitive and collaborative environment, driving a shift from passive implementation to proactiveduty fulfillment.

Coverage of Building & Utility EHS management

Strategies	Main connotations
Coordination and collaboration	Establishing a three-tiered coordination mechanism of "center - region - project" to achieve unified EHS management.
Risk classification	Implementing differentiated management based on risk matrices to improve resource allocation precision.
Intelligent efficiency enhancement	Replace traditional manual operations with digital and intelligent methods to en-hance management efficiency.
End-to-end management	Integrate internal and external resources to build an EHS management ecosystem.

Highlights of Li Auto's Building & Utility EHS management in 2025

Hazard identification
3,121 items

Capability building
213 enrollments

Close-loop rectifications
2,168 items

Coverage of Building & Utility EHS management



Store renovation and refurbishment projects



New construction, renovation, and expansion projects for manufacturing bases and component Plants



New construction, renovation, and expansion projects for workplace research and development



Charging network construction projects



Production line equipment installation and commissioning projects

Li Auto's Building & Utility Operation and Maintenance

Case Study

Li Auto has developed a "multi-layered inspection mechanism" for park operations and maintenance. Property engineering teams and security teams conduct cross inspections, using mobile devices to record inspection routes and hazard points in real time. For critical areas such as rooftop photovoltaic systems and underground parking lots, we have deployed AI image recognition technology to automatically detect and issue early warnings for equipment abnormalities, achieving a recognition accuracy rate of over 90%.

In 2025

this mechanism completed
952
inspections

identified and rectified
153
safety hazards

100%
coverage of key areas and construction scenarios

04

Community Contribution for a Better Society

Li Auto leverages innovative approaches to connect corporate resources with societal needs and works with employees and users to build harmonious communities, with an aim to spread Li Auto's kindness.

4.1 Social Responsibility

Li Auto continues to deepen its social responsibility strategy, focusing on key sustainable development issues and systematically advancing public welfare initiatives and societal impact. Through initiatives such as philanthropy, community development, science and technology education, sports development, and international dialogue, the Company takes pragmatic steps to respond to societal concerns, striving to be a responsible,caring and trustworthy corporate citizen.

4.1.1 Philanthropy

Li Auto upholds the public welfare philosophy of "leveraging corporate strengths, focusing on real needs, and participating in social improvement with innovative thinking, proactive actions, and an egalitarian attitude to bring happiness to more families and beyond," actively carrying out charitable activities.

Li Auto strictly adheres to laws and regulations, including the *Law of the People's Republic of China on Donations for Public Welfare* and the *Notice of the Ministry of Finance on Financial Issues Concerning Charitable Donations of Shareholdings by Enterprises*. We have followed the *Li Auto Inc. Donation Management Measures* to ensure that all donation activities are conducted efficiently and in an orderly manner. In 2025, Li Auto developed the *Li Auto Inc. Rapid Response Guidelines for Emergency Donations*, upgrading its philanthropic approach from traditional "philanthropic donations" to "participatory support." The Company proactively integrates its corporate resources and mobilizes its network of employees, vehicle users, and partners to provide comprehensive support for charitable causes.



In 2025

the Company donated a total of

RMB **18.38** million

with volunteer service hours totaling

2,559 hours

involving enrollments

1,075



Objectives of the *Rapid Response Guidelines for Emergency Donations*

Standardized Decision-Making: Define the trigger conditions and criteria for initiating emergency donations, establishing clear action indicators so that corporate participation in disaster relief follows a structured procedure.

Improved Response Efficiency: Optimize internal approval processes to significantly shorten the donation decision cycle, ensuring funds are delivered promptly and accurately to affected areas, thus maximizing rescue timeliness.

Enhanced Professionalism and Transparency: Establish a fully traceable implementation mechanism, promoting disaster relief operations that are more standardized, open, and efficient.

Li Auto Advances the "Ten-Thousand-Enterprise, Ten-Thousand-Village" Project  Case Study

In 2025, Li Auto actively responded to the call of the "Ten-Thousand-Enterprise, Ten-Thousand-Village" initiative. Leveraging the East-West Cooperation "Beijing-Inner Mongolia Collaboration" mechanism, the Company donated assistance fund to Bao'an tang Village, Longchang Town, Balin Left Banner, Chifeng City, Inner Mongolia Autonomous Region, to support village environment improvement projects. This marks the fourth consecutive year that the Company has carried out targeted assistance in this area, demonstrating its concrete support for rural development and important contributions to the comprehensive advancement of rural revitalization.

4.1.2 Community Development

Li Auto actively integrates into local communities, deepens emotional connections with community members, and promotes the fusion of automotive culture with community life, thus contributing to the enrichment of cultural and spiritual life in communities.

Li Auto Community in Changzhou

Case Study

In 2025, in collaboration with local cultural and tourism initiatives, Li Auto developed four apartment communities around its Changzhou manufacturing base: the Li Auto + Young Talent Community, Li Auto + Youth Shared Community, Wuxinhao Talent Community, and Nanchun Dormitory, with accommodation support for employees. Additionally, Li Auto launched "Factory Open Day," receiving 480 employees and their family members at the Changzhou manufacturing base in 2025.


青年共享社区
(锦湖店)
LIXIANG

Li Auto Innovates the "New Energy Vehicles + Ecotourism" Model

Case Study

In 2025, Li Auto partnered with multiple government agencies, including the Altay Prefecture Administrative Office, Altay Prefecture Bureau of Cultural and Tourism, Sichuan Provincial Department of Culture and Tourism, the Ganzi Prefecture Bureau of Culture and Tourism, and the People's Government of Lixian County, to promote innovative integration of regional tourism and culture. In Altay's core scenic areas, Li Auto leveraged co-branding design and Intellectural Property (IP) collaboration, integrating deeply with top ski resorts such as Jike Pulin, enhancing tourism experience and cultural expression. Concurrently, in the core service area of the A'he Highway, known as one of "China's most beautiful highways," the Company built the Li Auto 5C supercharging station as a public welfare infrastructure combining green mobility, brand display, and ecological education. Li Auto also launched the "Li Xiaolu" customized tour in partnership with the People's Government of Lixian County, Lixian State-owned Investment Company and Aba Prefecture Bureau of Culture and Tourism, pioneering the "automobile + cultural tourism" model.


吉祥理县
千年羌寨·桃坪
MILLENNIUM QIANG ETHNIC GROUP ANCIENT · TAOPING

4.1.3 Science and Technology Education

Li Auto is committed to promoting the integration of technology and education, viewing empowerment of education through innovation as a key element of its social responsibility. We continuously provide teenagers with an access to technology and stimulate their potential. These efforts are aimed at cultivating future-oriented innovative talent and ensuring that the benefits of technology reach a broader segment of society.

Li Auto Tong Xue Charity Tour   Case Study

In 2025, Li Auto constantly implemented the "Li Auto Tong Xue Charity Tour" project, mobilizing 56 employee volunteering services to provide AI education and technology science outreach for teenagers. Nearly 2,000 youth participants visited Li Auto's intelligent manufacturing base, gaining an immersive experience of smart production processes and cutting-edge technology applications.

"Weekend at Li Auto" Parent-Child Study Program   Case Study

In 2025, Li Auto continued its "Weekend at Li Auto" parent-child study initiative, offering eight thematic series and 62 activities across 18 cities nationwide. The initiative recorded 100 sessions and served 789 families. Thematic activities, such as "Museum Adventures," "Mobile Wildlife Observation Station," "Li Auto Wilderness Exploration Program," and "Li Auto Nature Classroom," have built a warm, engaging, and community-oriented user ecosystem.

4.1.4 Sports Development

In 2025, Li Auto actively supported national sports events in collaboration with local cultural and tourism authorities. The Company sponsored major events, including providing vehicle support for marathons and backing activities in skiing, diving, and tennis. These efforts generated a triple benefit of enhancing brand image, delivering user value, and fulfilling social responsibility.

2025 13th Tour of Taihu Lake   Case Study

In October 2025, Li Auto served as the strategic partner of the race, providing 22 Li Auto i6 vehicles as escort cars, accompanied by a professional cycling support team to provide real-time assistance with athlete supplies, equipment transport, and emergency response. Additionally, the Company organized 53 groups of vehicle owners volunteers to drive its Li L series vehicles for supporting the race throughout, ensuring smooth event execution.

2025 International Tennis Federation (ITF) World Tennis Tour Junior   Case Study

In June 2025, ITF World Tennis Tour Junior, a key pathway for young players worldwide, was held. Li Auto served as the official designated vehicle provider, supporting event transportation and building spectator rest areas. Interactive devices and test-drive experiences were offered to athletes and spectators, allowing teenagers from 20 countries to experience the charm of China's "Technology + Ecology".

4.1.5 International Dialogue

In 2025, Li Auto actively participated in international social responsibility forums. This engagement demonstrates demonstrating its role as an active player in global sustainable development.

Global Women's Exposition and Global Women's Cordial Exchange and Innovative Industry Conference    Case Study

In September 2025, the Global Women's Exposition and Global Women's Cordial Exchange and Innovative Industry Conference was held in Hangzhou. Li Auto served as the event's sole official new energy vehicle partner for the event, showcasing the entire model lineup and creating an "Intelligent Mobility × Women-Friendly" experience space. The Company created interactive zones focused on women's driving safety, family-centric smart mobility, and accessibility technology. Dedicated mobility services were also provided for all participants. This partnership effectively amplified Li Auto's social responsibility influence.



4.2 Collaboration with Users

Li Auto actively engages nationwide Li Auto Owners Clubs to extend public welfare efforts from the Company to its users, with a key focus on Education, environmental issues, labor demands, health, culture, sports and other fields, jointly building a kindness-driven philanthropic ecosystem.

In 2025, Li Auto continued to collaborate, hand-in-hand with its users, promoting a model of government-enterprise-society cooperation. The Company encouraged vehicle owner volunteers across the country to participate in social welfare activities. During the reporting period, a total of 1,019 owner volunteers from 25 cities participated in diverse charity activities, contributing a total of 2,173 hours of volunteer service.

Schools Receiving Targeted Assistance from Car Owners   `Case Study`

Li Auto upgraded the sports facilities and learning environments at two schools in Yushu, Qinghai, namely, Longbao Town Central Boarding School and Maozhuang Primary School, which are designated as targeted schools for long-term user support and encouraging users to conduct visiting activities on a regular basis.

Car Owner Volunteers Support Debao Flood Disaster Relief in Yulin, Guangxi   `Case Study`

In late September 2025, Typhoons "Bualoi" and "Matmo," combined with persistent heavy rainfall, triggered severe flooding across multiple areas of Guangxi. Upon learning that residents in Debao County, Baise City, urgently needed winter supplies to stay warm, volunteers from the Li Auto Owners Club in Yulin, Guangxi, immediately reached out to the China Rural Development Foundation. Drawing on local resources, they sprang into action. Within just 48 hours, the volunteers spontaneously raised and procured over 120 pieces of winter clothing—including fleece jackets and knitted long-sleeve sets—and efficiently coordinated purchase, allocation, and timely delivery to the disaster-stricken area.

Owners Club Participates in Animal Protection to Promote Responsible Adoption   `Case Study`

The Beijing Li Auto Owners Club has actively participated in the city's Animal Welfare Demonstration Project, addressing issues such as low socialization of stray animals and adoption difficulties. Club volunteers provided systematic behavior training and emotional companionship, successfully prepared stray animals for adoption. The associated initiative received an honorary certificate from the Capital Association for Animal Protection.





05

Compliant Operation and Responsible Governance

Li Auto firmly believes in the principle of compliant operations and sustainable development, placing great emphasis on the construction of its corporate governance system. The Company continuously refines its decision-making mechanisms, risk prevention and control systems, and internal control processes. By upholding the highest standards, Li Auto steadily enhances the standardization, transparency, and foresight of its governance practices.

5.1 Corporate Governance

Li Auto consistently enhances our sophisticated corporate governance framework with the nature of clear rights and responsibilities, effective balance, and efficient operation under the *Company Law of the People's Republic of China*, the *Nasdaq Stock Market LLC Rules*, and the *Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited* (*"The Listing Rules"*), as well as other applicable laws, effectively enhancing the standardization and transparency of corporate governance and comprehensively safeguarding the Company's long-term, stable operations.

Li Auto has established a corporate governance structure with the Board of Directors as the highest leadership and decision-making body. Our Board of Directors is responsible for coordinating and supervising major matters in the Company's business activities and has established three committees, namely, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee to ensure efficient operation. More detailed information is available on our IR website and the disclosure channels of relevant stock exchanges.

Board Effectiveness

Li Auto places great emphasis on the standardization and effectiveness of Board operations, holds regular board meetings to ensure that major strategic decisions are made in a scientific and timely manner, and continuously promotes fairness, transparency and efficiency in corporate governance. The Sixth Amended and Restated Memorandum of Association of Li Auto Inc. expressly requires that the quorum of directors present at a board meeting shall be a simple majority of the directors then in office, i.e., not less than 50% of the directors shall be present. In 2025, our Board of Directors held five meetings, all of which were attended by all Directors on time, with a 100% director attendance rate.

Li Auto has developed a standardized and transparent procedure for electing and appointing directors. Every director shall be subject to retirement by rotation at least once every three years in compliance with the requirements of the *Listing Rules* and the *Sixth Amended and Restated Memorandum of Association of Li Auto Inc*., ensuring the continuity and stability of the governance structure. We have formulated the *Director Nomination Policy*, which clearly defines the selection criteria, procedures, and evaluation mechanisms for Director candidates, to set forth the procedures for electing board members. When appointing new board members, we select candidates through a combination of multiple channels, including internal promotion, reappointment, recommendation

from other members of management, and external recruitment. The Nomination and Corporate Governance Committee regularly makes recommendations to the Board regarding the appointment or reappointment of Directors, as well as succession planning for Directors, including the Chairman and the Chief Executive Officer of the Company.

Li Auto conducts an annual internal evaluation of board effectiveness through questionnaires.

Li Auto's board structure



Li Auto's evaluations on board effectiveness

Board Structure	Board Effectiveness	Board Operating Mechanisms
• Procedures for electing directors	• Board responsibilities	• Communication channels between directors and management
• Committee structure	• Focus on the Company's strategies	• Review the annual operation plans
• Specialized knowledge and professional background of independent directors	• Oversee the Company's risks	

Li Auto sets diversified compensation policies and programs for directors and senior executives, including paying fixed compensation, as well as variable compensation adjusted for performance targets, such as performance bonuses and share- based payment compensation, etc., to fully motivate the management team and strengthen their sense of accountability in strategy execution, business growth, and sustainable development. In accordance with the *Li Auto Inc. Clawback Policy*, the Company has the right to clawback compensation incentives paid under certain circumstances such as material violations, financial misstatements, or serious dereliction of duty. This can strengthen accountability mechanisms while protecting the interests of all shareholders. In 2025, the Company added the responsibility of the Audit Committee to oversee climate change performance indicators, targets, and standards, and performance.This can further align executive incentives with long-term sustainable development objectives and guide management to place greater emphasis on issues related to ESG and climate change responses in strategic decision-making.

Li Auto prioritizes the continuous enhancement of its Directors' performance capabilities. The Company regularly provides systematic training across a wide range of topics to ensure that Board members can effectively fulfil their responsibilities in decision-making, oversight, and strategic leadership.

Board-level ESG Thematic Training `Case Study`

In November 2025, Li Auto organized a dedicated ESG thematic training session for its Board of Directors. The session focused on topics such as climate change and nature, data security and technology ethics, and supply chain collaboration. This initiative effectively enhanced Directors' awareness and competency in addressing ESG-related matters and further strengthened the Board's leadership in sustainability strategy development and risk governance.

Board Independence and Diversity

Li Auto believes that a board structure marked by independence and diversity is essential to safeguard shareholders' interests and underpin long-term corporate development. By the end of the reporting period, the Board of Directors of Li Auto consisted of eight members, including two non-executive directors and three independent non- executive directors who account for more than one-third of the members. In addition, the Board included one female Director, representing 12.5% of the total Board members.

Li Auto makes unremitting efforts to improve the board independence assessment mechanism and requires the non-executive directors to perform their independent supervision function while providing independent opinions in accordance with the *Li Auto Inc. Policy for Obtaining Independent Views and Opinions*. The Board of Directors regularly reviews the implementation and effectiveness of this independence assessment mechanism. The independence of the independent non-executive directors is assessed by the Nominating and Corporate Governance Committee.

The Company shall factor into their gender, age, professional expertise, industry experience and educational background when nominating and appointing board members in accordance with the *Li Auto Inc. Board Diversity Policy*. This promotes a broad range of perspectives and expertise in decision-making, safeguarding shareholders' interests and fostering the Company's long-term development. Additionally, we regularly assess the implementation of the diversity policy and improve supervision mechanisms, catering to diverse business needs while providing comprehensive and professional guidance for strategic planning and critical decision-making.

Li Auto's directors

Name	Gender	Position/Duty	Professional Capabilities		
			Industry Experience[1]	Risk Management Experience[2]	Financial Management Experience[3]
Li Xiang	Male	Chairman of the Board and Chief Executive Officer	✓		
Ma Donghui	Male	Executive Director and President	✓		
Li Tie	Male	Executive Director, Chief Financial Officer and Compliance Officer	✓	✓	✓
Wang Xing	Male	Non-Executive Director	✓		
Fan Zheng	Male	Non-Executive Director	✓		
Xiao Xing	Female	Independent Non-Executive Director			✓
Zhao Hongqiang	Male	Independent Non-Executive Director	✓	✓	✓
Jiang Zhenyu	Male	Independent Non-Executive Director	✓	✓	✓

[1] Directors served a company in the "consumer discretionary sector" classified by Global Industry Classification Standard (GICS®).

[2] It refers to specialized knowledge of risk management or previous experience in a position related to risk management.

[3] It refers to specialized knowledge of finance and accounting, or previous experience in a position related to finance and auditing.

5.2 Risk Management

Li Auto consistently integrates risk management and internal control into its operational foundation, regarding them as critical pillars for driving sustainable development.

Li Auto has established an organizational structure for risk management with a clear division of responsibilities. The Board of Directors assumes the highest decision - making authority for establishing and implementing the risk management system as well as for developing the overall objectives of risk management. The Audit Committee reviews the establishment and implementation of the Company's risk management systems, monitors the progress and achievements of the Company's

responses to major risks, and presents special reports to the Board of Directors. The Supervision and Management Working Group, under the Audit Committee, supervises the implementation of the Company's annual risk management plan and the major risk identification and response priority determination. The Legal Affairs and Risk Management Department, guided by the Working Group, implements risk management requirements, coordinates actions across business

units, and drives the timely implementation and execution of risk prevention and control measures.

In 2025, Li Auto relentlessly consolidates its risk management and control mechanism featuring "three lines of defense" to ensure the execution of risk management agendas effectively.

Li Auto's risk response and management structure

The First Line of Defense	The Second Line of Defense	The Third Line of Defense
Business departments ranging from R&D, supply chain, and manufacturing to sales	**Legal Affairs and Risk Management Department (risk management, internal control and legal compliance teams)**	**Legal Affairs and Risk Management Department (internal audit and supervisory teams)**
• Participate in the annual corporate risk assessment by relevant business departments;	• Coordinate the establishment of the risk management system; manage major risks at the corporate level;	• Independently supervise risk management and control performance across all departments and business areas of the Company;
• Conduct specific work relating to risk management;	• Regularly organize risk identification, risk assessment, and response activities;	• Timely investigate and deal with employee violations.
• Report regularly to the Supervision and Management Working Group on risk management and control.	• Build internal control systems, sort out and compile internal control management systems and process documents;	
	• Organize, coordinate and promote the establishment of compliance management systems;	
	• Conduct compliance review of major issues to enhance and fortify the compliance risk review mechanism.	

Li Auto has established regulations such as the *Li Auto Inc. Risk Management Policies* and the *Li Auto Inc. Internal Control System* for itself and its subsidiaries, continually enhancing these systems through risk identification, assessment, response, monitoring, and reporting to keep risks manageable. Meanwhile, the Company conducts annual internal and external risk audits in compliance with the *Sarbanes-Oxley Act of 2002 (SOX)* requirements, covering all business areas to facilitate the systematic and timely management of risks.

The risk management and internal control system

Risk Identification

- Draw up a list of corporate-level risks by regularly carrying out risk identifications.

Risk Assessment

- Conduct risk assessments in accordance with the "two dimensions and eight elements"[1] methodology, strictly follow the grading principles for risk likelihood and impact, analyze the probability and potential consequences of risks, determine risk levels, and develop the annual list of material risks;
- Regularly review corresponding risk exposures, define response procedures for identified high risks (such as risks that could significantly affect the competitive landscape or involve irreplaceable supply disruptions), and formulate clear mitigation measures;
- Assess risk preferences and make it clear that the Company will not invest in business activities that exceed its risk tolerance.

Risk Response

- Analyze the causes of risks based on the risk assessment results;
- Develop risk response plans, including risk mitigation, risk avoidance, risk sharing/ transfer, and risk acceptance;
- Establish risk management improvement and mitigation plans, and complete rectification within the specified timeframe.

Risk Monitoring and Reporting

- Monitor and report on the progress of specialized and routine risk management tasks.



[1] The "two dimensions" refer to the grading criteria for the likelihood of risk occurrence and the grading criteria for the severity of impact, while the "eight elements" refer to competitive landscape, legal and regulatory compliance, user satisfaction, brand/reputation, business continuity, financial loss, operational efficiency, and financial reporting accuracy.



Li Auto developed a risk list covering five major areas, including strategic risks, compliance risks, operational risks, financial risks and corruption risks. At the same time, the Company places strong emphasis on the management of sustainability-related risks and has incorporated key ESG risks, such as product quality risk, information security risk, occupational health and safety risk, and climate-related risk-into its overall risk management framework. In addition, the Company has incorporated business continuity risk into its strategic risk management priorities and strengthened its responses to supplier operational risks, natural disasters, public health incidents, and accident-related emergencies, thereby reducing the risk of business disruption, enhancing supply chain resilience, and mitigating impacts on corporate operations.

In 2025, Li Auto officially launched a Business Continuity Management (BCM) transformation project to identify potential threats to the organization and address increasingly complex external uncertainties. Within its established risk management framework, while maintaining the original five core risk categories, the Company actively advanced the development of a BCM system focused on business resilience and emergency response to emergency accidents, and established a company-wide emergency contingency plan framework. Through the transformation project mechanism, Li Auto formed a dedicated cross-functional task force with clearly defined roles and responsibilities to ensure the effective implementation of management requirements. The core objectives are to build

an enterprise-level BCM organizational structure, establish institutionalized and standardized business continuity management policies and incident emergency plans, and achieve a phased transition from pilot implementation to full-scale deployment. To date, the Company has issued the *Li Auto Inc. Emergency Incident Management Mechanism* and developed 10 incident emergency response plans for typical scenarios, including the *Li Auto Inc. Heavy Rain and Flood Incident Emergency Plan*, the *Li Auto Inc. Earthquake Incident Emergency Plan*, and the *Li Auto Inc. Power Outage Incident Emergency Plan*, among others. These systematic policies and plans demonstrate Li Auto's commitment to ensuring the continuity of critical business operations.

List of Li Auto's major risks in 2025

Risk Categories	Major Risks		
Strategic Risks	• External insight risk • Technology selection risk	• Product launch risk • Climate risks	• Business continuity risk
Compliance Risks	• Intellectual property rights risks • Commercial secret risks	• Import and export control risk	• Data compliance risk
Operational Risks	• Information security risks • Brand and marketing risk	• Procurement risks • Human resource risks	• Product quality risks • Occupational health and safety risks
Financial Risks	• Capital management risk • Asset management risk	• Tax risks • Financial accounting and reporting risks	• Operating performance risk
Corruption Risks	• Economic fraud risk	• Operational fraud risks	• Job misappropriation risks

To enhance overall risk awareness and compliance capabilities, we comprehensively advance risk management training for all employees. Boosting employees' sensitivity to risks and their active involvement in risk response. Meanwhile, Li Auto links employee performance incentives to risk management contributions, recognizing and rewarding key internal control personnel who deliver outstanding performance across business areas.

In 2025, Li Auto organized a total of

80
risk management training sessions

recording
17,417 enrollments

totaling
14,752 hours

Li Auto's risk management training in 2025

Training Participants	Training Content
Management	• The management received six specialized risk management training sessions, covering key topics such as internal control maturity assessment and business continuity management. The training spanned multiple business functions, including R&D, supply chain, sales, service, finance, and other business sectors, with over 500 enrollments, effectively enhancing the management team's risk insight and governance capabilities.
New Hires	• During onboarding, new hires systematically receive integrity compliance training as well as introductory internal control training, gaining a comprehensive understanding of Li Auto's "three lines of defense" risk management framework, the roles and responsibilities in risk management, and further strengthening risk awareness and a solid foundation for compliant conduct.
All Employees	• As active participants in risk management, all employees widely engage in risk management business and tool training, in-depth learning of risk management systems and online internal control courses, continuously enhancing their practical capabilities in risk identification, assessment, and response. • At the same time, employees actively pursue self-directed learning through the Internal Control and Risk Management Learning Zone on Li Auto Academy, fostering a risk management culture of shared responsibility and company-wide participation.

Li Auto Holds the Annual Risk Management Publicity Conference `Case Study`

On February 21, 2025, Li Auto convened its Annual Risk Management Publicity Conference, attended by more than 40 its core management members of the Company. Centered on the core theme that "the business is the first line of responsibility for risk management," the conference offered a detailed exposition of the Three Lines of Defense framework to attendees. The conference formally launched the Company's key risk management priorities for the year, which included company-level major risk response actions and a BCM transformation project. These initiatives aim to systematically advance the Company's risk management approach from a reactive "incident-driven" model to a proactive "prevention- driven" one. Following the conference, the Company recognized key internal control contributors who delivered outstanding performance across business areas. This recognition served to further motivate organization-wide engagement in strengthening internal controls.



5.3 Business Ethics

Li Auto consistently places business ethics at the core of its operations, with zero tolerance for all misconducts that violate business ethics, continuously fostering a corporate culture of integrity, transparency, and accountability.

5.3.1 Business Ethics Governance System

Li Auto strictly abides by the *Company Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Anti-monopoly Law of the People's Republic of China*, the *Foreign Corrupt Practices Act,* the *Sarbanes-Oxley Act 2002*, and other advanced international laws and regulations. We have formulated the *Li Auto Inc. Code of Business Conduct and Ethics*, the *Li Auto Inc. Anti-bribery and Anti-corruption Compliance Policies*, the *Li Auto Inc. Whistle-blowing Policies and Procedures*, the *Li Auto Inc. Conflict of Interest Compliance Management System*, the *Li Auto Inc. Gift Giving and Hospitality Compliance Management System*, the *Li Auto Inc. Commercial Sponsorship Compliance Management System*, the *Li Auto Inc. Business Partner Anti-bribery Compliance Management System*, and other business ethics management systems. These systems are overseen by the Board of Directors and standardize the business ethics behavior requirements that all employees and suppliers should follow in commercial activities and strictly manage and supervise improper behaviors such as corruption, bribery, unfair competition, conflicts of interest, extortion, fraud, and money laundering. In 2025, Li Auto newly issued the *Integrity-Related Compliance Accountability and Handling Management System*, ensuring effective implementation of integrity-related policies, with clearly defined standards, penalties, and accountability measures.

Li Auto has established a business ethics governance system comprising the Board of Directors, the Strategic Management Committee, and the Legal Affairs and Risk Management Department. The Board of Directors oversees the Company's business ethics matters, ensuring the top-level design and effective implementation of related policies and regulations. The Working Group for Clean Workplace under the Strategic Management Committee is responsible for guiding, supervising and inspecting the Company's business ethics and code of conduct. The Legal Affairs and Risk Management Department develops business ethics compliance management processes, organizes compliance training, and investigates and verifies cases of employee violations of laws and disciplines, ensuring that relevant policies are effectively executed in daily operations and that business ethics risks are properly mitigated.

Li Auto's Certificate of ISO 37001 Anti-Bribery Management Systems



Li Auto adopts a zero-tolerance policy for all business ethics misconducts. We have defined all violations and potential violations and established robust accountability and punishment mechanisms. The Company maintains a routine anti-bribery compliance audit system, conducting an annual audit covering all business areas, with a focus on key bribery risks to systematically identify and accurately locate them. Issues identified during audits are addressed through a "identification for improvement" approach, to realize closed-loop management to ensure the effectiveness of the business ethics system. In 2025, Li Auto conducted a third-party audit on ethical standards and was certified to the ISO 37001 - Anti-Bribery Management Systems upon recertification.

In addition, we advocate for all employees, suppliers, and other stakeholders to jointly create and maintain an honest business environment, and strictly abide by our ethics and code of conduct. In 2025, we signed integrity and compliance commitment clauses with all employees to reinforce their compliance awareness, and continuously improved our *Business Partner Anti-bribery Compliance Management System*, thereby encouraging all parties in the supply chain to uphold high standards of business ethics. Meanwhile, we require all suppliers to sign an *Integrity Agreement*, effectively guiding value chain partners to adopt honesty and compliance practices.



5.3.2 Business Ethics Training

We insist on conducting business ethics training programs for all employees by means of information notification, as well as a combination of online and offline approaches, with an aim to strengthen their anti-corruption awareness. We require all new hires to finish integrity training. All regular employees are required to participate in at least one compliance training session every year. In addition, we carry out specialized anti-corruption and anti-bribery training for employees in key departments.

In 2025, Li Auto completed the preparation of the *Li Auto Inc. Overseas Business Integrity Guide Book*[1] in both Chinese and English. The white paper covers core topics including overseas business compliance guidelines, anti-corruption policies, employee code of conduct, and illustrative case studies. Its purpose is to enhance global employees' awareness and literacy in integrity and compliance. This Guide Book serves as a key channel for integrity communication targeted at overseas employees, in combination with English-language anti-corruption training courses, online integrity learning modules, and global compliance-themed activities, to systematically promote the development of a robust overseas integrity culture.

Li Auto makes unremitting efforts to strengthen integrity governance across its supply chain by conducting systematic integrity publicity and compliance empowerment programs for global suppliers. By issuing the *Li Auto Inc. Supplier Integrity Cooperation Guide,* the Company clearly communicates principles of ethical cooperation, mechanisms for preventing conflicts of interest, and key points for identifying commercial bribery risks, significantly enhancing suppliers' understanding and recognition of compliance requirements. Additionally, Li Auto utilizes its "Integrity Li Auto," WeChat public account to publish a series of themed content, covering integrity warning cases, practical compliance interpretations, and guidelines for signing commitment letters, thereby building a normalized, interactive mechanism for promoting integrity.

Li Auto's business ethics and compliance training system

Management	• The management should receive specialized integrity training to strengthen compliance awareness; • In 2025, we conducted one anti-corruption and anti-bribery compliance training session for the management, reaching 28 participants and totaling nearly 42 training hours.
New Hires	• New hires should finish the code of business conduct and ethics and other compliance training during orientation and sign the integrity compliance terms; • In 2025, we conducted 25 compliance training sessions for new hires, with a total training duration of nearly 1,266 hours.
Employees in Key Departments	• Key employees of departments in relation to manufacturing, brand, sales and supply chain should receive specialized training on integrity compliance and publicity education on business in daily work; • In 2025, we conducted 23 specialized integrity training sessions, with a total training duration of 4,401 hours.
All Employees	• All employees should receive compliance training and strengthening compliance awareness; • In 2025, we conducted 74 business ethics and anti-corruption training and launched eight online courses, achieving 100% employee coverage with a total training duration of 22,647 hours.

5.3.3 Reporting Management

Li Auto has established smooth, secure, and confidential reporting channels to encourage employees to proactively raise compliance concerns. All reports are promptly and impartially investigated and addressed by an independent supervision team, with appropriate measures taken based on the findings. By improving the reporting management system, the Company fosters a transparent and trustworthy compliance culture, ensuring healthy and sustainable business operations.

Li Auto's reporting channels are supported by third-party services and include email, mail, on-site reporting, a dedicated hotline, and an online platform, allowing for both named and anonymous submissions. Reports are centrally registered and categorized by the Legal Affairs and Risk Management Department. Matters related to integrity and confidentiality are investigated by the supervisory teams, while other issues are transferred to relevant departments. Investigations are subject to the principles of independence, confidentiality, and compliance, with a recusal system applied when necessary. Investigation results are escalated to the Chief Compliance Officer or the Audit Committee. Cases involving potential legal violations are transferred to judicial authorities in accordance with applicable laws. The Company adopts a whistleblower protection mechanism to ensure that all reported information remains strictly confidential and to prevent any form of retaliation against reporters. All reporting materials are managed as confidential documents and archived for long-term storage. Additionally, Li Auto regularly provides training to all employees on reporting policies and procedures, encouraging them to promptly report any misconduct, potential violations, or integrity risks through proper channels.

In 2025, the Company maintained a strong record of legal and ethical conduct. The Company did not record any violations related to business ethics, including money laundering, corruption, discrimination and harassment, insider trading, or conflicts of interest. During the reporting period, two corruption litigation cases involving Li Auto concluded with judgments rendered.

Li Auto's open reporting channels

Hotline

+001 877-249-8611

Email

compliance@lixiang.com

Mail

Legal Affairs and Risk Management - Risk Control Audit & Supervision Center - Supervision, Block C, Li Auto Beijing R&D Headquarters, Gaoliying Town, Shunyi District, Beijing, 101300, China

On-Site Reporting Department

Legal Affairs and Risk Management - Risk Control Audit & Supervision Center - Supervision



5.4 Cybersecurity

Li Auto prioritizes information security and respects the privacy of employees, suppliers, users and any other third party. The Company continuously improves its data protection measures to effectively mitigate information security risks and privacy leaks, thereby safeguarding the legitimate rights and interests of all stakeholders.

Li Auto has established a sound information security management framework. We have set up an Information Security and Data Privacy Management Team as the highest decision-making body for information security, led by the Senior Vice President of the Company, who is fully responsible for the strategic planning, overall guidance, and supervision of the implementation of information security and personal data protection.

The structure of Li Auto's Information Security and Data Privacy Management Team


Information Security and Data Privacy Management Team
Legal Affairs Department
System Security Department
R&D Department
Product Department
Public Affairs Department
Sales and Service Department
...



5.4.1 Information Security

Li Auto strictly complies with relevant laws and regulations including the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, and the *Provisions on the Administration of Automotive Data Security (Trial)*. The Company has established the *Li Auto Inc. Information Security and Privacy Management Charter* and the *Li Auto Inc. Information Security and Privacy Strategy* as the cornerstone of its information security protocols.

Regarding data security management, for the sensitive data in circulation, Li Auto has formulated the *Li Auto Inc. Data Security Requirements Specification for Business Systems* and the *Li Auto Inc. Grading system for Information Security Violations*. Detailed protocols have been put in place for key management, data encryption and decryption, external transmission of sensitive data, and data retrieval. They clearly define security management requirements throughout the data lifecycle to ensure that data security practices are standardized and traceable.

In terms of information security management, Li Auto has refined the *Information Security Vulnerability Management Specification* and established a continuous monitoring mechanism covering both production vehicles and vehicles under development. The Company has also enhanced the vulnerability reporting process and its detailed requirements. The *Development Guide for Information Security Management* has been updated to include penetration testing, production-stage security requirements, and operational guidance for perception platforms, supplemented with templates for security function verification.

Information Security Management

Li Auto consistently enhances its data information security protection system, which spans the entire software life cycle, from demand and design to development, testing, launch, operation, and maintenance. We enforce stringent access controls and encrypt critical data for robust protection.

Li Auto has included information security in its employee performance evaluations and imposed disciplinary measures for violations, as stipulated in the *Li Auto Inc. Violation Accountability*

Li Auto's comprehensive information security management highlights

Policy, reinforcing the enforcement of policies. In addition, we have implemented measures such as an Information Security Mailbox and Information Security Robots to facilitate feedback and report

on information security incidents from our employees, encouraging proactive and timely reporting of potential risks.



AI-Driven "Shift-Left" Security

During the R&D phase, we introduce AI-driven vulnerability analysis and remediation recommendations, enabling rapid identification, classification, and resolution of vulnerabilities. This significantly improves the identification effectiveness of vulnerabilities and the efficiency of vulnerability fixes, accelerating the integration of security into the design and development stages.

OT and IT Cross-Domain Coordination

We break traditional security boundaries by extending Host Intrusion Detection Systems (HIDS) and Network Intrusion Detection Systems (NIDS) from IT environments to core Operational Technology (OT) scenarios, achieving unified threat monitoring across both production/manufacturing and office networks.

Sensitive Data Security Across the Full Lifecycle

We prioritize the development of automated sensitive data identification capabilities, covering all corporate data sources to build a comprehensive sensitive data asset monitoring dashboard. Based on this asset pool, which monitors the storage, download, transmission, and external sharing of sensitive data, we fully deploy data protection capabilities such as anonymization, encryption, and watermarking.

Employees' Office Device Data Leakage Prevention

For corporate data protection, we have enhanced AI-based, scenario-driven, multimodal identification of sensitive files, accurately detecting unauthorized external transmission of sensitive data. By implementing corporate network access controls and device identification systems, we restrict the downloading and exporting of sensitive data to non-office devices.

Business Data Security and Office Data Security

Files downloaded from business systems by our employees carry embedded watermark information (including employee identity, data source, and download time) for the identification by the data leakage prevention system in office computers.

Information Security Test and Certification

Li Auto routinely performs internal and external audits across business operations and engages third-party entities with professional qualifications in data security audits and assessments, aiming to proactively identify issues and implement management and technical strategies to mitigate security risks and ensure the compliance and security of our data management.

In 2025, Li Auto obtained ISO 27001 - Information Security Management Systems certification and ISO 27701 - Privacy Information Management System certification. The Company's key systems successfully passed China's annual Cybersecurity Classified Protection Assessment and the national Vehicle Information Security Mandatory Standards Compliance Baseline Test. These achievements demonstrate that Li Auto's information security levels meet both international and domestic authoritative certification standards.

Information Security Emergency Response

To comprehensively safeguard corporate information security, Li Auto has established a robust information security emergency response mechanism. We have set up the Li Auto Security Emergency Response Center for handling externally reported cybersecurity issues. In the event of cyberattacks, data breaches, or other security incidents, the Company immediately activates the emergency response procedures and takes prompt, effective measures to contain the situation. Additionally, Li Auto conducts regular emergency drills each year, dives into issues exposed during exercises, continuously optimizes response processes, and implements corrective measures to minimize the impact of security incidents.

During the reporting period, Li Auto carried out

2
vehicle-level attack-and-defense drills

10
enterprise-level attack-and-defense drills

On the technical protection front, Li Auto completed

9
internal vehicle code audits

144
penetration tests

8
security inspections

83
application security risk assessments

13.41 million
automated application security scans

8
external tests



Information Security Training

Li Auto emphasizes employees' awareness of information security and continuously improves its training programs.

In 2025, Li Auto conducted

12
information security training sessions

employee training coverage
100%

Total training duration
184,525 hours

68,733 enrollments

Information security training mechanism

Training Participants	Training Courses	Training Content	Training Objectives
All Employees	Routine information security training	Information security knowledge and phishing prevention courses	Strengthen basical awareness and prevent common threats
Employees in Key Information Security Positions	Specialized information security training	Policies for the external transmission of data and platform usage	Enhance professional capabilities and ensure role-specific security responsibilities
All New Hires	Onboarding information security training	Security awareness cultivation	Ensure basic information security awareness and capability



5.4.2 Privacy Protection

Li Auto adheres to personal data protection laws and prioritizes protection covering the entire life cycle of personal information to prevent any form of privacy data leakage.

Li Auto strictly complies with laws and regulations in locations where it operates, as well as industry standards, such as the *Personal Information Protection Law of the People's Republic of China*. In 2025, the Company revised the *Li Auto Inc. Code of Personal Information Protection and Privacy Security*, further specifying security requirements for personal information management and comprehensively optimizing the process design of impact assessment on personal information protection and risk evaluation methods, thereby enhancing both the scientific rigor and practical applicability of such assessments. The Company also established the *Li Auto Inc. Cross-Border Data Management System* and the *Li Auto Inc. Cross-Border Data Compliance Operation Guidelines* to standardize processing procedures for possible cross-border data practices.

Li Auto continuously strengthens its data security and privacy protection capabilities, fully consolidating a robust personal information protection framework. For internal information systems containing personal data, the Company has further improved sensitive data access controls based on classification and grading principles, with a focus on enhancing real-time monitoring capabilities to achieve dynamic management of high-risk operations, effectively reducing the risk of privacy data breaches. Meanwhile, our privacy governance team coordinates the call center to advance mechanisms for protecting user privacy rights, under which user privacy requests are responded and addressed in a meticulous manner.

Li Auto regularly conducts personal information protection impact assessments to identify potential privacy risks and evaluate the effectiveness of existing protection measures. We also strengthens oversight and verification through internal auditing mechanisms to promptly detect and prevent data compliance risks, ensuring the full implementation of risk control measures. During the reporting period, Li Auto expanded the scope of its internal privacy and security audits to include key user interaction scenarios.

Li Auto's protection mechanism for user information in 2025

Stages	Privacy protection requirements
Collection	• We obtain the users' consent prior to the collection of personal information. • We detail the purpose, use, basis, etc. of collecting personal information. • We promise not to use the information for any purposes not specified in privacy policies.
Storage	• We adopt security protection measures that meet industry standards to protect users' personal information against unauthorized access, public disclosure, use, modification, damage, and loss. • We take reasonable measures to ensure the accurate and safe storage of users' personal information, such as access control, Transport Layer Security (TLS)[1] encrypted transmission, encrypted storage, and displaying sensitive information after desensitization. • We adopt encryption technologies to ensure data confidentiality. • We use trusted protection mechanisms to prevent malicious attacks on data.
Transmission and Disclosure	• We develop programs to prohibit providing user data to other personal information processors without the user's consent or legal basis. • We take necessary measures to protect the rights of users when the transfer of personal information involves entrusted processing, sharing, transfer, and public disclosure. This includes signing strict confidentiality agreements or data processing protocol with third parties, terminating cooperation with partners who abuse or leak user data, as well as promptly implementing protection measures.
Protection	• Users have the right to query, copy, correct, supplement, or delete personal information in accordance with laws and regulations and the Privacy Policy. • If users revoke their authority, we will stop the collection of their personal information immediately. • We provide various feedback channels, including hotline, privacy email, and mailing address, to promptly address users' privacy complaints or requests for rights.

[1] TLS, Transport Layer Security.

Li Auto continuously promotes privacy awareness among all employees through dedicated privacy protection publicity activities, enhancing employees' sensitivity and responsibility for personal information protection in their daily work. During the reporting period, Li Auto organized 35 sessions of training on privacy protection, with 17,540 participants, totaling 18,180 hours. In addition, we publish privacy protection-related articles monthly, gaining a total of 946,000 views annually, with a 100% training coverage rate.

In 2025, the Company further optimized the personal information complaint handling mechanism, implemented task decomposition and process-based management for privacy-related user complaints. Each complaint undergoes investigation, analysis, and corrective actions according to standardized procedures to ensure a complete resolution cycle. Throughout the year, we achieved a 100% complaint resolution rate for all personal information and privacy-related issues. All complaints were addressed promptly and effectively, with zero incidents of user privacy data leakage. These endeavors have demonstrated Li Auto's high execution efficiency and robust risk prevention capability in privacy protection practices.

Li i6 received the C-ICAP five-star privacy protection rating from the China Automotive Technology and Research Center, and achieved the highest rating in the IVISTA Connected Vehicle Intelligence and Privacy Safety Assessment, as well as cybersecurity and privacy protection evaluation.

Li Auto Inc.

Two-Star Certification for Social Responsibility Evaluation in Personal Information Protection

CCIA Data Security Working Committee

March 2025



Appendix

ESG Key Performance Indicators

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Environmental					
Emissions					
Atmospheric pollutant	VOC	tonne	40.4	43.3	23.6
	Nitric oxide	tonne	19.1	11.5	20.0
	Sulfur dioxide	tonne	2.4	0.8	2.4
	Smoke and dust	tonne	4.4	6.0	8.6
Water pollutant	COD	tonne	69.6	87.5	87.7
	Ammonia nitrogen	tonne	4.4	3.7	4.9
	Total phosphorus	tonne	0.3	0.6	0.7
Non-hazardous waste	Total non-hazardous Waste	tonne	70,443.5	72,611.6	58,642.8
	Non-hazardous waste intensity	tonne/RMB million	0.6	0.5	0.5
	Kitchen waste discharge	tonne	1,856.1	726.9	1,011.0
	Domestic waste discharge	tonne	15,888.1	7,031.2	3,652.9
	Recyclable waste discharge	tonne	52,699.4	64,853.5	53,978.9
Hazardous waste	Total hazardous waste	tonne	4,366.1	4,573.9	3,481.3
	Total hazardous waste intensity	tonne/RMB million	0.04	0.03	0.03

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
GHG emissions[*]	Total GHG emissions	tCO_2e	9,680,828.2	12,693,498.1	201,566.2
	Operational GHG emissions intensity (Scope 1 & 2)	tCO_2e / million RMB revenue	1.8	1.5	1.6
	Scope 1: Direct GHG emissions	tCO_2e	58,381.8	53,078.7	29,994.7
	Scope 2: Energy-related indirect GHG emissions	tCO_2e	144,587.7	158,770.4	171,571.5
	Scope 3: Other indirect GHG emissions	tCO_2e	9,477,858.7	12,481,649.1	/
	Category 1: Purchased goods and services	tCO_2e	8,844,784.9	11,971,258.4	/
	Category 2: Capital goods	tCO_2e	N/A	N/A	/
	Category 3: Fuel- and energy-related activities	tCO_2e	47,196.1	48,193.9	/
	Category 4: Upstream transportation and distribution	tCO_2e	244,818.2	302,457.1	/
	Category 5: Waste generated in operations	tCO_2e	N/A	N/A	/
	Category 6: Business travel	tCO_2e	36,635.0	14,915.3	/
	Category 7: Employee commuting	tCO_2e	14,526.9	17,475.6	/
	Category 8: Upstream leased assets	tCO_2e	141,791.1	89,119.3	/
	Category 9: Downstream transportation and distribution	tCO_2e	N/A	N/A	/
	Category 10: Processing of sold products	tCO_2e	N/A	N/A	/
	Category 11: Use of sold products	tCO_2e	123,214.7	23,087.1	/

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
GHG emissions	Category 12: End-of-life treatment of sold products	tCO$_2$e	N/A	N/A	/
	Category 13: Downstream leased assets	tCO$_2$e	N/A	N/A	/
	Category 14: Franchises	tCO$_2$e	24,891.9	15,142.5	/
	Category 15: Investments	tCO$_2$e	N/A	N/A	/
Use of Resources					
Energy[1]	Comprehensive energy consumption	tec	152,790.4	88,300.1	55,978.3
	Comprehensive energy consumption intensity	tec/RMB million	1.4	0.6	0.5
	Purchased electricity	MWh	1,012,447.1	455,209.4	286,742.3
	Purchased heat	GJ	25,322.4	57,292.0	73,111.8
	Purchased natural gas	cubic meter	19,758,314.1	20,947,628.0	12,978,058.0
	Diesel	liter	22,149.0	4,888.1	10,720.0
	Gasoline	liter	1,093,841.2	1,273,024.7	790,981.0
Water	Total water consumption	tonne	2,177,864.0	2,459,752.9	1,681,919.9
	Total water consumption intensity	tonne/RMB million	19.4	17.0	13.6
	Municipal water supply	tonne	1,933,124.8	2,181,732.9	1,463,391.9
	Recycled water	tonne	292,197.0	278,020.0	218,528.0
Material resources	Refrigerant	kg	3,245.6	5,820.0	105.0
	Packaging materials for complete vehicle manufacturing	tonne	/	1,242.1	22,800.0
	Recycled packaging materials for parts and components	tonne	1,047,024.0	2,752,084.1	5,982,911.0
Annual input in energy conservation and environment protection		RMB million	26.5	28.5	37.5

*Notes on Greenhouse Gas Emissions Information

[1] The accounting scope and methodologies for GHG emissions data for 2025 and 2024 in the appendix to this report have been verified and assured by an independent third-party organization in accordance with ISO 14064-1:2018 and the GHG Protocol. The 2023 data are internally estimated figures. As the accounting boundaries, activity data collection scope, and emission factors were systematically optimized and unified in 2025, there are differences in accounting methodologies between historical data and the 2025 data, rendering them non-comparable. Data from 2025 onward will be prepared based on the unified methodology established through this verification.

[2] Reporting Boundary: In 2024, Li Auto carried out a company-wide inventory of Scope 1, Scope 2, and Scope 3 emissions for the first time. The Company hired an accredited external verification body to verify the inventory in accordance with the ISO 14064-1 standard. The Company revalidated the baseline year GHG accounting boundary in accordance with ISO and GHG Protocol standards, as well as optimizing its accounting methodologies. Therefore, the emissions of 2024 and 2025 differ significantly from previously disclosed GHG data in statistical scope and are not comparable.

[3] Greenhouse Gas Accounting Scope: The GHGs included in the Company's inventory are carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulfur hexafluoride (SF_6), and nitrogen trifluoride (NF_3).

[4] Accounting Basis: Scope 1 emissions include emissions from the combustion of fossil fuels in stationary and mobile sources, as well as process emissions from chemical and physical reactions. Fugitive emissions, such as refrigerant leakage and methane (CH4) from septic tanks, are also included. Scope 2 emissions arise from the consumption of purchased electricity. Scope 3 emissions are calculated using the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011), which covers eight major categories. Among these, Global Warming Potentials (GWPs) are sourced from the IPCC Sixth Assessment Report (2021). The primary greenhouse gas emission factors are referenced from authoritative domestic and international databases, including but not limited to: the IPCC 2006 Guidelines for National Greenhouse Gas Inventories, Guidelines for the Preparation of Provincial Greenhouse Gas Inventories (2025), the Notice on the Release of 2023 Electricity CO_2 Emission Factors issued by the Ministry of Ecology and Environment of the People's Republic of China, and ZEROLab (2026), among others.

[5] Description of Scope 3 Emissions Category Accounting Scope:

1) Category 1: Purchased Goods and Services. Greenhouse gas emissions from upstream processes related to the components purchased by the Company, including raw material extraction, transportation between suppliers, and component manufacturing (i.e., cradle-to-gate);

2) Category 3: Fuel- and Energy-Related Activities. Greenhouse gas emissions associated with the fuel and energy purchased by the Company that are not included in Scope 1 or Scope 2, including upstream emissions from natural gas, gasoline, diesel, electricity, and electricity transmission and distribution (T&D) losses;

3) Category 4: Upstream Transportation and Distribution. Greenhouse gas emissions from transportation and warehousing of components and finished vehicles;

4) Category 6: Business Travel. Greenhouse gas emissions generated from employees' business travel, including transportation and accommodation;

5) Category 7: Employee Commuting. Greenhouse gas emissions from employees commuting between their residences and workplaces;

6) Category 8: Upstream Leased Assets. Greenhouse gas emissions from leased stores and office sites used by the Company;

7) Category 11: Use of Sold Products. Greenhouse gas emissions generated from electricity used by vehicles sold by the Company when charged at company-owned or franchise-operated super charging station;

8) Category 14: Franchises. Greenhouse gas emissions from franchise-operated body & paint centers.

[6] Quantification and Calculation of Greenhouse Gas Emissions (Scope 3): Certain information that may generate greenhouse gas emissions is exempt from quantification if one of the following conditions is met:

1) operating activities are not involved (applicable to Category 9, Category 10, Category 13, and Category 15);

2) quantification is technically feasible, but not economically meaningful (applicable to Category 12);

3) the quantity of GHG emissions from these sources is insignificant, accounting for less than 0.5% of the Company's total GHG emissions (including direct and indirect energy emissions)(applicable to some emission sources in Category 1, Category 2, Category 5, some emission sources in Category 8, and some emission sources in Category 14);

4) the Company has limited ability to influence or reduce these emissions (applicable to some emission sources in Category 11).

[1] Salary ratio by gender is the average salary of female employees divided by the average salary of male employees.

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Social					
Number of employees and breakdown					
Total number of employees		person	30,728	32,248	31,591
Number of employees by gender	Male	person	25,329	26,739	25,967
	Female	person	5,399	5,509	5,624
Number of employees by employment type	Full-time	person	30,728	32,248	31,591
	Part-time	person	0	0	0
	Outsourced	person	0	0	0
Number of employees by age groups	29 and below	person	13,383	15,149	14,941
	30 to 39	person	15,601	15,808	15,636
	40 and above	person	1,744	1,291	1,014
Number of employees by profession category	R&D	person	6,041	5,930	6,726
	Sales and marketing	person	12,634	13,072	12,340
	General and administrative management services	person	2,620	2,656	2,974
	Production	person	9,433	10,590	9,551
Number of employees by job type	Blue-collar employees	person	9,276	10,426	9,561
	White-collar employees	person	9,515	9,495	10,559
	Store employees	person	11,937	12,327	11,471
Number of employees by educational background	Master and above	person	5,671	5,461	4,926
	Undergraduate	person	8,245	8,572	9,860
	Junior college	person	11,608	11,697	10,305
	Senior high school and below	person	5,204	6,518	6,500

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Number of employees by geographical region	Chinese mainland	person	30,699	32,208	31,552
	Hong Kong SAR, Macau SAR and Taiwan	person	9	14	16
	Overseas	person	20	26	23
Percentage of employees by rank and gender	Senior management	person	34	33	28
	Percentage of male employees in senior management	%	91.2	90.9	89.3
	Percentage of female employees in senior Management	%	8.8	9.1	10.7
	Middle management	person	319	414	311
	Percentage of male employees in middle management	%	82.8	85.6	86.2
	Percentage of female employees in middle management	%	17.2	14.4	13.8
	Junior management	person	695	653	59
	Percentage of male employees in junior management	%	77.7	80.6	91.5
	Percentage of female employees in junior management	%	22.3	19.4	8.5
	General employees	person	29,680	31,047	31,193
Number of employees by function and gender	Total number of female employees in middle/senior management positions in revenue-generating functions	person	58	77	46
	Proportion of female in middle/senior management positions in revenue-generating functions	%	16.4	14.1	13.6
	Total number of female employees in STEM-related Positions	person	979	922	999
	Proportion of female employees in STEM-related positions	person	16.4	16.1	15.2

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Disabled employees		person	236	125	123
Ethnic minority employees		person	1,699	1,711	1,655
Overseas employees		person	20	26	22
New employee hires		person	6,018	12,959	16,037
Number of new employee hires by recruitment type	Social recruitment	person	3,770	9,695	14,722
	On-campus recruitment	person	2,248	3,264	1,315
Employee turnover and rate					
Total employee turnover and rate	Total employee turnover	person	7,538	12,302	7,037
	Employee turnover rate	%	24.5	38.2	22.3
Employee turnover rate by gender	Male	%	23.7	36.5	22.1
	Female	%	28.3	46.1	23.1
Employee turnover rate by age	29 and below	%	29.5	42.2	30.0
	30 to 39	%	21.6	35.7	15.7
	40 and above	%	12.7	21.0	9.9
Employee turnover rate by job type	Blue-collar employees	%	26.7	39.0	49.0
	White-collar employees	%	13.3	35.7	14.7
	Store employees	%	31.8	39.3	36.3
Employee turnover rate by geographical region	Chinese mainland	%	24.5	38.1	22.3
	Hong Kong SAR, Macau SAR and Taiwan	%	54.6	35.7	37.5
	Overseas	%	24.4	42.3	26.1

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Employee turnover rate by rank	Senior management	%	5.9	6.1	10.7
	Middle management	%	9.7	10.1	6.4
	Junior management	%	18.7	24.0	11.9
	General employees	%	24.9	38.9	22.5
Employees' development and training					
Total employee enrollments in professional training		person	423,783	311,546	34,729
Percentage of employees trained by gender	Male	%	80.8	75.5	88.9
	Female	%	77.9	85.9	94.3
Percentage of employees trained by rank	Directors	%	100	100	100
	Senior management	%	94.4	97.0	96.2
	Middle management	%	92.0	99.6	95.5
	Junior management	%	84.0	97.4	95.5
	General employees	%	80.1	76.3	89.8
Total training hours by gender	Male	hour	580,584	1,177,696	502,160
	Female	hour	122,615	326,413	112,679
Average training hours by gender	Male	hour	23	59	18
	Female	hour	23	69	17
Total training hours by rank	Senior management	hour	1,145	2,009	3,592
	Middle management	hour	6,204	63,824	8,071
	Junior management	hour	26,473	486,518	1,032
	General employees	hour	669,377	951,757	602,143

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Average training hours by rank	Senior management	hour	34	59	120
	Middle management	hour	19	121	26
	Junior management	hour	38	704	16
	General employees	hour	23	32	18
Gender pay gap					
Base salary ratio by gender[1]					
Senior management		/	0.71:1	/	/
Middle management		/	0.91:1	/	/
General employees		/	1.10:1	/	/
Variable salary ratio by gender					
Senior management		/	0.73:1	/	/
Middle management		/	1.05:1	/	/
General employees		/	1.37:1	/	/
Occupational health and safety					
Loss due to work-related injuries	Work-related fatality	person	0	0	0
	Employee work-related injury rate	%	0.05	0.03	0.04
	Work-related injuries	/	16	9	12
	Lost working days due to work-related injuries	Day	645	335	397
	Lost time injury frequency rate (LTIFR)	/	0.61	0.14	0.2
	Lost workday rate (LWD)	/	1.84	0.84	1.3
Safety training	Annual safety training sessions	session	4,002	4,160	638
	Annual number of employees trained on safety	people	472,630	474,863	343,033
Safety inspection	Safety inspections	number	8,943	9,275	3,286
	Safety hazard inspections	number	54,962	31,192	30,659
Annual production safety accident		number	16	0	12

[1] Gender pay gap is the average salary of female employees divided by the average salary of male employees.

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Annual amount of input in production safety		RMB million	14.2	50.2	26.1
Supply chain management					
Total number of suppliers		/	529	504	434
Total number of suppliers by geographical region	North China	/	59	56	50
	Central China	/	23	21	22
	Southern China	/	59	53	49
	East China	/	372	356	300
	Northeast China	/	13	14	11
	Northwest China	/	0	0	0
	Hong Kong SAR, Macau SAR and Taiwan	/	2	0	0
	Overseas	/	1	4	2
Supplier access	Percentage of suppliers certified to IATF 16949	%	98.9	99.1	99.4
	Percentage of suppliers certified to ISO 14001	%	96.8	94.6	93.7
	Percentage of suppliers certified to ISO 45001	%	85.2	82.8	80.9
	Percentage of suppliers certified to ISO 9001	%	99.4	99.1	/
Supplier evaluation and rectification	Number of evaluated suppliers	/	529	/	/
	Proportion of evaluated strategic suppliers	%	100	/	/
	Total suppliers receiving support during the implementation of rectification plans	/	32	/	/
Product quality and safety					
Quality and safety training	Training on quality and safety	person	21,090	74,240	29,834
	Training on quality and safety	session	64	2,509	350
	Annual quality and safety training	hour	33,115	41,064	44,752

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
Product R&D					
R&D Input		RMB billion	11.3	11.0	10.6
Patent	Cumulative number of granted patents	/	4,836	4,216	3,368
Trade mark	Cumulative number of trademarks registered	/	3,762	2,360	1,669
Copyright	Cumulative number of registered copyrights for software	/	168	123	98
Training on the protection of intellectual property rights	Total session	session	25	22	34
	Total persons	person	1,330	777	/
	Total hour	hour	32.3	40.9	30.8
Information security management					
Total sessions of information security training		session	12	67	4
Total sessions of privacy training		session	35	30	7
Total number of data breach incidents		/	0	0	0
Product and user services					
After-sales service training	Total session of after-sales service training	session	127	140	240
	Total hour of after-sales service training	hour	584,360	514,280	234,599
	Pre-job training rate of new hires	%	100	100	100
Satisfaction survey	Sales satisfaction	%	99.9	/	/
	After-sale service	%	99.6	99.6	99.8
	Product delivery	%	99.9	99.9	99.9
	Test drive	%	99.9	99.9	99.9

Categories	Indicators	Unit	Data in 2025	Data in 2024	Data in 2023
User complaint	Total complaints[1]	/	1,384	1,542	1,442
	Percentage of user complaints handled	%	100	100	100
Philanthropic contributions	Total amount	RMB million	18.38	47.30	33.24
Governance					
Anti-corruption					
Integrity training	Employee integrity training	session	74	76	48
	Total employee integrity training	hour	22,647	23,021	17,000
	Coverage of employee integrity training	%	100	100	100
	Integrity training for management	session	1	1	2
	Total integrity training for management	hour	42	150	120
Number of corruption cases concluded		/	2	2	1

[1] Due to a change in the methodology used to calculate the total number of user complaints, the data for 2023 and 2024 has been retrospectively adjusted.

HKEX ESG Reporting Code Content Index

Subject area	Aspects	KPIs	Page
Environmental	A1 Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	P44-45
		A1.1 The types of emissions and respective emissions data.	P85
		A1.2 has been repealed on 1 January 2025.	
		A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P85
		A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P85
		A1.5 Description of emission target(s) set and steps taken to achieve them.	P39, P44-45
		A1.6 Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	P44-45
	A2 Use of Resource	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.	P45-46
		A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in' 000s) and intensity (e.g. per unit of production volume, per facility).	P86
		A2.2 Total water consumption and intensity (e.g. per unit of production volume, per facility).	P86
		A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them.	P39, P41, P45
		A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	P39, P46
		A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	P43

Subject area	Aspects	KPIs	Page
Environmental	A3 The Environment and Natural Resources	General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources.	P44
		A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P40-47
Social	B1 Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare	P49-51
		B1.1 Total workforce by gender, employment type, age group and geographical region.	P49-51
		B1.2 Employee turnover rate by gender, age group and geographical region.	P49-51
	B2 Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	P55-62
		B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	P55
		B2.2 Lost days due to work injury.	P55
		B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	P55-62
	B3 Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	P52-54

Subject area	Aspects	KPIs	Page
Social	B3 Development and Training	B3.1 The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	P88
		B3.2 The average training hours completed per employee by gender and employee category.	P52、 P88
	B4 Labour Standards	General Disclosure Information on: (a)the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	P49-51
		B4.1 Description of measures to review employment practices to avoid child and forced labour.	P49-51
		B4.2 Description of steps taken to eliminate such practices when discovered.	P49-51
	B5 Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.	P25
		B5.1 Number of suppliers by geographical region.	P89
		B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	P25
		B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	P26
		B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	P26
	B6 Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	P19-24、 P28、 P82-83

Subject area	Aspects	KPIs	Page
Social	B6 Product Responsibility	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	P21
		B6.2 Number of products and service-related complaints received and how they are dealt with.	P31
		B6.3 Description of practices relating to observing and protecting intellectual property rights.	P18
		B6.4 Description of quality assurance process and recall procedures.	P19-21
		B6.5 Description of consumer data protection and privacy policies and how they are implemented and monitored.	P82-83
	B7 Anti corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	P75
		B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P77
		B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P77
		B7.3 Description of anti-corruption training provided to directors and staff.	P76
	B8 Community investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	P65-66
		B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	P65-66
		B8.2 Resources contributed (e.g. money or time) to the focus area.	P65-66

HKEX ESG Reporting Code Part D:
Climate-Related Disclosures Index

Pilliars	KPIs	Page
Governance	Governance	P33
Strategy	Climate-related risks and opportunities	P34
	Business model and value chain	P34
	Strategy and decision-making	P34
	Financial position, financial performance and cash flows	P36-37
	Climate resilience	P33-38
	Financial impacts of climate-related risks and opportunities	P36-37
Risk management	Risk management	P38-39
Metrics and targets	Greenhouse gas emissions	P39
	Climate-related transition risks	P38
	Climate-related physical risks	P38
	Climate-related opportunities	P38
	Capital deployment	P37
	Internal carbon prices	P39
	Remuneration	P33
	Industry-based metrics	P41, P43
	Climate-related targets	P39
	Applicability of cross-industry metrics	P36-37

GRI Content Index

Statement of use	Li Auto has reported in accordance with the GRI Standards for the period from January 1, 2025 to December 31, 2025.
GRI 1 used	GRI 1: Foundation 2021

GRI Standard	Disclosure	Location
GRI 2: General Disclosures 2021	2-1 Organizational details	P3
	2-2 Entities included in the organization's sustainability reporting	P3
	2-3 Reporting period, frequency and contact point	P3
	2-4 Restatements of information	P3
	2-5 External assurance	/
	2-6 Activities, value chain and other business relationships	P4-5
	2-7 Employees	P49-54
	2-8 Workers who are not employees	P49-54
	2-9 Governance structure and composition	P69
	2-10 Governance structure and composition	P69
	2-11 Chair of the highest governance body	P69
	2-12 Role of the highest governance body in overseeing the management of impacts	P69
	2-13 Delegation of responsibility for managing impacts	P69
	2-14 Role of the highest governance body in sustainability reporting	P10
	2-15 Conflicts of interest	P11

GRI Standard	Disclosure	Location
GRI 2: General Disclosures 2021	2-16 Communication of critical concerns	P11
	2-17 Collective knowledge of the highest governance body	P60
	2-18 Evaluation of the performance of the highest governance body	P70
	2-19 Remuneration policies	P70
	2-20 Process to determine remuneration	P70
	2-21 Annual total compensation ratio	P89
	2-22 Statement on sustainable development strategy	P10
	2-23 Policy commitments	P75
	2-24 Embedding policy commitments	P75
	2-25 Processes to remediate negative impacts	P77
	2-26 Mechanisms for seeking advice and raising concerns	P77
	2-27 Compliance with laws and regulations	P75
	2-28 Membership associations	P14, P19
	2-29 Approach to stakeholder engagement	P11
	2-30 Collective bargaining agreements	/

GRI Standard	Disclosure	Location
GRI 3: Material Topics 2021	3-1 Process to determine material topics	P12
	3-2 List of material topics	P12
	3-3 Management of material topics	P12
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	/
	201-2 Financial implications and other risks and opportunities due to climate change	P34
	201-3 Defined benefit plan obligations and other retirement plans	P51
	201-4 Financial assistance received from government	/
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	/
	203-2 Significant indirect economic impacts	/
GRI 204: Procurement Practices	204-1 Proportion of spending on local suppliers	/
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	P75
	205-2 Communication and training about anti-corruption policies and procedures	P76
	205-3 Confirmed incidents of corruption and actions taken	P75
GRI 205: Anti-corruption 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	P77
GRI 301: Materials 2016	301-1 Materials used by weight or volume	P86
	301-2 Recycled input materials used	P86
	301-3 Recycled input materials used	P86
GRI 302: Energy 2016	302-1 Energy consumption within the organization	P86
	302-2 Energy consumption outside of the organization	P86
	302-3 Energy intensity	P86
	302-4 Reduction of energy consumption	P45-46
	302-5 Reductions in energy requirements of products and services	P45-46

GRI Standard	Disclosure	Location
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	P46
	303-2 Management of water discharge-related impacts	P44
	303-3 Water withdrawal	P46
	303-4 Water discharge	P44
	303-5 Water consumption	P46
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	P47
	304-2 Significant impacts of activities, products and services on biodiversity	P47
	304-3 Habitats protected or restored	/
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	/
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	P85
	305-2 Energy indirect (Scope 2) GHG emissions	P85
	305-3 Other indirect (Scope 3) GHG emissions	P85
	305-4 GHG emissions intensity	P85
	305-5 Reduction of GHG emissions	P39、P85
	305-6 Emissions of ozone-depleting substances (ODS)	/
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	P85
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	P44-45
	306-2 Management of significant waste-related impacts	P44-45
	306-3 Waste generated	P44-45
	306-4 Waste diverted from disposal	P44-45
	306-5 Waste directed to disposal	P44-45
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	P26
	308-2 Negative environmental impacts in the supply chain and actions taken	P26

GRI Standard	Disclosure	Location
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	P49-51
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	P51
	401-3 Parental leave	P51
GRI 402: Labor/Management Relations 2016	402-1 Minimum notice periods regarding operational changes	/
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	P55-62
	403-2 Hazard identification, risk assessment, and incident investigation	P55-62
	403-3 Occupational health services	P55-62
	403-4 Worker participation, consultation, and communication on occupational health and safety	P55-62
	403-5 Worker training on occupational health and safety	P55-62
	403-6 Promotion of worker health	P55-62
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	P55-62
	403-8 Workers covered by an occupational health and safety management system	P55-62
	403-9 Work-related injuries	P55-62
	403-10 Work-related ill health	P55-62
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	P52、P88
	404-2 Programs for upgrading employee skills and transition assistance programs	P52-54
	404-3 Percentage of employees receiving regular performance and career development reviews	P52-54
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	P49、P70
	405-2 Ratio of basic salary and remuneration of women to men	P88

GRI Standard	Disclosure	Location
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	P49
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	/
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	/
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	/
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples	/
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	/
	413-2 Operations with significant actual and potential negative impacts on local communities	/
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	P26
	414-2 Negative social impacts in the supply chain and actions taken	P26
GRI 415: Public Policy 2016	415-1 Political contributions	/
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	P22
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	P22
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	P83

Be Proactive, Change the World.

Environmental, Social and Governance Report 2025, Li Auto Inc.